    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 19, 2004.

                               REGISTRATION NOS. 333-               AND 811-6459
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM N-4
                        REGISTRATION STATEMENT UNDER THE
                             SECURITIES ACT OF 1933
                                                                             [X]
                          PRE-EFFECTIVE AMENDMENT NO.
                                                                             [ ]
                          POST-EFFECTIVE AMENDMENT NO.                       [ ]
                                      AND

                        REGISTRATION STATEMENT UNDER THE
                         INVESTMENT COMPANY ACT OF 1940
                                AMENDMENT NO. 47                             [X]
                            ------------------------

             MERRILL LYNCH LIFE VARIABLE ANNUITY SEPARATE ACCOUNT A
                           (EXACT NAME OF REGISTRANT)

                      MERRILL LYNCH LIFE INSURANCE COMPANY
                              (NAME OF DEPOSITOR)

                      1300 MERRILL LYNCH DRIVE, 2ND FLOOR
                          PENNINGTON, NEW JERSEY 08534
              (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------
               DEPOSITOR'S TELEPHONE NUMBER, INCLUDING AREA CODE:
                                 (609) 274-6900
                            ------------------------

NAME AND ADDRESS OF AGENT FOR SERVICE:     COPY TO:
BARRY G. SKOLNICK, ESQ.                    STEPHEN E. ROTH, ESQ.
SENIOR VICE PRESIDENT AND GENERAL COUNSEL  MARY E. THORNTON, ESQ.
MERRILL LYNCH LIFE INSURANCE COMPANY       SUTHERLAND ASBILL & BRENNAN LLP
1300 MERRILL LYNCH DRIVE, 2ND FLOOR        1275 PENNSYLVANIA AVENUE, N.W.
PENNINGTON, NEW JERSEY 08534               WASHINGTON, D.C. 20004-2415

                            ------------------------

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.
                            ------------------------

                     TITLE OF SECURITIES BEING REGISTERED:
   Units of interest in a separate account under flexible premium individual deferred variable annuity contracts.

                    EXHIBIT INDEX CAN BE FOUND ON PAGE C-11
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

------------------------------------------------------------

    MERRILL LYNCH LIFE VARIABLE ANNUITY
    SEPARATE ACCOUNT A (THE "ACCOUNT")
    FLEXIBLE PREMIUM INDIVIDUAL DEFERRED
    VARIABLE ANNUITY CONTRACT (THE "CONTRACT")
    issued by
    MERRILL LYNCH LIFE INSURANCE COMPANY
    HOME OFFICE: Little Rock, Arkansas 72201                                   PROSPECTUS
    SERVICE CENTER: P.O. Box 44222                                           ________, 2004
    Jacksonville, Florida 32231-4222                                        VARIABLE ANNUITY
    4804 Deer Lake Drive East
    Jacksonville, Florida 32246
    Phone: (800) 535-5549
    offered through
    MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
------------------------------------------------------------

This Prospectus describes a flexible premium individual deferred variable annuity contract issued by Merrill Lynch Life Insurance Company ("we" or "us"). The Contract allows you to accumulate a contract value, and later apply that contract value to receive fixed annuity payments. This Prospectus provides basic information that you should know before investing. Please read it carefully and keep it for future reference.

The contract value you accumulate under the Contract will fluctuate daily, based on the investment performance of the Account's subaccounts in which you invest. Each subaccount invests in one underlying portfolio. We do not guarantee how any of the portfolios will perform. INVESTING IN THIS CONTRACT INVOLVES RISK, INCLUDING POSSIBLE LOSS OF SOME OR ALL OF YOUR INVESTMENT.

REPLACING YOUR EXISTING ANNUITY OR LIFE INSURANCE POLICY WITH THIS CONTRACT MAY NOT BE TO YOUR ADVANTAGE.

When you purchase your Contract, you must select one of four Classes of the Contract, each of which has different surrender charges and asset-based insurance charges. The four available Classes of the Contract are:

P B Class                       P L Class
P C Class                       P Bonus Class

If you select the Bonus Class, we will add a bonus amount to your contract value every time you make a premium payment. In certain circumstances, we may take back all or a portion of the bonus amount. The overall expenses for the Bonus Class may be higher than the expenses for a similar Contract that does not pay a bonus amount. Selecting the Bonus Class may be beneficial to you only if you own the Contract for a sufficient length of time, and the investment performance of the Account's subaccounts in which you invest is sufficient to compensate for the Bonus Class' higher expenses. Over time, the value of the bonus amount(s) could be more than offset by higher expenses.

We put your premium payments as you direct into one or more subaccounts of the Account. In turn, we invest each subaccount's assets in the following corresponding portfolios ("Funds"):

[ ]  MERRILL LYNCH VARIABLE SERIES FUNDS, INC.
       Core Bond V.I. Fund
       Domestic Money Market V.I. Fund
       Fundamental Growth V.I. Fund
       Global Allocation V.I. Fund
       Government Bond V.I. Fund
       High Current Income V.I. Fund
       Index 500 V.I. Fund
       International Value V.I. Fund
       Large Cap Core V.I. Fund
       Large Cap Growth V.I. Fund

[ ]  MLIG VARIABLE INSURANCE TRUST
       Roszel/PIMCO CCM Capital
       Appreciation Portfolio

[ ]  AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.
       VP Ultra(R) Fund

[ ]  DAVIS VARIABLE ACCOUNT FUND, INC.
       Davis Value Portfolio

[ ]  FEDERATED INSURANCE SERIES
       Federated Capital Appreciation Fund II

[ ]  PIMCO VARIABLE INSURANCE TRUST
       Total Return Portfolio

PURCHASES AND REDEMPTIONS OF FUND SHARES; REINVESTMENT. The Account will purchase and redeem shares of the Funds at net asset value to provide benefits under the Contract. Fund distributions to the Account are automatically reinvested at net asset value in additional shares of the Funds.

THIS CONTRACT IS NOT AVAILABLE TO BE PURCHASED AS A
QUALIFIED CONTRACT OR THROUGH A TAX-DEFERRED PLAN.

A current prospectus for each of the Funds available through this Contract must accompany this Prospectus. Please read these documents carefully before investing and retain them for future reference.

To learn more about the Contract, you may want to read the Statement of
Additional Information dated           , 2004 (known as the "SAI"). For a free
copy of the SAI, simply call or write us at the phone number or address noted above. We have filed the SAI with the U.S. Securities and Exchange Commission ("SEC") and have incorporated it by reference into this Prospectus. (It is legally a part of this Prospectus.) The SAI's table of contents appears at the end of this Prospectus.

The SEC maintains a web site that contains the SAI, material incorporated by reference, and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

   THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED THESE CONTRACTS OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.

-----------------------------------------------------------------
  NOT FDIC INSURED         MAY LOSE VALUE       NO BANK GUARANTEE

TABLE OF CONTENTS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

DEFINITIONS.................................................     1

CAPSULE SUMMARY OF THE CONTRACT.............................     2
  Your Contract in General..................................     2
     Tax-Deferred Accumulation..............................     2
     Accumulation and Annuity Periods.......................     2
     Death Benefit..........................................     2
     Retirement Savings Vehicle.............................     2
     The Account............................................     2
     Tax-Deferred Plans.....................................     2
     State Variations.......................................     2
     Other Contracts We Issue...............................     3

  The Classes...............................................     3

  Premiums..................................................     3
     Premium Flexibility....................................     3
     Maximum Premium........................................     3
     Right to Refuse Premiums...............................     3
     Automatic Investment Feature...........................     3
     Premium Allocation.....................................     4
     Maximum Number of Subaccounts..........................     4
     Funds Available for Investment.........................     4

  Transfers Among Subaccounts...............................     4
     Limitation on Transfers................................     4
     Minimum Amounts........................................     4
     Transfer Programs......................................     4

  Partial Withdrawals and Surrender.........................     5
     Partial Withdrawals....................................     5
     Systematic Withdrawal Program..........................     5
     Surrender..............................................     5
     Surrender Charge.......................................     5
     Tax Consequences.......................................     5

  Death Benefits............................................     5
     Standard Death Benefit.................................     5
     GMDB Options...........................................     5
     Additional Death Benefit...............................     5

  Annuity Payments..........................................     6

  Fees and Charges..........................................     6
     Asset-Based Insurance Charge...........................     6
     Surrender Charge.......................................     6
     Contract Fee...........................................     6
     Transfer Fee...........................................     6
     Guaranteed Minimum Death Benefit Charge................     6
     Additional Death Benefit Charge........................     6
     Guaranteed Minimum Income Benefit Charge...............     6
     Premium Taxes..........................................     7
     Redemption Fee.........................................     7
     Fund Expenses..........................................     7
  Ten Day Right to Review ("Free Look").....................     7
  Replacement of Contracts..................................     7

FEE TABLE...................................................................................................          8
  Examples..................................................................................................         10
MERRILL LYNCH LIFE INSURANCE COMPANY AND THE ACCOUNT........................................................         11
  Merrill Lynch Life Insurance Company......................................................................         11
  The Account...............................................................................................         12
  Segregation of Account Assets.............................................................................         12
  Number of Subaccounts; Subaccount Investments.............................................................         12
INVESTMENTS OF THE ACCOUNT..................................................................................         13
  General Information and Investment Risks..................................................................         13
  Merrill Lynch Variable Series Funds, Inc..................................................................         14
  MLIG Variable Insurance Trust.............................................................................         15
  American Century Variable Portfolios, Inc.................................................................         15
  Davis Variable Account Fund, Inc..........................................................................         15
  Federated Insurance Series................................................................................         16
  PIMCO Variable Insurance Trust............................................................................         16
  Purchases and Redemptions of Fund Shares; Reinvestment....................................................         16
  Substitution of Investments...............................................................................         16
FEATURES AND BENEFITS OF THE CONTRACT.......................................................................         16
  Ownership of the Contract.................................................................................         16
  Issuing the Contract......................................................................................         17
     Issue Age..............................................................................................         17
     Information We Need To Issue The Contract..............................................................         17
  Ten Day Right to Review ("Free Look").....................................................................         18
  Classes...................................................................................................         18
  Premiums..................................................................................................         20
     Minimum and Maximum Premiums...........................................................................         20
     How to Make Payments...................................................................................         20
     Automatic Investment Feature...........................................................................         20
     Premium Investments....................................................................................         20
  Accumulation Units........................................................................................         21
  How Are My Contract Transactions Priced?..................................................................         21
  How Do We Determine The Number of Units?..................................................................         22
  Death of Annuitant Prior to Annuity Date..................................................................         22
  Transfers Among Subaccounts...............................................................................         23
     General................................................................................................         23
     Disruptive Trading.....................................................................................         23
  Dollar Cost Averaging Program.............................................................................         24
     What Is It?............................................................................................         24
     Participating in the DCA Program.......................................................................         24
     Minimum Amounts........................................................................................         24
     When Do We Make DCA Transfers?.........................................................................         25
  Asset Allocation Program..................................................................................         25
  Rebalancing Program.......................................................................................         25
  Partial Withdrawals.......................................................................................         26
     When and How Partial Withdrawals are Made..............................................................         26
     Minimum Amounts........................................................................................         27
     Systematic Withdrawal Program..........................................................................         27
  Surrenders................................................................................................         28
  Death Benefit.............................................................................................         28
     Standard Death Benefit.................................................................................         28
     GMDB Options...........................................................................................         28


       GMDB Base - Return of Premium........................    29
       GMDB Base - Maximum Anniversary Value................    29
       GMDB Base - Roll-Up..................................    29
       GMDB Base - Greater of Maximum Anniversary Value and
        Roll-Up.............................................    31
     Payment of Death Benefit...............................    31
     Spousal Beneficiary Continuation Option................    32
     Change of Owner........................................    32
     GMDB Limitation........................................    32
     GMDB Charge............................................    32

  Additional Death Benefit..................................    32
     ADB Limitation.........................................    33
     Spousal Continuation...................................    33
     Change of Owner........................................    33
     ADB Charge.............................................    34

  Payments to Contract Owners...............................    34

  Contract Changes..........................................    34

  Annuity Payments..........................................    35

  Annuity Options...........................................    35

  How We Determine Present Value of Future Guaranteed
     Annuity Payments.......................................    36

  Guaranteed Minimum Income Benefit.........................    37
     General................................................    37
     How We Determine the Amount of Your Minimum Guaranteed
      Income................................................    37
     GMIB MAV Base..........................................    38
     GMIB Roll-Up Base......................................    38
     GMIB Limitations.......................................    40
     Allocation Guidelines and Restrictions.................    40
     Electing to Receive Income Payments....................    40
     Available Annuity Options..............................    40
     Change of Annuitant....................................    41
     GMIB Charge............................................    41
  Gender-Based Annuity Purchase Rates.......................    41
  Inactive Contract.........................................    41

CHARGES, DEDUCTIONS, AND CREDITS............................    41
  Asset-Based Insurance Charge..............................    41
  Surrender Charge..........................................    42
     When Imposed...........................................    42
  How The Surrender Charge Works............................    43
     How Deducted...........................................    43
  Pro Rata Deductions.......................................    43
  Contract Fee..............................................    43
  Transfer Charge...........................................    44
  GMDB Charge...............................................    44
  ADB Charge................................................    44
  GMIB Charge...............................................    45
  Other Charges.............................................    45
     Redemption Fee.........................................    45
     Tax Charges............................................    45
     Fund Expenses..........................................    45
     Changes in Contract Charges............................    45
     Premium Taxes..........................................    45


  Contract Credits..........................................    45

FEDERAL INCOME TAXES........................................    46
  Tax Status of the Contract................................    46
     Diversification Requirements...........................    46
     Owner Control..........................................    46
     Required Distributions.................................    46
     Non-qualified..........................................    46
  Taxation of Annuities.....................................    47
     In General.............................................    47
     Withdrawals and Surrenders.............................    47
     Annuity Payments.......................................    47
     Taxation of Death Benefit Proceeds.....................    47
  Penalty Tax on Some Withdrawals...........................    47
  Transfers, Assignments, or Exchanges of a Contract........    48
  Withholding...............................................    48
  Multiple Contracts........................................    48
  Possible Changes In Taxation..............................    48
  Possible Charge For Our Taxes.............................    48
  Foreign Tax Credits.......................................    48

PERFORMANCE INFORMATION.....................................    48

OTHER INFORMATION...........................................    50
  Notices and Elections.....................................    50
  Voting Rights.............................................    50
  Reports to Contract Owners................................    51
  Material Conflicts........................................    51
  Changes to the Account....................................    51
  Selling the Contract......................................    51
  State Regulation..........................................    52
  Legal Proceedings.........................................    52
  Experts...................................................    52
  Legal Matters.............................................    53
  Registration Statements...................................    53

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL
  INFORMATION...............................................    54

APPENDIX A..................................................    55

APPENDIX B..................................................    56

APPENDIX C..................................................    57

APPENDIX D..................................................    58

APPENDIX E..................................................    59

DEFINITIONS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

- ACCUMULATION UNIT: A unit of measure used to determine the value of your interest in a subaccount during the accumulation period. There will be Class-distinct accumulation units for each subaccount.

- ANNUITANT: Any natural person(s) on whose life annuity payments are based. During the accumulation period, all references to the annuitant shall include any joint annuitants.

- ANNUITY DATE: The date on which you choose to begin receiving annuity payments.

- ANNUITY VALUE: The amount which will be applied to an annuity option on the annuity date. It is the contract value on the annuity date reduced by any charges for premium taxes, any bonus amounts added in the prior 12 months, and any other charges deducted on the annuity date.

- BENEFICIARY(S): The person(s) or entity(ies) designated by you to receive payment of the death benefit provided under the Contract.

-  CONTRACT ANNIVERSARY: An anniversary of the contract date.

- CONTRACT DATE: The effective date of the Contract. This is usually the business day we receive your initial premium at our Service Center.

- CONTRACT VALUE: The total value of your interest in the Contract as of the end of the valuation period.

- CONTRACT YEAR: The period from the contract date to the first contract anniversary, and thereafter, the period from one contract anniversary to the next contract anniversary.

- INDIVIDUAL RETIREMENT ACCOUNT OR ANNUITY ("IRA"): A retirement arrangement meeting the requirements of Section 408 or 408A of the Internal Revenue Code ("IRC").

-  MATURITY DATE: The latest possible annuity date.

- MONTHAVERSARY: The contract date and the same calendar day of each successive month during the accumulation period. If the contract date falls on the 29(th), 30(th), or 31(st) and there is no corresponding date in a subsequent month, the monthaversary will be the last day of that month.

- NET INVESTMENT FACTOR: An index used to measure the investment performance of a subaccount from one valuation period to the next valuation period. There will be a Class-distinct net investment factor for each subaccount.

- NONQUALIFIED CONTRACT: A Contract issued in connection with a retirement arrangement other than a qualified arrangement described in the IRC.

- QUALIFIED CONTRACT: A Contract issued in connection with a retirement arrangement described under Section 401(a), 403(b), 408, or 408A of the IRC.

- QUARTERVERSARY: The same calendar day of each successive three month period during the accumulation period, beginning with the contract date. If the contract date falls on the 29(th), 30(th), or 31(st) and there is no corresponding date in a subsequent third month, the quarterversary will be the last day of that third month.

- SURRENDER VALUE: The amount available upon surrender of the Contract. It is equal to the contract value reduced by any charges, including the surrender charge, and any applicable recapture of bonus amounts, and increased by any credits which apply upon surrender.

- TAX SHELTERED ANNUITY: A Contract issued in connection with a retirement arrangement that receives favorable tax status under Section 403(b) of the IRC.

- VALUATION PERIOD: The interval from one determination of the accumulation unit value for a subaccount to the next such determination. Class-distinct accumulation unit values are determined for each subaccount as of the close of trading on each day the New York Stock Exchange is open.

CAPSULE SUMMARY OF THE CONTRACT
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

This summary provides only a brief overview of the more important features of the Contract. You may obtain more detailed information about the Contract later in this prospectus and in the Statement of Additional Information ("SAI"). PLEASE READ THIS PROSPECTUS CAREFULLY.

                            YOUR CONTRACT IN GENERAL

   - TAX-DEFERRED ACCUMULATION. This annuity is a contract between you (the contract owner) and us in which you agree to make one or more payments to us and, in return, we agree to make a series of payments to you at a later date. The Contract gives you the opportunity to accumulate earnings on your contract value that are generally tax-deferred until:

           - you take money out of the Contract by surrender or partial withdrawal,

           -  we make annuity payments to you,

           -  or we pay the death benefit.

      Your contract value will increase or decrease depending on the investment performance of the subaccounts to which you allocate premiums and transfer contract value, the premiums you pay, the fees and charges we deduct, and the effects of any Contract transactions (such as transfers and partial withdrawals) on your contract value.

   - ACCUMULATION AND ANNUITY PERIODS. Like all deferred annuities, the Contract has two phases: the "pay-in" or accumulation period and the "payout" or annuity period. During the accumulation period, you can allocate premiums and transfer contract value among any combination of subaccounts offered under the Contract. The annuity period begins once you start receiving regular annuity payments from the Contract. You may receive annuity payments under one of several fixed annuity payment options. The contract value you accumulate during the accumulation period will directly determine the dollar amount of any annuity payments you receive.

   - DEATH BENEFIT. The Contract also provides a death benefit payable if the owner (or any co-owner, or the annuitant if the owner is a non-natural person) dies before the annuity date.

   - RETIREMENT SAVINGS VEHICLE. The Contract is designed to be a long-term investment in order to provide significant annuity benefits for you. If you withdraw money from the Contract too soon, you may incur substantial charges. In addition, any money you take out of the Contract to the extent of gain is subject to tax, and if taken before age 59 1/2 may also be subject to a 10% federal penalty tax. FOR THESE REASONS, YOU NEED TO CONSIDER YOUR CURRENT AND SHORT-TERM INCOME NEEDS CAREFULLY BEFORE YOU DECIDE TO BUY THE CONTRACT.

   -  THE ACCOUNT. You may allocate premium(s) to up to 20 of       subaccounts.
      Each subaccount invests exclusively in one of the Funds listed on the cover of this Prospectus. We reserve the right to offer other subaccounts in the future. Your investment returns on amounts you allocate to the subaccounts will fluctuate each day with the investment performance of those subaccounts and will be reduced by Contract charges. YOU BEAR THE ENTIRE INVESTMENT RISK FOR AMOUNTS YOU ALLOCATE TO THE SUBACCOUNTS.

   - TAX-DEFERRED PLANS. The Contract is only available as a nonqualified contract. It may not be issued as an IRA, Roth IRA, tax-sheltered annuity, SEP IRA, SIMPLE IRA, or purchased through an established tax-qualified custodial account or in connection with a qualified retirement plan or
      Section 457(b) plan.

   - STATE VARIATIONS. Contracts issued in your state may provide different features and benefits from those described in this Prospectus. This Prospectus provides a general description of the Contracts. Your actual Contract and any riders or endorsements are the controlling documents. If you would like to review a copy of the Contract or any riders or endorsements, contact our Service Center.

   - OTHER CONTRACTS WE ISSUE. We offer other variable annuity contracts that are available in different markets and have different fund selections. To obtain more information about these contracts, contact our Service Center or your Financial Advisor.

       FOR INFORMATION CONCERNING COMPENSATION PAID FOR THE SALE OF CONTRACTS, SEE "OTHER INFORMATION - SELLING THE CONTRACT."

                                  THE CLASSES

   - The Contract allows you to select one of four different charge structures based on your specific situation. Each different charge structure is referred to as a "Class." Each Class imposes different levels of surrender charges and asset-based insurance charges. Your Financial Advisor can assist you in selecting the Class that is right for you, based on your needs and preferences. Prior to issuance, you must select one of the four available Classes of the Contract:

           - B CLASS, which imposes a surrender charge on withdrawals equal to a maximum of 7.0% of each premium payment, reducing annually over 7 contract years, and an asset-based insurance charge that varies by subaccount and currently ranges from 1.15% to 1.45% of subaccount assets (guaranteed not to exceed 2.00%);

           - L CLASS, which imposes a surrender charge on withdrawals equal to a maximum of 6.0% of each premium payment, reducing annually over 4 contract years, and an asset-based insurance charge that varies by subaccount and currently ranges from 1.35% to 1.65% of subaccount assets (guaranteed not to exceed 2.00%);

           - C CLASS, which imposes a surrender charge on withdrawals during the first contract year equal to 2.0% of each premium payment and an asset-based insurance charge that varies by subaccount and currently ranges from 1.50% to 1.80% of subaccount assets (guaranteed not to exceed 2.00%); and

           - BONUS CLASS, which imposes a surrender charge on withdrawals equal to a maximum of 8.5% of each premium payment, reducing annually over 9 contract years, and an asset-based insurance charge that varies by subaccount and currently ranges from 1.45% to 1.75% of subaccount assets (guaranteed not to exceed 2.00%). If you select this Class, we will add a bonus amount to your contract value each time you make a premium payment. Under certain circumstances, we may recapture all or a portion of the bonus amount.

                                    PREMIUMS

   - PREMIUM FLEXIBILITY. Generally, before the annuity date you can pay premiums as often as you like. The initial premium payment must be $10,000 or more. Subsequent premiums must be $50 or more. The minimum premiums do not vary by Class.

   - MAXIMUM PREMIUM. We may refuse to issue a Contract or accept additional premiums if the total premiums paid under all variable annuity contracts issued by us or our affiliate, ML Life Insurance Company of New York, and owned by you or any co-owner exceed $1,000,000 (for contract owners under age 70) and $500,000 (for contract owners age 70 or older).

   - RIGHT TO REFUSE PREMIUMS. We reserve the right to refuse to accept any premium payments. No additional premiums may be paid on or after the owner's (or older co-owner's) 85(th) birthday.

   - AUTOMATIC INVESTMENT FEATURE. Under the automatic investment feature, you can make subsequent premium payments systematically from your Merrill Lynch brokerage account. For more information, see "Automatic Investment Feature."

   - PREMIUM ALLOCATION. As you direct, we will put premiums into the subaccounts corresponding to the Funds in which we invest your contract value. If your state requires us to return your premium(s) in the event you exercise your right to cancel the Contract, we will place your premium(s) into the ML Domestic Money Market V.I. Subaccount for the first 14 days following the contract date. After the 14 days, we'll put the money into the subaccounts you've selected. If your state permits us to return the contract value in the event you exercise your right to cancel the Contract, we won't wait 14 days. Instead, we'll invest your premium immediately in the subaccounts you've selected. However, for Contracts issued in California, for contract owners who are 60 years of age or older, we will put all premiums in the ML Domestic Money Market V.I. Subaccount for the first 35 days following the contract date, unless the contract owner directs us to invest the premiums in another subaccount.

   - MAXIMUM NUMBER OF SUBACCOUNTS. Currently, you may allocate premiums or contract value among up to 20 of the available subaccounts. Generally, within certain limits you may transfer contract value periodically among subaccounts.

   - FUNDS AVAILABLE FOR INVESTMENT. The Funds available for investment are listed at the beginning of this Prospectus. Each subaccount invests in a corresponding Fund. If you want detailed information about the investment objectives of the Funds, see "Investments of the Account" and the prospectuses for the Funds.

                          TRANSFERS AMONG SUBACCOUNTS

   - LIMITATION ON TRANSFERS. Before the annuity date, you may transfer all or part of your contract value among the subaccounts up to twelve times per contract year without charge. You may make more than twelve transfers among available subaccounts, but we will charge $25 per extra transfer (guaranteed not to exceed $30). See "Transfers Among Subaccounts." We may impose additional restrictions on transfers that violate our Disruptive Trading Procedures. See "Transfers Among Subaccounts - Disruptive Trading."

   - MINIMUM AMOUNTS. Your transfer from a subaccount must be a minimum of $100 or the total value in a subaccount, if less. Your contract value remaining in a subaccount after a transfer must be at least $100, or we will transfer the total subaccount value.

   - TRANSFER PROGRAMS. Several specialized transfer programs are available under the Contract. You cannot use more than one such program at a time.

           - First, we offer a Dollar Cost Averaging Program where money you've put in a designated subaccount is systematically transferred monthly or quarterly into other subaccounts you select without charge. The program may allow you to take advantage of fluctuations in fund share prices over time. (See "Dollar Cost Averaging Program.") (There is no guarantee that Dollar Cost Averaging will result in lower average prices or protect against market loss.)

           - Second, through participation in the Asset Allocation Program, you may select one of five asset allocation models. Your contract value is automatically rebalanced quarterly, semi-annually, or annually based on the asset allocation model selected. (See "Asset Allocation Program.")

           - Third, you may choose to participate in the Rebalancing Program where we automatically reallocate your contract value quarterly, semi-annually, or annually in order to maintain a particular percentage allocation among the subaccounts that you select. (See "Rebalancing Program.")

                       PARTIAL WITHDRAWALS AND SURRENDER

   - PARTIAL WITHDRAWALS. At any time prior to annuitization, you may submit a written request to withdraw part of your contract value, subject to the following rules.

           -  You must request at least $100.
           -  Surrender charges may apply.
           - You may not make a partial withdrawal if the withdrawal plus any surrender charge would cause the contract value to fall below $5,000.

   - SYSTEMATIC WITHDRAWAL PROGRAM. Additionally, under a Systematic Withdrawal Program, you may have automatic withdrawals of a specified dollar amount made monthly, quarterly, semi-annually, or annually. For more information, see "Systematic Withdrawal Program."

   - SURRENDER. At any time prior to annuitization, you may submit a written request to surrender your Contract and receive its surrender value. A surrender may be subject to a surrender charge.

   - SURRENDER CHARGE. Surrenders and partial withdrawals are generally subject to a surrender charge with the amount of the charge and the period that it applies depending on the Class (see "Surrender Charge"). However, we won't impose a surrender charge to the extent that withdrawals from the Contract in a contract year do not exceed the "free withdrawal amount" determined as of the date of the withdrawal request. The "free withdrawal amount" equals the greater of (a) 10% of each premium subject to a surrender charge (not to exceed the amount of each premium that had not been previously withdrawn as of the beginning of the contract year), less any prior withdrawals during that contract year; and (b) the gain in the Contract plus premiums remaining in the Contract that are no longer subject to a surrender charge. The gain in the Contract equals the excess, if any, of the contract value just prior to the withdrawal over total premiums paid into the Contract less prior withdrawals of these premiums.

   - TAX CONSEQUENCES. A partial withdrawal or surrender may have adverse tax consequences, including the imposition of a penalty tax on withdrawals prior to age 59 1/2.

                                 DEATH BENEFITS

   - STANDARD DEATH BENEFIT. The Contract provides a death benefit if you die before the annuity date. Unless you select an optional guaranteed minimum death benefit ("GMDB"), the death benefit equals the contract value, less any bonus amounts credited in the prior 12 months.

   - GMDB OPTIONS. For an additional charge, you may elect one of the following four optional GMDB provisions:

           -  Return of Premium
           -  Maximum Anniversary Value
           -  Roll-Up
           -  Greater of Maximum Anniversary Value and Roll-Up

   - ADDITIONAL DEATH BENEFIT. Contract owners may elect the Additional Death Benefit ("ADB") for an additional charge. The ADB is an optional rider that provides, on the death of the owner, an additional death benefit that may be used to help defray some or all of the expenses attributable to taxes payable on death benefit proceeds paid under the Contract.

   You can find more detailed information about the death benefit, the GMDB options, and the ADB, and how they are calculated, including age limitations that apply, under "Death Benefit."

   The payment of a death benefit may have tax consequences (see "Federal Income Taxes").

                                ANNUITY PAYMENTS

   - Annuity payments begin on the annuity date and are made under the annuity option you select.

   - You may select an annuity date that may not be earlier than the first Contract anniversary and may not be later than the maturity date. If you do not select an annuity date, the annuity date is the annuitant's 95th birthday. Details about the annuity options available under the Contract can be found under "Annuity Options."

   -  Annuity payments may have tax consequences (see "Federal Income Taxes").

   - You may elect the Guaranteed Minimum Income Benefit ("GMIB") for an additional quarterly charge. The GMIB is an optional rider that provides you the future ability to receive guaranteed minimum monthly fixed payments if you annuitize under the terms and conditions of the GMIB rider.

                                FEES AND CHARGES

   - ASSET-BASED INSURANCE CHARGE. We currently impose an asset-based insurance charge annually to cover certain risks. The amount of the charge varies by Class and subaccount. We deduct the asset-based insurance charge daily from the net asset value of the subaccounts. This charge ends on the annuity date.

   - SURRENDER CHARGE. We may impose a surrender charge only if you surrender or take a withdrawal from your Contract. The amount and period of the surrender charge varies by Class.

   - CONTRACT FEE. If the greater of contract value, or premiums less withdrawals, is less than $50,000, we currently impose a $50 contract fee on each contract anniversary and upon surrender or annuitization to reimburse us for expenses related to maintenance of the Contract. This contract fee will not exceed $75. This fee ends after the annuity date.

   - TRANSFER FEE. You may make up to twelve transfers among subaccounts per contract year without charge. If you make more than twelve, we will charge you $25 (guaranteed not to exceed $30) for each extra transfer. We deduct this charge pro rata from the subaccounts from which you are transferring contract value. Currently, transfers made by us under the Dollar Cost Averaging Program, the Asset Allocation Program, and the Rebalancing Program will not count toward the twelve transfers permitted among subaccounts per contract year without charge.

   - GUARANTEED MINIMUM DEATH BENEFIT CHARGE. If you elect a GMDB, we deduct a charge that compensates us for the risks we assume in providing this benefit. We won't deduct this charge after the annuity date. The charge varies according to the type of GMDB that you choose. These charges are calculated on each monthaversary by multiplying the applicable GMDB Base by the current GMDB charge percentage and dividing the resulting amount by
      12. On each quarterversary, we deduct the sum of the GMDB charges calculated on each of the three previous monthaversaries. If the GMDB rider is terminated at any time other than on a quarterversary, we will deduct from the contract value any charges calculated on any prior monthaversary that we have not collected.

   - ADDITIONAL DEATH BENEFIT CHARGE. If you elect the ADB, we will deduct a charge that compensates us for the risks we assume in providing this benefit. We won't deduct this charge after the annuity date. This charge is calculated on each monthaversary by multiplying the contract value by the current ADB charge percentage and dividing the resulting amount by 12. On each quarterversary, we deduct the sum of the ADB charges calculated on each of the three previous monthaversaries. If the ADB is terminated at any time other than on a quarterversary, we will deduct from the contract value any charges calculated on any prior monthaversary that we have not collected.

   - GUARANTEED MINIMUM INCOME BENEFIT CHARGE. If you elect the GMIB, we will deduct a charge that compensates us for the risks we assume in providing this benefit. We won't deduct this charge after the annuity date. This charge is calculated on each monthaversary by multiplying the GMIB Base by the current GMIB charge percentage and dividing the resulting amount by 12. On each quarterversary, we deduct the sum of the GMIB charges calculated on each of the three previous monthaversaries. If the GMIB rider is terminated at any time other than on a quarterversary, we will deduct from the contract value any charges calculated on any prior monthaversary that we have not collected. We deduct this fee regardless of whether annuity payments under the GMIB would be higher than those provided under the Contract.

   - PREMIUM TAXES. On the annuity date, we deduct a charge for any premium taxes imposed by a state. Premium tax rates vary from jurisdiction to jurisdiction. They currently range from 0% to 5%. In some jurisdictions, we deduct a charge for premium taxes from any withdrawal, surrender, or death benefit payment.

   - REDEMPTION FEE. We reserve the right to impose a redemption fee upon a transfer from one subaccount to another or to collect any redemption fee imposed by any Fund or if required by any regulatory authority.

   - FUND EXPENSES. You will bear the costs of advisory fees and operating expenses deducted from Fund assets.

       YOU CAN FIND DETAILED INFORMATION ABOUT ALL FEES AND CHARGES IMPOSED ON THE CONTRACT UNDER "CHARGES, DEDUCTIONS, AND CREDITS."

                     TEN DAY RIGHT TO REVIEW ("FREE LOOK")

   - When you receive the Contract, review it carefully to make sure it is what you intended to purchase. Generally, within 10 days after you receive the Contract, you may return it for a refund. The Contract will then be deemed void. Some states allow a longer period of time to return the Contract, particularly if the Contract is replacing another contract.

   - To receive a refund, return the Contract to the Service Center or to the Financial Advisor who sold it. If your state requires us to return your premium(s) in the event you exercise your right to cancel the Contract, we will refund the greater of all premiums paid into the Contract or the contract value as of the date you return the Contract. If your state permits us to return the contract value in the event you exercise your right to cancel the Contract, we'll refund the contract value as of the date you return the Contract. For Contracts issued in California to contract owners who are 60 years of age or older and who directed us on the application to invest the premiums in a subaccount other than the ML Domestic Money Market V.I. Subaccount, we'll refund the contract value as of the date you return the Contract.

                               REPLACEMENT OF CONTRACTS

   - Generally, it is not advisable to purchase a Contract as a replacement for an existing annuity contract or life insurance policy. You should replace an existing contract only when you determine that the Contract is better for you. You may have to pay a surrender charge on your existing contract, and the new Contract may impose a new surrender charge period. Before you buy a Contract, ask your Financial Advisor if purchasing a Contract will be advantageous, given the Contract's features, benefits, and charges compared to your existing contract.

   - You should talk to your tax advisor to make sure that a replacement purchase will qualify as a tax-free exchange. If you surrender your existing contract for cash and then buy the Contract, you may have to pay federal income taxes, including possible penalty taxes, on the surrender. Also, because we will not issue the Contract until we have received the initial premium from your existing insurance company, the issuance of the Contract may be delayed.

FEE TABLE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer contract value between the subaccounts. State premium taxes may also be deducted.

CONTRACT OWNER TRANSACTION EXPENSES

                Sales Load Imposed on Premiums                           None
         Surrender Charge
                                              AS A % OF PREMIUM WITHDRAWN
   COMPLETE YEARS ELAPSED SINCE
        PAYMENT OF PREMIUM
                                    B CLASS   L CLASS   C CLASS      BONUS CLASS
             0 years                  7.0%      6.0%      2.0%           8.5%
             1 year                   6.0%      5.0%      0.0%           8.0%
             2 years                  5.0%      4.0%      0.0%           7.5%
             3 years                  4.0%      3.0%      0.0%           7.0%
             4 years                  3.0%      0.0%      0.0%           6.0%
             5 years                  2.0%      0.0%      0.0%           5.0%
             6 years                  1.0%      0.0%      0.0%           4.0%
             7 years                  0.0%      0.0%      0.0%           3.0%
             8 years                  0.0%      0.0%      0.0%           2.0%
             9 years                  0.0%      0.0%      0.0%           0.0%
                                                                  $
                                                                    25 (guaranteed
         Transfer Fee(1)                                          not to exceed $30)

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Fund fees and expenses. This table also includes the charges you would pay if you added optional riders to your Contract.

PERIODIC CHARGES OTHER THAN FUND EXPENSES

SEPARATE ACCOUNT ANNUAL EXPENSES (AS A
PERCENTAGE OF AVERAGE DAILY NET ASSETS IN THE
SUBACCOUNTS)(2)                                   B CLASS   L CLASS   C CLASS   BONUS CLASS
     Current Asset-Based Insurance Charge for
     all subaccounts other than those noted
     below                                         1.30%     1.50%     1.65%       1.60%
     Current Asset-Based Insurance Charge for
     the         ,         , and
     Subaccounts
     Current Asset-Based Insurance Charge for
     the         ,         , and
     Subaccounts
     Current Asset-Based Insurance Charge for
     the         ,         , and
     Subaccounts
     Current Asset-Based Insurance Charge for
     the         ,         , and
     Subaccounts
     Maximum Asset-Based Insurance Charge          2.00%     2.00%     2.00%       2.00%

-------------------------------
(1) There is no charge for the first 12 transfers in a contract year.

                                                                  CURRENT            MAXIMUM
OTHER CHARGES
     Annual Contract Fee(3)                                          $50                $75
ANNUAL CHARGE FOR OPTIONAL RIDERS(4)
     Return of Premium GMDB                                         0.15%              0.40%
     Maximum Anniversary Value GMDB                                 0.25%              0.65%
     Roll-Up GMDB                                                   0.50%              1.00%
     Greater of Maximum Anniversary Value and Roll-Up GMDB          0.65%              1.20%
     ADB charge                                                     0.30%              0.50%
     GMIB Charge                                                    0.50%              0.90%

The next table shows the minimum and maximum total operating expenses charged by the Funds that you may pay periodically during the time that you own the Contract. More detail concerning each Fund's fees and expenses is contained in the prospectus for each Fund.

RANGE OF EXPENSES FOR THE FUNDS(5)                              MINIMUM        MAXIMUM
TOTAL ANNUAL FUND OPERATING EXPENSES (total of all expenses
  that are deducted from Fund assets, including management
  fees, 12b-1 fees, and other expenses)
NET ANNUAL FUND OPERATING EXPENSES (total of all expenses
  that are deducted from Fund assets, including management
  fees, 12b-1 fees, and other expenses - after any
  contractual waivers or reimbursements of fees and
  expenses)(6)

-------------------------------
(2) To the extent that a Fund, its investment adviser, or its affiliate pays us or our affiliates compensation that is more or less than 0.35% of the assets of the Fund attributable to the Contracts and other contracts that we or our affiliates issue, we have adjusted the asset-based insurance charge for that subaccount. For each 0.05% that the compensation we or our affiliates receive exceeds 0.35%, we have reduced the asset-based insurance charge for that subaccount by 0.05%. Similarly, for each 0.05% that the compensation we or our affiliates receive is less than 0.35% of the assets of the Fund attributable to the Contracts and other contracts that we or our affiliates issue, we have increased the asset-based insurance charge by 0.05%.

(3) The contract fee will be assessed annually on each contract anniversary and upon surrender or annuitization only if the greater of contract value, or premiums less withdrawals, is less than $50,000.

(4) Each of these charges will be calculated on each monthaversary by multiplying the respective base value by the respective current charge percentage and dividing the resulting amount by 12. The sum of the charges calculated on each of the three previous monthaversaries is collected on each quarterversary. (For a discussion of the respective base values, see "Guaranteed Minimum Death Benefit," "Additional Death Benefit," and "Guaranteed Minimum Income Benefit.") If you terminate these riders at any time other than on a quarterversary, we will deduct from the contract value any charges calculated on any prior monthaversary that we have not collected. We won't deduct these charges after the annuity date.

(5) The Fund expenses used to prepare this table were provided to us by the Funds. We have not independently verified such information. The expenses shown are those incurred for the year ended December 31, 2003 or estimated for the current year. Current or future expenses may be greater or less than those shown. The investment adviser for certain Funds may voluntarily reimburse or waive Fund expenses. For more information about these arrangements, consult the prospectuses for the Funds.

(6) The range of Net Annual Fund Operating Expenses takes into account contractual arrangements for certain Funds that require the investment adviser to reimburse or waive fund expenses above a specified threshold for a limited period of time. For more information about these arrangements, consult the prospectuses for the Funds.

                                    EXAMPLES

These Examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner Transaction Expenses, Separate Account Annual Expenses (including the asset-based insurance charge for the most expensive subaccount), the Greater of Maximum Anniversary Value and Roll-Up GMDB Charge, the ADB charge, the GMIB Charge, and Annual Fund Operating Expenses.

EXAMPLE 1. This Example assumes that you invest $10,000 in a B Class Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the (a) maximum and (b) minimum fees and expenses of any of the Funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1)  If you surrender the Contract at the end of the applicable time period:

               1 YEAR                3 YEARS               5 YEARS              10 YEARS
  (a)
  (b)

(2) If you annuitize or remain invested in the Contract at the end of the applicable time period:

               1 YEAR                3 YEARS               5 YEARS              10 YEARS
  (a)
  (b)

EXAMPLE 2. This Example assumes that you invest $10,000 in a L Class Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the (a) maximum and (b) minimum fees and expenses of any of the Funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1)  If you surrender the Contract at the end of the applicable time period:

               1 YEAR                3 YEARS               5 YEARS              10 YEARS
  (a)
  (b)

(2) If you annuitize or remain invested in the Contract at the end of the applicable time period:

               1 YEAR                3 YEARS               5 YEARS              10 YEARS
  (a)
  (b)

EXAMPLE 3. This Example assumes that you invest $10,000 in a C Class Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the (a) maximum and (b) minimum fees and expenses of any of the Funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1)  If you surrender the Contract at the end of the applicable time period:

               1 YEAR                3 YEARS               5 YEARS              10 YEARS
  (a)
  (b)

(2) If you annuitize or remain invested in the Contract at the end of the applicable time period:

               1 YEAR                3 YEARS               5 YEARS              10 YEARS
  (a)
  (b)

EXAMPLE 4. This Example assumes that you invest $10,000 in a Bonus Class Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the (a) maximum and (b) minimum fees and expenses of any of the Funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1)  If you surrender the Contract at the end of the applicable time period:

               1 YEAR                3 YEARS               5 YEARS              10 YEARS
  (a)
  (b)

(2)  If you annuitize the Contract at the end of the applicable time period:

               1 YEAR                3 YEARS               5 YEARS              10 YEARS
  (a)
  (b)

(3) If you remain invested in the Contract at the end of the applicable time period:

               1 YEAR                3 YEARS               5 YEARS              10 YEARS
  (a)
  (b)

The Examples reflect the $50 contract fee as 0.05% based on our estimate of average contract size. Contractual waivers and reimbursements are reflected in the first year of the example, but not in subsequent years. See the "Charges and Discussions" section in this Prospectus and the Fund prospectuses for a further discussion of fees and charges.

THE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES OR ANNUAL RATES OF RETURN OF ANY FUND. ACTUAL EXPENSES AND ANNUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE ASSUMED FOR THE PURPOSE OF THE EXAMPLES.

Because the Contracts were not offered for sale on or prior to                ,
2004, condensed financial information is not available.

MERRILL LYNCH LIFE INSURANCE COMPANY AND THE ACCOUNT
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      MERRILL LYNCH LIFE INSURANCE COMPANY

We are a stock life insurance company organized under the laws of the State of Washington on January 27, 1986. We changed our corporate location to Arkansas on August 31, 1991. We are an indirect wholly owned subsidiary of Merrill Lynch & Co., Inc., a corporation whose common stock is traded on the New York Stock Exchange. Our financial statements can be found in the Statement of Additional Information. You should consider them only in the context of our ability to meet any Contract obligation.

                                  THE ACCOUNT

The Merrill Lynch Life Variable Annuity Separate Account A (the "Account") offers through its subaccounts a variety of investment options. Each option has a different investment objective.

We established the Account on August 6, 1991. It is governed by Arkansas law, our state of domicile. The Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940. The Account meets the definition of a separate account under the federal securities laws. The Account's assets are segregated from all of our other assets.

                         SEGREGATION OF ACCOUNT ASSETS

Segregation of your    -  Obligations to contract owners and beneficiaries that arise
account assets            under the Contract are our obligations.
                       -  We own all of the assets in the Account.
                       -  The Account's income, gains, and losses, whether or not realized, derived from Account assets are credited to or
                          charged against the Account without regard to our other
                          income, gains or losses.
                       -  The assets in each Account will always be at least equal to the reserves and other liabilities of the Account.
                       -  If the Account's assets exceed the required reserves and other Contract liabilities, we may transfer the excess to
                          our general account.
                       -  Under Arkansas insurance law the assets in the Account, to the extent of its reserves and liabilities, may not be
                          charged with liabilities arising out of any other business we conduct nor may the assets of the Account be charged with any liabilities of other separate accounts.

                 NUMBER OF SUBACCOUNTS; SUBACCOUNT INVESTMENTS

Subaccounts            -  There are       subaccounts currently available through the
                          Account. All subaccounts invest in a corresponding Fund.
                       -  Additional subaccounts may be added or closed in the future.

Performance of         -  Although the investment objectives and policies of certain
Similar Funds             Funds are similar to the investment objectives and policies of other portfolios that may be managed or sponsored by the same investment adviser, subadviser, manager, or sponsor,
                          nevertheless, we do not represent or assure that the
                          investment results will be comparable to any other
                          portfolio, even where the investment adviser, subadviser, or manager is the same. In particular, certain Funds available only through the Contract have names similar to Funds not
                          available through the Contract.
                       -  The performance of a Fund not available through the Contract does not indicate performance of the similarly named Fund
                          available through the Contract. Differences in portfolio
                          size, actual investments held, fund expenses, and other
                          factors all contribute to differences in fund performance.
                       -  For all of the above reasons, you should expect investment results to differ.

INVESTMENTS OF THE ACCOUNT
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                    GENERAL INFORMATION AND INVESTMENT RISKS

Information about investment objectives, management, policies, restrictions, expenses, risks, and all other aspects of fund operations can be found in the Funds' prospectuses and Statements of Additional Information. Read these carefully before investing. Fund shares are currently sold to our separate accounts, as well as separate accounts of ML Life Insurance Company of New York (an indirect wholly owned subsidiary of Merrill Lynch & Co., Inc.), and insurance companies not affiliated with us, to fund benefits under certain variable annuity and variable life insurance contracts. Shares of these Funds may be offered to certain pension or retirement plans.

The investment adviser of a Fund (or its affiliates) may pay compensation to us or our affiliates, which may be significant, in connection with administration, distribution, or other services provided with respect to the Funds and their availability through the Contracts. The amount of this compensation is based upon a percentage of the assets of the Fund attributable to the Contracts and other contracts that we or our affiliates issue. These percentages differ, and some advisers (or affiliates) may pay more than others. These percentages currently range from 0.20% to 0.35%. In addition, certain Funds make 12b-1 payments to Distributor under their distribution plans in consideration of services provided and expenses incurred by Distributor in distributing Fund shares (see the Fund prospectuses). These payments currently range from 0.15% to 0.25% of Account assets invested in a particular Fund.

In some cases, we may receive more compensation from some Funds (or their investment advisers or affiliates) than from others. To the extent that a Fund, its investment adviser, or its affiliate pays us or our affiliates compensation that is more or less than 0.35% of the assets of the Fund attributable to the Contracts and other contracts that we or our affiliates issue, we will adjust the asset-based insurance charge for that subaccount. For each 0.05% that the compensation we or our affiliates receive exceeds 0.35%, we will reduce the asset-based insurance charge for that subaccount by 0.05%. Similarly, for each 0.05% that the compensation we or our affiliates receive is less than 0.35% of the assets of the Fund attributable to the Contracts and other contracts that we or our affiliates issue, we will increase the asset-based insurance charge by 0.05%. For example, if we receive compensation from a Fund, its investment adviser, or its affiliate of 0.47%, we would decrease the asset-based insurance charge by 0.10%, not 0.12% for that subaccount.

Generally, you should consider the Funds as long-term investments and vehicles for diversification, but not as a balanced investment program. Many of these Funds may not be appropriate as the exclusive investment to fund a Contract for all contract owners. The Fund prospectuses also describe certain additional risks, including investing on an international basis or in foreign securities and investing in lower rated or unrated fixed income securities. There is no guarantee that any Fund will be able to meet its investment objectives. Meeting these objectives depends upon future economic conditions and upon how well Fund management anticipates changes in economic conditions.

The following tables summarize each Funds' investment objective(s) and policies. There is no assurance that any of the portfolios will achieve the stated objective(s).

                   MERRILL LYNCH VARIABLE SERIES FUNDS, INC.

         FUND                      INVESTMENT OBJECTIVE AND INVESTMENT ADVISER
---------------------------------------------------------------------------------------
CORE BOND V.I. FUND        This Fund seeks to obtain a high level of current income.
                           Secondarily, the Fund seeks capital appreciation when
                           consistent with the foregoing objective. The Fund invests
                           primarily in fixed income securities of any kind rated
                           investment grade, or, if unrated, of comparable quality. The
                           Fund's investment adviser is Merrill Lynch Investment
                           Managers, L.P. ("MLIM").
---------------------------------------------------------------------------------------
DOMESTIC MONEY MARKET      This Fund seeks to preserve capital, maintain liquidity, and
V.I. FUND                  achieve the highest possible current income consistent with the foregoing objectives by investing in short-term domestic money market securities. Although the Domestic Money Market
                           V.I. Fund seeks to preserve capital, it is possible to lose money by investing in this Fund. During extended periods of low interest rates, the yields of the Domestic Money Market
                           V.I. Subaccount also may become extremely low and possibly negative. The Fund's investment adviser is MLIM.
---------------------------------------------------------------------------------------
FUNDAMENTAL GROWTH V.I.    This Fund seeks long-term growth of capital. The Fund
FUND                       purchases primarily common stocks of U.S. companies that
                           Fund management believes have shown above-average rates of growth earnings over the long-term. The Fund will generally invest at least 65% of its total assets in equity
                           securities. The Fund's investment adviser is MLIM.
---------------------------------------------------------------------------------------
GLOBAL ALLOCATION V.I.     This Fund seeks high total investment return by investing
FUND                       primarily in a portfolio of equity and fixed-income
                           securities, including convertible securities, of U.S. and
                           foreign issuers. The Fund seeks to achieve its objective by investing primarily in securities of issuers located in
                           North and South America, Europe, Australia, and the Far
                           East. The Fund's investment adviser is MLIM.
---------------------------------------------------------------------------------------
GOVERNMENT BOND V.I.       This Fund seeks the highest possible current income
FUND                       consistent with the protection of capital afforded by
                           investing in debt securities issued or guaranteed by the
                           U.S. Treasury or U.S. government agencies, and by
                           instrumentalities. The Fund's investment adviser is MLIM.
---------------------------------------------------------------------------------------
HIGH CURRENT INCOME        This Fund seeks to obtain a high level of current income.
V.I. FUND                  Secondarily, the Fund seeks capital appreciation to the
                           extent consistent with the foregoing objective. The Fund
                           invests principally in fixed-income securities that are
                           rated in the lower rating categories of the established
                           rating services or in unrated securities of comparable
                           quality (including securities commonly known as "junk
                           bonds"). Investment in such securities entails relatively
                           greater risk of loss of income or principal. In an effort to minimize risk, the Fund will diversify its holdings among
                           many issuers. However, there can be no assurance that
                           diversification will protect the Fund from widespread
                           defaults during periods of sustained economic downturn. The
                           Fund's investment adviser is MLIM.
---------------------------------------------------------------------------------------
INDEX 500 V.I. FUND        This Fund seeks investment results that, before expenses,
                           correspond to the aggregate price and yield performance of the Standard & Poor's 500 Composite Stock Price Index (the
                           "S&P 500 Index"). The Fund's investment adviser is MLIM.
---------------------------------------------------------------------------------------
INTERNATIONAL VALUE        This Fund seeks to provide current income and long-term
V.I. FUND                  growth of income, accompanied by growth of capital. In
                           investing the Fund's assets, the investment adviser follows a value style. This means that it buys stocks that it
                           believes are currently undervalued by the market and thus
                           would have a lower price than their true worth. The Fund's investment adviser is MLIM.
---------------------------------------------------------------------------------------

         FUND                      INVESTMENT OBJECTIVE AND INVESTMENT ADVISER
---------------------------------------------------------------------------------------
LARGE CAP CORE V.I.        This Fund seeks to achieve high total investment return. The
FUND                       Fund seeks to achieve its objective by investing at least
                           80% of its total assets in common stock of companies the
                           adviser selects from among those included in the Russell
                           1000 Index. The Fund uses an investment approach that blends growth and value. The Fund's investment adviser is MLIM.
---------------------------------------------------------------------------------------
LARGE CAP GROWTH V.I.      This Fund seeks long-term capital growth. The Fund invests
FUND                       primarily in a diversified portfolio of equity securities of large cap companies that Fund management believes have good prospects for earnings growth. The Fund's investment adviser is MLIM.
---------------------------------------------------------------------------------------

                         MLIG VARIABLE INSURANCE TRUST

         FUND                      INVESTMENT OBJECTIVE AND INVESTMENT ADVISER
---------------------------------------------------------------------------------------
ROSZEL/PIMCO CCM           This Fund seeks long-term capital appreciation. The Fund
CAPITAL APPRECIATION       pursues its investment objective by investing at least 65%
PORTFOLIO                  of its total assets in large capitalization equity
                           securities of companies that the adviser believes have a
                           potential for high earnings growth rates. The Fund's
                           investment adviser is Roszel Advisors, LLC ("Roszel
                           Advisors"). The sub-advisers for the Fund are PIMCO Advisors
                           Retail Holdings LLC and Cadence Capital Management LLC.
                           Roszel Advisors pays the subadvisory fees, not the Fund.
---------------------------------------------------------------------------------------

                   AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.

         FUND                      INVESTMENT OBJECTIVE AND INVESTMENT ADVISER
---------------------------------------------------------------------------------------
VP ULTRA(R) FUND           This Fund seeks long-term capital growth. The fund managers look for stocks of large companies they believe will
                           increase in value over time, using a growth investment
                           strategy developed by ACIM. This strategy looks for
                           companies with earnings and revenues that are not only
                           growing, but growing at a successively faster, or
                           accelerating pace. This strategy is based on the premise
                           that, over the long term, the stocks of companies with
                           accelerating earnings and revenues have a
                           greater-than-average chance to increase in value. The Fund's investment adviser is American Century Investment
                           Management, Inc.
---------------------------------------------------------------------------------------

                       DAVIS VARIABLE ACCOUNT FUND, INC.

         FUND                      INVESTMENT OBJECTIVE AND INVESTMENT ADVISER
---------------------------------------------------------------------------------------
DAVIS VALUE PORTFOLIO      This Fund seeks to provide long-term growth of capital. The
                           Fund invests primarily in common stock of U.S. companies
                           with market capitalizations of at least $10 billion. These companies are selected based on their potential for long-
                           term growth, long-term return, and minimum risk. The Fund's investment adviser is Davis Selected Advisers, LP ("Davis
                           Advisers"). The sub-adviser for the Fund is Davis Selected
                           Advisers-NY, Inc. Davis Advisers pays the subadvisory fees, not the Fund.
---------------------------------------------------------------------------------------

                           FEDERATED INSURANCE SERIES

         FUND                      INVESTMENT OBJECTIVE AND INVESTMENT ADVISER
---------------------------------------------------------------------------------------
FEDERATED CAPITAL          This Fund seeks capital appreciation. The Fund pursues its
APPRECIATION FUND II       investment objective by investing primarily in common stock of companies with large and medium market capitalizations
                           that offer superior growth prospects or of companies whose stock is undervalued. The Fund's investment adviser is
                           Federated Equity Management Company of Pennsylvania.
---------------------------------------------------------------------------------------

                         PIMCO VARIABLE INSURANCE TRUST

         FUND                      INVESTMENT OBJECTIVE AND INVESTMENT ADVISER
---------------------------------------------------------------------------------------
TOTAL RETURN PORTFOLIO     This Fund seeks to maximize total return, consistent with
                           preservation of capital and prudent investment management.
                           Under normal circumstances, the Fund invests at least 65% of its assets in a diversified portfolio of fixed income
                           instruments of varying maturities. The average portfolio
                           duration normally varies within a three- to six-year time
                           frame based on PIMCO's forecast for interest rates. The
                           Fund's investment adviser is Pacific Investment Management
                           Company LLC.
---------------------------------------------------------------------------------------

             PURCHASES AND REDEMPTIONS OF FUND SHARES; REINVESTMENT

The Account will purchase and redeem shares of the Funds at net asset value to provide benefits under the Contract. Fund distributions to the Account are automatically reinvested at net asset value in additional shares of the Funds.

                          SUBSTITUTION OF INVESTMENTS

We may substitute a different investment option for any of the current Funds. A substitution may become necessary if, in our judgment, a portfolio no longer suits the purposes of the Contracts or for any other reason in our sole discretion. This may happen due to a change in laws or regulations, or a change in a portfolio's investment objectives or restrictions, or because the portfolio is no longer available for investment, or for some other reason. A substituted portfolio may have different fees and expenses. Substitution may be made with respect to existing contract value or future premium payments, or both for some or all classes of Contracts. Furthermore, we may close subaccounts to allocation of premium payments or contract value, or both for some or all classes of Contracts, at any time in our sole discretion. However, before any such substitution, we would obtain any necessary approval of the SEC and applicable state insurance departments. We will notify you of any substitutions.

FEATURES AND BENEFITS OF THE CONTRACT
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

As we describe the Contract, we will often use the word "you." In this context "you" means "contract owner."

                           OWNERSHIP OF THE CONTRACT

The contract owner (and any co-owner) is entitled to exercise all rights under the Contract. Unless otherwise specified, the purchaser of the Contract will be the contract owner. The Contract can be owned by a trust or a corporation. However, special tax rules apply to Contracts owned by "non-natural persons" such as corporations or trusts. If you are a human being, you are considered a "natural person." You may designate a beneficiary. If you die before the annuity date, the beneficiary will receive a death benefit. You may also designate an annuitant.

Changing the           -  You may change the annuitant at any time prior to the
Annuitant                 maturity date by providing a written request.
                       -  If you change the annuitant, the new annuitant must not have been older than 80 years old on the contract date.
                       -  If you don't select an annuitant, you are the annuitant.
                       -  If you are not the annuitant and you die during the annuity period, any remaining payments under the annuity option in effect will continue at least as rapidly as under the
                          distribution method in effect as of your death.
                       -  If a non-natural person owns the Contract and changes the annuitant, the Internal Revenue Code (IRC) requires us to
                          treat the change as the death of a contract owner. We will then pay the beneficiary the death benefit.

Changing the Owner     -  Upon written request, you may designate a new owner subject to certain requirements and limitations.
                       -  If you change the owner, the new owner must not have been older than 80 years old on the contract date.
                       -  A change in owner terminates all prior beneficiary
                          designations, subject to the consent of any irrevocable
                          beneficiary.
                       -  We are not responsible for the tax consequences of any
                          change in ownership.

Co-owners of the       -  The Contract may be owned by co-owners, limited to two
Contract                  natural persons.
                       -  When co-owners are established, they exercise all rights under the Contract jointly unless they elect otherwise.
                       -  Upon the death of either co-owner, the surviving co-owner will be deemed to be the primary beneficiary unless you
                          specify otherwise.
                       -  Co-owners may also designate a beneficiary to receive
                          benefits on the surviving co-owner's death.
                       -  Co-owner spouses must each be designated as beneficiary for the other.

Assigning the          -  The Contract may not be sold or assigned, discounted, or
Contract and              pledged as collateral for a loan or as a security for the
                          performance of any obligation.
Payments Under the     -  No payment and no amount under this Contract can be taken or
Contract                  assigned in advance of its payment date unless we receive
                          the owner's written consent.

                              ISSUING THE CONTRACT

ISSUE AGE. You can buy a Contract if you (or the older owner, if the Contract has co-owners, or the annuitant, if the owner is a non-natural person) is not older than 80 years old. Annuitants also must not be older than 80 years old on the contact date.

INFORMATION WE NEED TO ISSUE THE CONTRACT. Before we issue the Contract, we need certain information from you. We may require you to complete and return a written application in certain circumstances, such as when the Contract is being issued to replace, or in exchange for, another annuity or life insurance contract. Once we review and approve the application or the information provided, and you pay the initial premium, we'll issue a Contract. Generally, we'll issue the Contract and invest the premium within two business days of our receiving your premium. If we haven't received necessary information within five business days, we will return the premium and no Contract will be issued.

                     TEN DAY RIGHT TO REVIEW ("FREE LOOK")

When you receive the Contract, review it carefully to make sure it is what you intended to purchase. Generally, within 10 days after you receive the Contract, you may return it for a refund. The Contract will then be deemed void. Some states allow a longer period of time to return the Contract, particularly if the Contract is replacing another contract.

To receive a refund, return the Contract to the Service Center or to the Financial Advisor who sold it. If your state requires us to return your premium(s) in the event you exercise your right to cancel the Contract, we will refund the greater of all premiums paid into the Contract or the contract value as of the date you return the Contract. If your state permits us to return the contract value in the event you exercise your right to cancel the Contract, we'll refund the contract value as of the date you return the Contract. For Contracts issued in California to contract owners who are 60 years of age or older and who directed us on the application to invest the premiums in a subaccount other than the ML Domestic Money Market V.I. Subaccount, we'll refund the contract value as of the date you return the Contract.

                                    CLASSES

The Contract allows you to select one of several different charge structures, each referred to as a Class, based on your specific situation. Each Class imposes different levels of surrender charges and asset-based insurance charges. Depending on your needs and preferences, you can choose the Class that best meets your needs. Prior to issuance, you must select one of the following four available Classes of the Contract:

B Class                   The B Class imposes a surrender charge on withdrawals equal to a maximum of 7.0% of each premium payment, reducing
                          annually over 7 contract years, and an asset-based insurance charge that varies by subaccount and currently ranges from
                          1.15% to 1.45% of subaccount assets (guaranteed not to
                          exceed 2.00%).

L Class                   The L Class reduces the period of time that a surrender
                          charge applies on withdrawals, but imposes a higher
                          asset-based insurance charge than the B Class. The L Class imposes a surrender charge on withdrawals equal to a maximum of 6.0% of each premium payment, reducing annually over 4
                          contract years, and an asset-based insurance charge that
                          varies by subaccount and currently ranges from 1.35% to
                          1.65% of subaccount assets (guaranteed not to exceed 2.00%).

C Class                   The C Class imposes a surrender charge on withdrawals for
                          only one year, but imposes a higher asset-based insurance
                          charge than any other Class. The C Class imposes a surrender charge on withdrawals during the first contract year equal to 2.0% of each premium payment and an asset-based insurance charge that varies by subaccount and currently ranges from
                          1.50% to 1.80% of subaccount assets (guaranteed not to
                          exceed 2.00%).

Bonus Class               The Bonus Class adds a bonus amount to contract value each time a premium payment is made, but imposes a longer
                          surrender charge period than any other Class and imposes a higher asset-based insurance charge than the B Class. The
                          Bonus Class imposes a surrender charge on withdrawals equal to a maximum of 8.5% of each premium payment, reducing
                          annually over 9 contract years, and an asset-based insurance charge that varies by subaccount and currently ranges from
                          1.45% to 1.75% of subaccount assets (guaranteed not to
                          exceed 2.00%).

With regard to your initial premium payment, we will apply the corresponding bonus amount to your contract value on the contract date. With regard to each additional premium payment, we will apply a corresponding bonus amount to your contract value at the end of the valuation period during which that premium payment is received and accepted at our Service Center.

The bonus amount is allocated among the subaccounts in the same manner as the corresponding premium payment. Each bonus amount is calculated by multiplying that premium payment by the current bonus amount percentage for the applicable bonus tier. Bonus tiers are based on cumulative premium payments, as follows:

--------------------------------------------------------------------------------------------
                                                       THEN CURRENT        THEN MINIMUM
                                                       BONUS AMOUNT      GUARANTEED BONUS
        IF CUMULATIVE PREMIUM PAYMENTS ARE:           PERCENTAGE IS:   AMOUNT PERCENTAGE IS:
--------------------------------------------------------------------------------------------
Less than or equal to $125,000                              4.0%                2.5%
--------------------------------------------------------------------------------------------
Greater than $125,000 but less than or equal to
$500,000                                                    4.5%                3.0%
--------------------------------------------------------------------------------------------
Greater than $500,000 but less than or equal to
$1,000,000                                                  5.0%                3.5%
--------------------------------------------------------------------------------------------
Greater than $1,000,000                                     5.5%                4.0%
--------------------------------------------------------------------------------------------

We may lower the amount of the current bonus amount percentage, but never below the minimum guaranteed bonus amount percentage listed in the above table.

We apply different bonus amount percentages to each premium payment (unless the premium payment is less than or equal to $125,000) by breaking out the payment according to the ranges in the above table. For example, currently we will apply a bonus amount of $12,875 to a $300,000 initial premium payment ($125,000 X 0.04 + $175,000 X 0.045). When calculating each bonus amount, "cumulative premium payments" do not include bonus amounts we have previously applied to your contract value.

If you return the Contract during the "free look" period (see "Ten Day Right to Review ("Free Look")"), we will take back all of the bonus amount(s) we applied to your Contract. In addition, each bonus amount fully vests over three years beginning from the date of our receipt of the corresponding premium payment. Bonus amounts vest at different rates with regard to different transactions under the Contract. If you surrender the Contract or make a partial withdrawal within the three year period following our receipt of a premium payment, we will deduct any unvested bonus amounts and you will only be entitled to that portion of the corresponding bonus amount, if any, that has vested at the time the event occurs. However, if you annuitize or die (or the annuitant dies if any contract owner is not a natural person), we will only deduct the bonus amounts credited within the previous twelve months. Unvested bonus amounts are those bonus payments that have not yet vested or been forfeited. We will deduct the unvested bonus amount from your contract value at the end of the valuation period during which your transaction request is received and accepted at our Service Center. The vesting rates are presented in the following table:

----------------------------------------------------------------------------------
                               AMOUNT OF BONUS VESTED FOR   AMOUNT OF BONUS VESTED
COMPLETED YEARS SINCE RECEIPT    SURRENDERS AND PARTIAL     FOR ANNUITIZATION AND
     OF PREMIUM PAYMENT               WITHDRAWALS                   DEATH
----------------------------------------------------------------------------------
              0                            0%                         0%
----------------------------------------------------------------------------------
              1                           35%                        100%
----------------------------------------------------------------------------------
              2                           70%                        100%
----------------------------------------------------------------------------------
              3+                         100%                        100%
----------------------------------------------------------------------------------

Thus, you are fully entitled to a bonus amount that has not been recaptured three years after our receipt of the corresponding premium payment.

If you make a partial withdrawal from the Contract, we will deduct any remaining unvested bonus based on the percentage of premiums withdrawn from the Contract, which is determined on a "First-In, First Out" (or "FIFO") basis. We determine the forfeited unvested bonus by multiplying the unvested bonus attributable to each premium payment from which the withdrawal is taken by the amount of each premium payment withdrawn divided by the total amount of that premium payment (less any prior withdrawals of that premium.) We will deduct any unvested bonus amounts on a pro rata basis from among the subaccounts you are invested in, based on the ratio of your subaccount value to your contract value before the partial withdrawal.

If you die and your spouse continues the Contract, we will not deduct any unvested bonus amounts upon your death. Instead, any unvested bonus amounts will vest immediately.

The accumulated gain or loss on bonus amounts is 100% vested as it is earned. This means that you bear any investment loss and retain any investment gain attributable to bonus amounts. We will not recredit any charges, including asset-based insurance charges, imposed on a bonus amount we later take back.

        The Bonus Class imposes higher fees and charges that are used to fully or partially recapture bonus amounts paid into the Contract. During the surrender charge period, the amount of the bonus may be more than offset by higher surrender charges associated with the bonus amount. Contract Classes that do not offer a bonus amount and have lower fees and charges may provide larger cash surrender values than the Bonus Class, depending on the performance of the owner's chosen subaccounts. We encourage you to talk with your Financial Adviser and determine which Class of the Contract is most appropriate for you.

                                    PREMIUMS

MINIMUM AND MAXIMUM PREMIUMS. The initial premium must be $10,000 or more. The minimum subsequent premium is $50. The minimum premiums do not vary by Class. We may refuse to issue a Contract or accept additional premiums for owners under age 70, if the total premiums paid under all variable annuity contracts issued by us and our affiliate, ML Life Insurance Company of New York, on your life (or the life of any older co-owner) exceed $1,000,000. We may refuse to issue a Contract or accept additional premiums for owners age 70 or older if the total premiums paid under all variable annuity contracts issued by us and our affiliate, ML Life Insurance Company of New York, on your life (or the life of any older co-owner) exceed $500,000.

The Contract is only available as a nonqualified contract. It may not be issued as an IRA, Roth IRA, tax-sheltered annuity, SEP IRA, SIMPLE IRA, or purchased through an established tax-qualified custodial account or in connection with a qualified retirement plan or Section 457(b) plan.

HOW TO MAKE PAYMENTS. You can pay premiums directly to our Service Center at the address printed on the first page of this Prospectus or have money debited from your MLPF&S brokerage account.

AUTOMATIC INVESTMENT FEATURE. You may make systematic premium payments on a monthly, quarterly, semi-annual, or annual basis. Each payment must be for at least $50. Premiums paid under this feature must be deducted from an MLPF&S brokerage account specified by you and acceptable to us. You must specify how premiums paid under this feature will be allocated among the subaccounts. If you select the Asset Allocation Program or the Rebalancing Program, premiums will be allocated based on the model or the specified subaccounts and percentages you have selected. You may change the specified premium amount, the premium allocation, or cancel the Automatic Investment Feature at any time upon notice to us. We reserve the right to make changes to this feature at any time.

PREMIUM INVESTMENTS. As you direct, we will put premiums into the subaccounts corresponding to the Funds in which we invest your contract value. If your state requires us to return your premium(s) in the event you exercise your right to cancel the Contract, we will place your premium(s) into the ML Domestic Money Market V.I. Subaccount for the first 14 days following the contract date. After the 14 days, we'll put the money into the subaccounts you've selected. If your state permits us to return the contract value in the event you exercise your right to cancel the Contract, we won't wait 14 days. Instead, we'll invest your premium immediately in the subaccounts you've selected. However, for Contracts issued in California, for contract owners who are 60 years of age or older, we will put all premiums in the

ML Domestic Money Market V.I. Subaccount for the first 35 days following the contract date, unless the contract owner directs us to invest the premiums in another subaccount.

Currently, you may allocate your premium among up to 20 of the subaccounts. Allocations must be made in whole numbers. For example, 12% of a premium received may be allocated to the ML Core Bond V.I. Subaccount, 58% allocated to the ML High Current Income V.I. Subaccount, and 30% allocated to the ML Large Cap Core V.I. Subaccount. However, you may not allocate 33 1/3% to the ML Core Bond V.I. Subaccount and 66 2/3% to the ML Large Cap Core V.I. Subaccount. If we don't get allocation instructions when we receive subsequent premiums, we will allocate those premiums according to the allocation instructions you last gave us. We reserve the right to modify the limit on the number of subaccounts to which future allocations may be made.

                               ACCUMULATION UNITS

Each subaccount has a distinct value for each Class, called the accumulation unit value. The accumulation unit value for each Class and subaccount varies daily with the performance and expenses of the corresponding Fund. We use this value to determine the number of subaccount accumulation units represented by your investment in a subaccount.

                    HOW ARE MY CONTRACT TRANSACTIONS PRICED?

        - We calculate a Class-specific accumulation unit value for each subaccount at the close of trading on each day that the New York Stock Exchange is open.

        - Transactions are priced, which means that accumulation units in your Contract are purchased (added to your Contract) or redeemed (taken out of your Contract), at the unit value next calculated after our Service Center receives notice of the transaction.

        - For premium payments, bonus amounts under a Bonus Class Contract, and transfers into a subaccount, units are purchased.

        - For payment of Contract proceeds (i.e., withdrawals, surrenders, annuitization, and death benefits), transfers out of a subaccount, and deductions for any contract fee, any surrender charge, any recaptures of unvested bonus amounts (for a Bonus Class Contract), any ADB charge, any GMDB charge, any GMIB charge, any transfer charge, and any premium taxes due, units are redeemed.

        - To the extent permitted by law, we may change when the accumulation unit value is calculated by giving you 30 days notice or we may defer calculation of the accumulation unit value if an emergency exists making valuation of assets in the separate account not reasonable practicable or if the SEC permits such deferral.

                    HOW DO WE DETERMINE THE NUMBER OF UNITS?

        - We determine the number of accumulation units purchased by dividing the dollar value of the premium payment, bonus amount under a Bonus Class Contract, or the amount transferred into a Class of a subaccount by the value of one accumulation unit for that Class of the subaccount for the valuation period in which the premium payment or transfer is made.

        - Similarly, we determine the number of accumulation units redeemed by dividing the dollar value of the amount of the Contract proceeds (i.e., withdrawals, surrenders, annuitization, and death benefits), transfers out of a subaccount, and deductions for any contract fee, any surrender charge, any recaptures of unvested bonus amounts (for a Bonus Class Contract), any ADB charge, any GMDB charge, any GMIB charge, any transfer charge, and any premium taxes due by the value of one accumulation unit for that Class of a subaccount for the valuation period in which the redemption is made.

        - The number of subaccount accumulation units for a Contract will therefore increase or decrease as these transactions are made.

        - The number of subaccount accumulation units will not change as a result of investment experience or the deduction of asset-based insurance charges. Instead, this charge and investment experience are reflected in the accumulation unit values.

When we establish a subaccount, we set an initial value for an accumulation unit for each Class (usually, $10). Accumulation unit values increase, decrease, or stay the same from one valuation period to the next. An accumulation unit value for any valuation period is determined by multiplying the accumulation unit value for that Class and subaccount for the prior valuation period by the net investment factor for that Class and subaccount for the current valuation period.

The net investment factor is an index used to measure the investment performance of a Class of a subaccount from one valuation period to the next. For any Class of any subaccount, we determine the net investment factor by dividing the value of the assets of the subaccount for that Class for that valuation period by the value of the assets of the subaccount for that Class for the preceding valuation period. We subtract from that result the daily equivalent of the asset-based insurance charge for that Class and subaccount for the valuation period. We also take reinvestment of dividends and capital gains into account when we determine the net investment factor.

We may adjust the net investment factor to make provisions for any change in tax law that requires us to pay tax on earnings in the Account or any charge that may be assessed against the Account for assessments or premium taxes or federal, state or local excise, profits or income taxes measured by or attributable to the receipt of premiums. (See "Other Charges.")

                    DEATH OF ANNUITANT PRIOR TO ANNUITY DATE

If the annuitant dies before the annuity date, and the annuitant is not the contract owner, the contract owner may designate a new annuitant. If a new annuitant is not designated, the contract owner (or the oldest co-owner) will become the annuitant unless any owner is not a natural person. If any contract owner is not a natural person, no new annuitant may be named and the death benefit will be paid to the beneficiary.

                          TRANSFERS AMONG SUBACCOUNTS

GENERAL. Before the annuity date, you may transfer all or part of your contract value among the subaccounts up to twelve times per contract year without charge. You can make additional transfers among subaccounts, but we will charge you $25 (guaranteed not to exceed $30) for each extra transfer. We will deduct the transfer charge pro rata from among the subaccounts from which you made the transfer. Currently, transfers made by us under the Dollar Cost Averaging Program, the Asset Allocation Program, and the Rebalancing Program will not count toward the twelve transfers permitted among subaccounts per contract year without charge. (See "Dollar Cost Averaging Program," "Asset Allocation Program," and "Rebalancing Program.")

Transfers among subaccounts may be made in specific dollar amounts or as a percentage of contract value. You must transfer at least $100 or the total value of a subaccount, if less. Your contract value remaining in a subaccount after a transfer must be at least $100, or we will transfer the total value of that subaccount.

You may request transfers in writing or, once we receive proper telephone transfer authorization, by telephone. Once we receive proper authorization, transfer requests may also be made through your Merrill Lynch Financial Advisor, or another person you designate,. Transfers will be processed as of the end of the valuation period on the date the Service Center receives all the information necessary to process the transfer. Where you or your authorized representative have not given instructions to a Service Center representative prior to 4:00 p.m. (ET), even if due to our delay in answering your call, we will consider telephone transfer requests to be received the following business day. (See "Other Information - Notices and Elections" for additional information on potential delays applicable to telephone transactions.)

DISRUPTIVE TRADING. Frequent or short-term transfers among subaccounts, such as those associated with "market timing" transactions, can adversely affect the Funds and the returns achieved by contract owners. In particular, such transfers may dilute the value of the Fund shares, interfere with the efficient management of the Funds' investments, and increase brokerage and administrative costs of the Funds. In order to try to protect our contract owners and the Funds from potentially disruptive or harmful trading activity, we have adopted certain policies and procedures ("Disruptive Trading Procedures"). We employ various means to try to detect such transfer activity, such as periodically examining the number of transfers and/or the number of "round trip" transfers into and out of particular subaccounts made by contract owners within given periods of time and/or examining transfer activity identified by the Funds on a case-by-case basis.

Our policies and procedures may result in restrictions being applied to contract owners who are found to be engaged in disruptive trading activities. We will notify any such contract owner in writing (by mail to the address of record on file with us) of the restrictions that will apply to future transfers under a Contract. Such contract owners will receive one warning prior to imposition of any restrictions on transfers. Potential transfer restrictions may include refusing to execute future transfer requests that violate our Disruptive Trading Procedures or requiring all future transfer requests to be submitted through regular U.S. mail (thereby refusing to accept transfer requests via overnight delivery service, telephone, Internet, facsimile, or other electronic means). Other restrictions may include:

   -  the requirement of a minimum time period between each transfer;
   - not accepting a transfer request from a third party acting under authorization on behalf of more than one contract owner;
   - limiting the dollar amount that may be transferred among the subaccounts at any one time; and
   -  imposing a redemption fee on certain transfers.

Because we have adopted our Disruptive Trading Procedures as a preventative measure to protect contract owners from the potential adverse effects of harmful trading activity, we will impose the restriction stated in the notification on that contract owner even if we cannot identify, in the particular circumstances, any harmful effect from that contract owner's future transfers.

Despite our best efforts, we cannot guarantee that our Disruptive Trading Procedures will detect every potential market timer, but we apply our Disruptive Trading Procedures consistently to all contract owners without special arrangement, waiver, or exception. Our ability to detect and deter such transfer activity may be limited by our operational systems and technological limitations. Furthermore, the identification of contract owners determined to be engaged in disruptive or harmful transfer activity involves judgments that are inherently subjective. In our sole discretion, we may revise our Disruptive Trading Procedures at any time without prior notice as necessary to better detect and deter frequent or short-term transfers that may adversely affect other contract owners or the Funds, to comply with state or federal regulatory requirements, or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers).

In the future, some Funds may begin imposing redemption fees on short-term trading (i.e., redemptions of mutual fund shares within a certain number of business days after purchase). We reserve the right to administer and collect any such redemption fees on behalf of the Funds. To the extent permitted by applicable law, we also reserve the right to refuse to make a transfer at any time that we are unable to purchase or redeem shares of any of the Funds available through the Account, including any refusal or restriction on purchases or redemptions of their shares as a result of a Fund's own policies and procedures on disruptive trading activities.

                         DOLLAR COST AVERAGING PROGRAM

WHAT IS IT? The Contract offers an optional transfer program called Dollar Cost Averaging ("DCA"). This program allows you to reallocate money at monthly or quarterly intervals from a designated subaccount to one or more other subaccounts. The DCA Program is intended to reduce the effect of short term price fluctuations on investment cost. Since we transfer the same dollar amount to selected subaccounts monthly or quarterly, the DCA Program allows you to purchase more accumulation units when prices are low and fewer accumulation units when prices are high. Therefore, you may achieve a lower average cost per accumulation unit over the long-term. However, it is important to understand that a DCA Program does not assure a profit or protect against loss in a declining market. If you choose to participate in the DCA Program you should have the financial ability to continue making transfers through periods of fluctuating markets.

If you choose to participate in the DCA Program, each month or quarter we will transfer amounts from the subaccount that you designate to the subaccounts that you select, in accordance with your allocation instructions.

If you choose the Asset Allocation Program or the Rebalancing Program, you cannot use the DCA Program. We reserve the right to make changes to this program at any time.

PARTICIPATING IN THE DCA PROGRAM. You can choose the DCA Program any time before the annuity date. You may elect the DCA Program in writing or, once we receive proper telephone authorization, by telephone. Once you start using the DCA Program, you must continue it for at least three months. After three months, you may cancel the DCA Program at any time by notifying us in a form satisfactory to us. Once you reach the annuity date, you may no longer use this program.

MINIMUM AMOUNTS. To elect the DCA Program, you need to have a minimum amount of money in the designated subaccount from which the DCA transfers will be made. We determine the amount by multiplying the specified length of your DCA Program in months or quarters by your specified monthly or quarterly transfer amount. Amounts of $100 or more must be allotted for transfer each month or quarter in the DCA Program. We reserve the right to change these minimums. Allocations must be designated in whole percentage increments. No specific dollar amount designations may be made. Should the amount in your selected subaccount drop below the selected monthly or quarterly transfer amount, we'll notify you that you need to put more money in to continue the program.

WHEN DO WE MAKE DCA TRANSFERS? You select the date for DCA transfers, within certain limitations. We will make the first DCA transfer on the selected date following the later of 30 days after the contract date or the date we receive notice of your DCA election at our Service Center. We'll make subsequent DCA transfers on the same day of each succeeding month or quarter. Currently, we don't charge for DCA transfers; they are in addition to the twelve annual transfers permitted without charge under the Contract.

                            ASSET ALLOCATION PROGRAM

Under the Asset Allocation Program, we will allocate your premiums and rebalance your contract value quarterly, semi-annually, or annually according to an asset allocation model you select based on your investment goals and risk tolerance. There are currently five asset allocation models to choose from:

   -  Capital Preservation
   -  Current Income
   -  Income and Growth
   -  Long-Term Growth
   -  Aggressive Growth

Each model identifies specific subaccounts and the percentage of premium or contract value allocated to each of those subaccounts. We may periodically adjust the composition of each model. Any adjustments become effective at the end of the applicable period.

The asset allocation models are not recommendations, have not been designed with your specific financial circumstances in mind, and may not be appropriate for any particular individual. There may be other allocations that would be more appropriate to satisfy your needs and goals.

After you elect the Asset Allocation Program, we allocate your premium in accordance with your selected model. On the last business day of each applicable period, we automatically reallocate your contract value to maintain the subaccounts and percentages for your selected model.

We perform this periodic rebalancing to take account of:

   - increases and decreases in contract value in each subaccount due to subaccount performance,
   - increases and decreases in contract value in each subaccount due to withdrawals, transfers, and premium payments, and
   -  any adjustments we make to your selected model.

The Asset Allocation Program can be elected at issue or at any time after issue. You may elect the Asset Allocation Program in writing or, once we receive proper telephone authorization, by telephone. If you elect the Asset Allocation Program, you must include all contract value in the program. We allocate all premiums paid under the automatic investment feature and, unless you instruct us otherwise, all other premiums in accordance with your selected model. The asset allocation model that you select under the program will override any prior percentage allocations that you have chosen and we will allocate all future premiums accordingly. You may change your selected model at any time. Once elected, you may instruct us, in a form satisfactory to us, at any time to terminate the program. Currently, we don't charge for transfers under this program; they are in addition to the twelve annual transfers permitted without charge under the Contract.

We reserve the right to terminate or make changes to this program at any time. If you choose the Rebalancing Program or the DCA Program, you cannot use the Asset Allocation Program.

                              REBALANCING PROGRAM

Under the Rebalancing Program, we will allocate your premiums and rebalance your contract value quarterly, semi-annually, or annually according to the subaccounts and percentages you select based on your investment goals and risk tolerance.

After you elect the Rebalancing Program, we allocate your premiums in accordance with the subaccounts and percentages you have selected and the frequency you have selected. On the last business day of each applicable period, we automatically reallocate your contract value to maintain the particular percentage allocation among the subaccounts that you have selected. You may change the frequency of the Rebalancing Program at any time.

We perform this periodic rebalancing to take account of:

   - increases and decreases in contract value in each subaccount due to subaccount performance, and
   - increases and decreases in contract value in each subaccount due to withdrawals, transfers, and premium payments.

The Rebalancing Program can be elected at issue or at any time after issue. You may elect the Rebalancing Program in writing or, once we receive proper telephone authorization, by telephone. If you elect the Rebalancing Program, you must include all contract value in the program. We allocate all premiums paid under the automatic investment feature and, unless you instruct us otherwise, all other premiums in accordance with the particular percentage allocation among the subaccounts that you have selected. The percentages that you select under the Rebalancing Program will override any prior percentage allocations that you have chosen and we will allocate all future premiums accordingly. You may change your allocations at any time. Once elected, you may instruct us, in a form satisfactory to us, at any time to terminate the program. Currently, we don't charge for transfers under this program; they are in addition to the twelve annual transfers permitted without charge under the Contract.

We reserve the right to make changes to this program at any time. If you choose the Asset Allocation Program or the DCA Program, you cannot use the Rebalancing Program.

                              PARTIAL WITHDRAWALS

WHEN AND HOW PARTIAL WITHDRAWALS ARE MADE. Before the annuity date, you may make lump-sum withdrawals from the Contract. In addition, you may make systematic withdrawals, discussed below. We don't impose a surrender charge on withdrawals to the extent that they do not exceed the "free withdrawal amount" determined as of the date of the withdrawal request.

THE "FREE WITHDRAWAL AMOUNT"       (a) = 10% of the amount of each premium subject to a
EQUALS THE GREATER OF (A) OR       surrender charge (not to exceed the amount of each
(B), WHERE:                        premium that has not been previously withdrawn as of
                                   the beginning of the contract year), less any prior
                                   withdrawals during that contract year; and
                                   (b) = the gain in the Contract plus premiums
                                   remaining in the Contract that are no longer subject
                                   to a surrender charge.

THE GAIN IN THE CONTRACT IS        (a) = all premiums paid into the Contract less prior
DETERMINED AS THE EXCESS, IF       withdrawals of premiums, and
ANY, OF (B) OVER (A) WHERE:        (b) = the contract value just prior to the
                                   withdrawal.

Any amount previously withdrawn from the Contract during that contract year will be taken into account in determining the "free withdrawal amount" available as of the date of the withdrawal request. We make withdrawals of any "free withdrawal amount" in any contract year as if gain is withdrawn first, followed by premiums. Withdrawals in excess of the "free withdrawal amount" will be effected as if premiums are withdrawn first. Premiums are assumed to be withdrawn on a first-in, first-out ("FIFO") basis.

Withdrawals are subject to tax to the extent of gain and prior to age 59 1/2 may also be subject to a 10% federal penalty tax. (See "Federal Income Taxes.")

        EXAMPLE. Assume that you pay an initial premium of $100,000 and a Contract is issued on February 1, 2005. Assume that your contract value equals $105,000 on July 1, 2005 due to positive investment performance. On that date, you withdraw $20,000. The "free withdrawal amount" equals $10,000 determined as the greater of (a) 10% of each premium subject to a surrender charge (not to exceed the premiums that had not been previously withdrawn as of the beginning of the contract year), less any prior withdrawals during that contract year (10% of $100,000 = $10,000); and (b) gain ($105,000 - $100,000 = $5,000).
        Accordingly, $10,000 of your withdrawal would not be subject to a surrender charge, while the remaining $10,000 would be subject to a surrender charge.

Unless you direct us otherwise, we will make lump-sum withdrawals from subaccounts in the same proportion as the subaccounts bear to your contract value. You may make a withdrawal request in writing to our Service Center or, once you've submitted a proper telephone authorization form to our Service Center, by telephone, but only if the amount withdrawn is to be paid into a Merrill Lynch brokerage account or sent to the address of record. Where you or your authorized representative have not given instructions to a Service Center representative prior to 4:00 p.m. (ET), even if due to our delay in answering your call, we will consider telephone withdrawal requests to be received the following business day. (See "Other Information - Notices and Elections" for additional information on potential delays applicable to telephone transactions.)

MINIMUM AMOUNTS. The minimum amount that may be withdrawn is $100. At least $5,000 must remain in the Contract after you make a withdrawal. If your withdrawal will reduce the contact value below $5,000, we will treat your request as a surrender. We reserve the right to change these minimums.

SYSTEMATIC WITHDRAWAL PROGRAM. You may have automatic withdrawals of a specified dollar amount made monthly, quarterly, semi-annually, or annually. We currently limit the total amount of these withdrawals in any contract year to 10% of the amount of each premium subject to a surrender charge (not to exceed the amount of each premium that has not been previously withdrawn as of the beginning of the contract year), less any prior withdrawals during that contract year. Each withdrawal must be for at least $100 and the remaining contract value must be at least $5,000. You may change the specified dollar amount or frequency of withdrawals or stop the Systematic Withdrawal Program at any time upon notice to us. We will make systematic withdrawals from subaccounts in the same proportion as the subaccounts bear to your contract value.

We reserve the right to restrict the maximum amount that may be withdrawn each year under the Systematic Withdrawal Program and to make any other changes to this program at any time. The Systematic Withdrawal Program will end if the systematic withdrawals, when added to prior lump sum withdrawals from the Contract in the same contract year, exceed the "free withdrawal amount" described under "When and How Withdrawals are Made" above.

                                   SURRENDERS

At any time before the annuity date you may surrender the Contract through a full withdrawal of the surrender value, subject to the following conditions.

  Surrenders                  -  Any request to surrender the Contract must be in writing.
                              -  The Contract must be delivered to our Service Center.
                              -  We will pay you an amount equal to the contract value as of the end of the valuation period when we process the
                                 surrender, minus any applicable surrender charge (which
                                 varies according to the Class of the Contact), minus any
                                 unvested bonus amount (for Bonus Class Contracts), minus any applicable contract fee, minus any applicable ADB charge,
                                 minus any applicable GMDB charge, minus any applicable GMIB charge, and minus any applicable charge for premium taxes.
                                 (See "Charges and Deductions.")
                              -  We won't impose a surrender charge on the "free withdrawal amount" determined as of the date of the surrender request.
                                 (See "Partial Withdrawals" for a discussion of the
                                 calculation of the "free withdrawal amount.")
                              -  Surrenders are subject to tax and, if made prior to age
                                 59 1/2, may also be subject to a 10% federal penalty tax.

  Surrender Charges           -  B Class imposes a surrender charge on withdrawals equal to a maximum of 7.0% of each premium payment, reducing annually over 7 contract years;
  by Class                    -  L Class imposes a surrender charge on withdrawals equal to a maximum of 6.0% of each premium payment, reducing annually over 4 contract years;
                              -  C Class imposes a surrender charge on withdrawals during the first contract year equal to 2.0% of each premium payment;
                                 and
                              -  Bonus Class imposes a surrender charge on withdrawals equal to a maximum of 8.5% of each premium payment, reducing
                                 annually over 9 contract years.

For more information on surrender charges, see "Charges and Deductions - Surrender Charge."

                                 DEATH BENEFIT

STANDARD DEATH BENEFIT. The Contract provides a death benefit to the beneficiary if you die before the annuity date. UNLESS YOU PURCHASE AN OPTIONAL GUARANTEED MINIMUM DEATH BENEFIT ("GMDB"), THE DEATH BENEFIT EQUALS THE CONTRACT VALUE, LESS ANY BONUS AMOUNT CREDITED IN THE PRIOR 12 MONTHS. (If an owner is a non-natural person, then the death of the annuitant will be treated as the death of the owner.)

GMDB OPTIONS. For an additional quarterly charge, you may elect one of four optional GMDB provisions available under the Contract if you (or the older owner, if the Contract has co-owners, or the annuitant, if the owner is a non-natural person) are age 75 or under. IF YOU PURCHASE A GMDB, UNDER THE B CLASS, L CLASS, OR C CLASS CONTRACTS, THE DEATH BENEFIT EQUALS THE GREATER OF THE CONTRACT VALUE OR THE GMDB BASE (DESCRIBED BELOW). HOWEVER, IF YOU PURCHASE A GMDB, UNDER THE BONUS CLASS CONTRACT, THE DEATH BENEFIT EQUALS THE GREATER OF THE CONTRACT VALUE OR THE GMDB BASE, LESS ANY BONUS AMOUNTS CREDITED IN THE PRIOR 12 MONTHS. If a contract owner dies within 90 days of the contract date or within one year of the date of a change of owner, the GMDB will equal the contract value.

The four GMDB options are:

   -  Return of Premium GMDB
   -  Maximum Anniversary Value GMDB
   -  Roll-Up GMDB
   -  Greater of Maximum Anniversary Value and Roll-Up GMDB

Although we currently permit a GMDB option to be elected at issue only, we reserve the right to permit contract owners to elect a GMDB after issue in the future. The GMDB will terminate upon surrender, annuitization, death, or termination of the Contract.

GMDB BASE - RETURN OF PREMIUM. If you purchase the Return of Premium GMDB, the GMDB Base equals:


     -  the premiums paid into the Contract less      For this formula, each "adjusted" withdrawal
                                                      equals the amount withdrawn multiplied by
     -  "adjusted" withdrawals from the               (a) / (b) where:
        Contract.
                                                        (a) = GMDB Base and
                                                        (b) = the contract value.
                                                      Both (a) and (b) are calculated immediately
                                                      prior to the withdrawal.

GMDB BASE - MAXIMUM ANNIVERSARY VALUE. If you purchase the Maximum Anniversary Value GMDB, the GMDB Base equals the greatest of the anniversary values.

An anniversary value is equal to the contract value on a contract anniversary increased by premium payments and decreased by "adjusted" withdrawals since that anniversary. "Adjusted withdrawals" are calculated according to the formula used for the Return of Premium GMDB Base, as described above.

We will calculate an anniversary value for each contract anniversary through the earlier of the contract anniversary on or following your 80(th) birthday or the anniversary on or prior to your date of death. If the Contract has or had co-owners, we will calculate the anniversary value through the earlier of the contract anniversary on or following the older owner's 80(th) birthday or the anniversary on or prior to any owner's date of death if a death benefit is payable. If an owner is a non-natural person, then the annuitant's 80(th) birthday, rather than the owner's, will be used.

We will calculate an anniversary value based on your age (or the age of the older owner, if the Contract has co-owners, or the annuitant, if the owner is a non-natural person) on the contract date. Subsequent changes in owner will not increase the period of time used to determine an anniversary value. If a new owner has not reached age 80 and is older than the owner whose age is being used to determine an anniversary value at the time of the ownership change, the period of time used in the calculation of the anniversary values will be based on the age of the new owner at the time of the ownership change.

        For an example of the calculation of the Maximum Anniversary Value GMDB, see Appendix A.

GMDB BASE - ROLL-UP. If you purchase the Roll-Up GMDB, the GMDB Base equals the sum of GMDB Roll-Up Base A and GMDB Roll-Up Base B. Dividing the GMDB Base into these components allows us to apply different rates of interest to certain subaccounts (called "Restricted Subaccounts") The Restricted Subaccounts
currently include the ML Domestic Money Market V.I. Subaccount,           , and
          . We reserve the right to add or remove subaccounts from the Restricted Subaccounts list in the future.

     GMDB ROLL-UP BASE A:  GMDB Roll-Up Base A is equal to:

      - the initial premium allocated to subaccounts other than the Restricted Subaccounts, with interest compounded daily from the contract date at an annual rate of 5%, plus

      - subsequent premiums allocated to and contract value transferred into subaccounts other than the Restricted Subaccounts after the contract date, with interest compounded daily from the contract anniversary on or following each premium payment or transfer at an annual rate of 5%, less

      - all "adjusted" withdrawals and transfers from subaccounts other than the Restricted Subaccounts, with interest compounded daily from the contract anniversary on or following each withdrawal at an annual rate of 5%.

     The GMDB Roll-Up Base A will not be less than zero.

        For this formula, each "adjusted" withdrawal from subaccounts other than the Restricted Subaccounts is equal to the amount of such withdrawal multiplied by an adjustment factor.

        If the total of all withdrawals from subaccounts other than the Restricted Subaccounts during the contract year, including the amount of the requested withdrawal, is less than or equal to 5% times the GMDB Roll-Up Base A as of the beginning of the contract year, the adjustment factor is 1.0.

        If the total of all withdrawals from subaccounts other than the Restricted Subaccounts, including the requested withdrawal, is greater than 5% times the GMDB Roll-Up Base A as of the beginning of the contract year, the adjustment factor is (a) divided by (b) where:

         (a) = GMDB Roll-Up Base A and

         (b) = the contract value in all subaccounts other than the Restricted Subaccounts.

        Both (a) and (b) are calculated immediately prior to the withdrawal.

     GMDB ROLL-UP BASE B:  GMDB Roll-Up Base B is equal to:

        - the initial premium allocated to the Restricted Subaccounts, with interest compounded daily from the contract date at an annual rate of 3%, plus

        - subsequent premiums allocated to and contract value transferred into the Restricted Subaccounts after the contract date, with interest compounded daily from the contract anniversary on or following each premium payment or transfer at an annual rate of 3%, less

        - all "adjusted" withdrawals and transfers from the Restricted Subaccounts, with interest compounded daily from the contract anniversary on or following each withdrawal at an annual rate of 3%.

     The GMDB Roll-Up Base B will not be less than zero.

        For this formula, each "adjusted" withdrawal from Restricted Subaccounts is equal to the amount of such withdrawal multiplied by an adjustment factor.

        If the total of all withdrawals from Restricted Subaccounts during the contract year, including the amount of the requested withdrawal, is less than or equal to 3% times the GMDB Roll-Up Base B as of the beginning of the contract year, the adjustment factor is 1.0.

        If the total of all withdrawals from Restricted Subaccounts, including the requested withdrawal, is greater than 3% times the GMDB Roll-Up Base B as of the beginning of the contract year, the adjustment factor is (a) divided by (b) where:

         (a) = GMDB Roll-Up Base B and

         (b) = the contract value in the Restricted Subaccounts.

        Both (a) and (b) are calculated immediately prior to the withdrawal.

There are limits on the period during which the assumed interest will accrue for purposes of calculating the GMDB Roll-Up Base A or the GMDB Roll-Up Base B. Interest accrues until the earliest of:

     1.  The 15(th) contract anniversary;

     2. The contract anniversary on or following the oldest owner's (or the annuitant's, if the owner is a non-natural person) 80(th) birthday;

     3. The date of death of the contract owner (or the first contract owner to die if the Contract has co-owners, or the annuitant, if the owner is a non-natural person).

Subsequent changes in owner will not increase the period of time used to determine interest. If a new owner has not reached age 80 and is older than the owner whose age is being used to determine the period during which the assumed interest will accrue and the Contract has not reached its 15(th) contract anniversary, then the period of time used in the calculation of the GMDB Roll-Up Base A or the GMDB Roll-Up Base B will be based on the age of the new owner at the time of the ownership change.

           For an example of the calculation of the Roll-Up GMDB, see
                                  Appendix B.

GMDB BASE - GREATER OF MAXIMUM ANNIVERSARY VALUE AND ROLL-UP. If you purchase the Greater of Maximum Anniversary Value and Roll-Up GMDB, the GMDB Base is the greater of:

     -  the Maximum Anniversary Value GMDB Base; or

     -  the Roll-Up GMDB Base.

        For an example of the calculation of the Greater of Maximum Anniversary Value and Roll-Up GMDB, see Appendix C.

PAYMENT OF DEATH BENEFIT. Unless you have provided otherwise, the death benefit will be paid to, or in equal shares to:

     a. The primary beneficiary who survives you (or who survives the annuitant if the owner is a non-natural person); or, if no primary beneficiary survives you,

     b. The contingent beneficiary who survives you (or who survives the annuitant if the owner is a non-natural person); or, if no contingent beneficiary survives you,

     c.  Your estate.

If a beneficiary survives you, but dies before the death benefit is paid, the heirs or estate of such beneficiary are entitled to the death benefit that would otherwise have been paid to such beneficiary.

The beneficiary must receive his or her respective death benefit under one of the following payment options:

Death Benefit               -  OPTION 1:  payment of the death benefit in a lump sum within
Options                        five years of the date of such owner's death; or
                            -  OPTION 2:  payment of the entire death benefit within five years of the date of such owner's death; or
                            -  OPTION 3:  payment of the death benefit under an annuity option over the lifetime of such beneficiary, or over a
                               period that does not exceed the life expectancy, as defined by Internal Revenue Service regulations, of such
                               beneficiary, with payments starting within one year of the date of death of such owner. This option is not available if the beneficiary is a non-natural person.

We determine the death benefit as of the date we receive certain information at our Service Center. We call this information due proof of death. It consists of the Beneficiary Statement, a certified death certificate, and any additional documentation we may need to process the death claim. If we haven't received the other documents within 60 days following our receipt of a certified death certificate, we will consider due proof of death to have been received and we will pay the death benefit in a lump sum. For Contracts with a GMDB and multiple beneficiaries, the death benefit will be determined as of the date we receive the first due proof of death. We will then pay the first beneficiary to provide us with due proof of death his or her share of the death benefit. We will not pay any remaining beneficiary his or her share of the death benefit until we receive due proof of death from that beneficiary. However, if we haven't received due proof of death from the remaining beneficiary within 60 days following our receipt of a certified death certificate, we will pay the death benefit to the remaining beneficiary.

If the age of an owner (or annuitant, if the owner is a non-natural person) is misstated, any death benefit will be adjusted to reflect the correct age. Unless you irrevocably designated a beneficiary, you may change the beneficiary while you are alive. If you irrevocably name a beneficiary, you can later change the beneficiary or name a new owner only with the beneficiary's written consent.

Death benefit proceeds are taxable to the extent of gain. (See "Federal Income Taxes - Taxation of Death Benefit Proceeds.")

SPOUSAL BENEFICIARY CONTINUATION OPTION. If your beneficiary is your surviving spouse, your spouse may elect the spousal beneficiary continuation option to continue the Contract if you die before the annuity date. Your spouse becomes the contract owner and the beneficiary until he or she names a new beneficiary. If your spouse is age 75 or under, any GMDB provision will continue. If the death benefit which would have been paid to the surviving spouse is greater than the contract value as of the date we determine the death benefit, we will increase the contract value of the continued Contract to equal the death benefit we would have paid to the surviving spouse. The surviving spouse's interest in each subaccount available at that time for allocations of premiums and transfers of contract value will be increased by the ratio of contract value in each subaccount to the contract value prior to the increase. If your spouse has not chosen a death benefit option by the end of the death benefit election period, we will continue the Contract under the spousal beneficiary continuation option.

CHANGE OF OWNER. For Contracts with a GMDB option, any change to the contract owner(s) will terminate the GMDB unless:

   - The new owner is a spouse or a child of the original owner and was age 75 or under on the contract date;
   -  An owner's spouse or child is removed as an owner; or
   - The change is pursuant to the spousal beneficiary continuation option described under "Spousal Beneficiary Continuation Option " above.

GMDB LIMITATION. If an owner (or the annuitant, if the owner is a non-natural person) dies within 90 days of the contract date, or within one year of the date of a change of owner (unless under the spousal beneficiary continuation option described below), we will not pay the GMDB.

GMDB CHARGE. We charge a fee for each GMDB option that compensates us for the risks we assume in providing the GMDB benefit. (See "Charges and Deductions - GMDB Charge.")

                            ADDITIONAL DEATH BENEFIT

You may elect the Additional Death Benefit ("ADB") for an additional charge. The ADB provides coverage in addition to that provided by your death benefit. The ADB is designed to help offset expenses, including income taxes, attributable to payment of the death benefit. The ADB, like the death benefit payable under the Contract, is subject to federal income taxes. You cannot elect the ADB if you (or the older owner, if the Contract has co-owners, or the annuitant, if the owner is a non-natural person) are age

76 or older on the contract date. Once you elect the ADB, you cannot cancel it. The ADB, however, will terminate if you annuitize or surrender the Contract, upon death, or if the Contract otherwise terminates.

THE AMOUNT OF THE ADB DEPENDS UPON THE AMOUNT OF GAIN IN YOUR CONTRACT. BECAUSE WITHDRAWALS AND POOR INVESTMENT PERFORMANCE OF THE FUNDS WILL REDUCE THE AMOUNT OF GAIN IN YOUR CONTRACT, THEY WILL REDUCE THE VALUE OF THE ADB. IT IS POSSIBLE THAT THE ADB MAY NOT HAVE ANY VALUE.

The ADB may not be available in all states. Check with your Financial Advisor regarding availability.

The ADB is equal to the lesser of:

   -  the ADB Gain multiplied by the ADB Gain Factor; and
   -  the ADB Cap multiplied by the ADB Cap Factor.

The ADB will be determined as of the date we receive due proof of death of the owner (the first owner to die if the Contract has co-owners or the annuitant if the owner is a non-natural person) at our Service Center. If the Contract has more than one beneficiary, the ADB will be determined as of the date we receive the first due proof of death. For purposes of this calculation, the following definitions apply:

ADB Gain:  Contract value less ADB premiums, but       "ADB premiums" are equal to (a) - (b) where:
not less than zero.
                                                       (a) = the premiums paid into the Contract;
ADB Gain Factor:  If the oldest owner (or the
annuitant, if the owner is a non-natural person)       (b) = prior withdrawals in excess of the ADB
was under age 70 on the contract date, the ADB Gain          Gain after the contract date.
Factor is 45%. If oldest owner (or annuitant, if
the owner is a non-natural person) was age 70 or       For purposes of this calculation, the ADB Gain
older on the contract date, the ADB Gain Factor is     is assumed to be withdrawn first.
30%.

ADB Cap: ADB premiums less any premiums paid within one year prior to an owner's (or the annuitant's, if the owner is a non-natural person) date of death and less any premiums paid after the date of death and prior to the date we receive the first due proof of death.

ADB Cap Factor: If the oldest owner (or the annuitant, if the owner is a non-natural person) was under age 70 on the contract date, the Cap Factor is 45%. If the oldest owner (or the annuitant, if the owner is a non-natural person) was age 70 or older on the Contract date, the Cap Factor is 30%.

ADB LIMITATION. If an owner (or the annuitant, if the owner is a non-natural person) dies within 90 days of the contract date, or within one year of the date of a change of owner (unless under the spousal beneficiary continuation option described below), we will not pay the ADB.

SPOUSAL CONTINUATION. If the Contract is continued under the spousal beneficiary continuation option and your spouse is age 75 or under, the ADB will continue with the following adjustments:

   -  The ADB effective date will be reset to the date of the change of owner.
   - The ADB Gain Factor and the ADB Cap Factor will be based on the age of the oldest of all owners since the ADB effective date.
   - The ADB premiums will be equal to the contract value on the new contract date increased by premiums paid after that date and decreased by withdrawals in excess of the ADB Gain after that date.
   -  The contract value will be increased by the ADB, if any.

CHANGE OF OWNER.  If there is change of owner, the ADB will terminate unless:

   - The new owner is a spouse or a child of the original owner and was age 75 or under on the contract date;
   -  An owner's spouse or child is removed as an owner;
   -  The life upon which payment of the death benefit is based has not changed;
      or
   - The change is pursuant to the spousal beneficiary continuation option described above.

If there is a new owner (other than a continuing spouse), the ADB Gain Factor and the ADB Cap Factor will be determined using the new owner's age if the new owner was older than the owner whose age was used to determine these factors immediately prior to the change of owner.

ADB CHARGE. We charge a fee for the ADB that compensates us for the risks we assume in providing this benefit. (See "Charges and Deductions - ADB Charge.")

            For an example of the calculation of ADB, see Appendix D

                          PAYMENTS TO CONTRACT OWNERS

We'll make any payments to you usually within seven days of our Service Center receiving your proper request. However, we may suspend or postpone payments of any amount where permitted under applicable federal or state laws, rules or regulations.

We may suspend or defer payments in the event that:

   a.  the New York Stock Exchange is closed;

   b. trading on the New York Stock Exchange is restricted by the Securities and Exchange Commission;

   c. the Securities and Exchange Commission declares that an emergency exists making it not reasonably practicable to dispose of securities held in the Account or to determine the value of the Account's assets;

   d. the Securities and Exchange Commission by order so permits for the protection of security holders; or

   e. the payment is derived from a check used to make a premium payment which has not cleared through the banking system.

Applicable laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a contract owner's ability to make certain transactions and thereby refuse to accept any premium payments or requests for transfers, withdrawals, surrenders, annuitization, or death benefits, until instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

                                CONTRACT CHANGES

Changes to the              -  Requests to change the owner, beneficiary, annuitant, or
Contract                       annuity date of a Contract will take effect as of the date you sign such a request, unless we have already acted in
                               reliance on the prior status.
                            -  We are not responsible for the validity of such a request.
                            -  Only our President, Vice President, Secretary, or Assistant
                               Secretary may change this Contact. No one else has authority to modify or waive any provision of the Contract.
                            -  Any change must be in writing.
                            -  At any time, we may make such changes to the Contract,
                               without your consent as required to make it conform with any law, regulation, or ruling issued by a government agency.
                            -  We will notify you of such changes and when required will obtain approval from the appropriate regulatory authority
                               and you.

                                ANNUITY PAYMENTS

We'll make the first annuity payment on the annuity date, and payments will continue according to the annuity option selected. The annuity date must be at least 12 months after the contract date. When you first buy the Contract, the annuity date is the contract anniversary on or following the birthday on which the oldest annuitant reaches the age of 95. You may change the annuity date at any time before the annuity date.

Contract owners may select from a variety of fixed annuity payment options, as outlined below in "Annuity Options." If you don't choose an annuity option, we'll use the Life Annuity with Payments Guaranteed for 10 Years annuity option. You may change the annuity option before the annuity date. An option not set forth in this Prospectus may be chosen if it is acceptable to us. Although we currently do not permit partial annuitization, we reserve the right to permit it in the future.

We calculate your annuity payments as of the annuity date, not the date when the annuitization request form is received at the Service Center. Until the annuity date, your contract value will fluctuate in accordance with the performance of the investment options you have selected. On the annuity date, the annuity value will be transferred to our general account and will be applied to the annuity option at the current payout rates, which we will furnish at your request. We determine the dollar amount of annuity payments by applying your annuity value on the annuity date (which equals your contract value, less any applicable ADB charge, GMDB charge, GMIB charge, any bonus amounts added within the prior 12 months, and any applicable premium taxes) to our then current annuity purchase rates. Purchase rates show the amount of periodic payment that a $1,000 value buys. These rates are based on the annuitant's age and sex (where permitted) at the time payments begin.

The guaranteed interest rates range from 1% to 3%, but will never be less than 1% per year. In some states, the interest rates are indexed and will be the lesser of 3% or the indexed rate. The indexed rate is determined as follows: for each calendar year the interest rate is equal to the average of 5-year constant maturity treasury rates as reported by the Federal Reserve over a consecutive 12 month period ending November of the previous calendar year, rounded to the nearest one-twentieth of 1%, less 1.25%.

We may require proof that any person on whose continued life any payments are based is alive. We reserve the right to withhold or discontinue payments until we receive proof, in a form satisfactory to us, that such person is living. We may require proof at any time, in a form satisfactory to us, of the age or sex of any annuitant, owner, or beneficiary if any payments and benefits are based on such person's age and sex. If the age and/or sex of an annuitant was misstated to us, resulting in an incorrect calculation of annuity payments, we will adjust future annuity payments to reflect the correct age and/or sex. We will deduct any amount we overpaid as the result of a misstatement from future payments with interest at an annual rate not to exceed the maximum permitted in your state. Likewise, if we underpaid any amount as the result of a misstatement, we will correct it with the next payment.

If the annuity value on the annuity date is less than $2,000, we may cash out your Contract in a lump sum. If any annuity payment would be less than $20 (or a different minimum amount, if required by state law), we may change the frequency of payments so that all payments will be at least $20 (or the minimum amount required by state law). If the annual payment is less than $20, we may cash out your Contract in a lump sum. Unless you tell us differently, we'll make annuity payments directly to your Merrill Lynch brokerage account.

                                ANNUITY OPTIONS

We currently provide the following fixed annuity payment options. After the annuity date, your Contract does not participate in the performance of the Account. We may in the future offer more or fewer options. You may choose an option that is not set forth in this Prospectus if it is acceptable to us. Once you begin to receive annuity payments, you cannot change the payment option, payment amount, or the payment period. Please note that there is no guarantee that aggregate payments under any of these annuity options will equal the total premiums paid. You may choose to receive payments at any payment interval which we make available, but not less frequently than once per year. If you or the annuitant dies while guaranteed payments remain unpaid, several annuity options provide the ability to take the present value of future guaranteed payments in a lump sum.

                    HOW WE DETERMINE PRESENT VALUE OF FUTURE
                          GUARANTEED ANNUITY PAYMENTS
         Present value refers to the amount of money needed today to fund the remaining guaranteed payments under the annuity payment option you select. The primary factor in determining present value is the interest rate assumption we use. If you are receiving annuity payments under an option that gives you the ability to take the present value of future payments in a lump sum and you elect to take the lump sum, we will use the same interest rate assumption in calculating the present value that we used to determine your payment stream at the time your annuity payments commenced.

PAYMENTS OF A FIXED    We will make equal payments in an amount you choose until
AMOUNT                 the sum of all payments equals the annuity value applied,
                       increased for interest credited. The amount you choose must provide at least ten years of payments. These payments don't depend on the annuitant's life. If the annuitant dies before the guaranteed amount has been paid, you may elect to have payments continued for the amount guaranteed or to receive the present value of the remaining guaranteed payments in a lump sum. If the contract owner dies while guaranteed
                       amounts remain unpaid, the beneficiary may elect to receive the present value of the remaining guaranteed payments in a lump sum.

PAYMENTS FOR A         We will make equal payments for a period you select of at
FIXED PERIOD           least ten years. These payments don't depend on the
                       annuitant's life. If the annuitant dies before the end of
                       the period, you may elect to have payments continued for the period guaranteed or to receive the present value of the
                       remaining guaranteed payments in a lump sum. If the contract owner dies while guaranteed amounts remain unpaid, the
                       beneficiary may elect to receive the present value of the
                       remaining guaranteed payments in a lump sum.

*LIFE ANNUITY          We make payments for as long as the annuitant lives.
                       Payments will cease with the last payment made before the
                       annuitant's death.

LIFE ANNUITY WITH      We make payments for as long as the annuitant lives. In
PAYMENTS GUARANTEED    addition, even if the annuitant dies before the period ends,
FOR 5, 10, 15, OR      we guarantee payments for 5, 10, 15, or 20 years. If the
20 YEARS               annuitant dies before the guaranteed period ends, you may
                       elect to have payments continued for the period guaranteed or to receive the present value of the remaining guaranteed payments in a lump sum. If the contract owner dies while
                       guaranteed amounts remain unpaid, the beneficiary may elect to receive the present value of the remaining guaranteed
                       payments in a lump sum.

-------------------------------

* These  options are "pure" life annuities. Therefore, it is possible for the payee to receive only  one annuity payment  if the  person (or persons)  on whose  life
  (lives)  payment is  based dies  after only  one payment  or to  receive only two annuity payments if  that person (those  persons) dies after  only two  payments, etc.


LIFE ANNUITY WITH      We make payments for as long as the annuitant lives. In
GUARANTEED RETURN      addition, even if the annuitant dies, we guarantee payments
OF ANNUITY VALUE       until the sum of all annuity payments equals the annuity
                       value applied. If the annuitant dies while guaranteed
                       amounts remain unpaid, you may elect to have payments
                       continued for the amount guaranteed or to receive the
                       present value of the remaining guaranteed amount in a lump sum. If the contract owner dies while guaranteed amounts
                       remain unpaid, the beneficiary may elect to receive the
                       present value of the remaining guaranteed amount in a lump sum.

*JOINT AND SURVIVOR    We make payments for the lives of the annuitant and a
LIFE ANNUITY           designated second person. Payments will continue as long as either one is living.

JOINT AND SURVIVOR     We make payments during the lives of the annuitant and a
LIFE ANNUITY WITH      designated second person. Payments will continue as long as
PAYMENTS GUARANTEED    either one is living. In addition, even if the annuitant and
FOR 5, 10, 15, OR      the designated second person die before the guaranteed
20 YEARS               period ends, we guarantee payments for 5, 10, 15, or 20
                       years. If the annuitant and the designated second person die before the end of the period, you may elect to have payments continued for the period guaranteed or to receive the
                       present value of the remaining guaranteed payments in a lump sum. If the contract owner dies while guaranteed amounts
                       remain unpaid, the beneficiary may elect to receive the
                       present value of the remaining guaranteed payments in a lump sum.

                       GUARANTEED MINIMUM INCOME BENEFIT

GENERAL. The Guaranteed Minimum Income Benefit ("GMIB") is a feature that offers you the future ability to receive guaranteed minimum monthly fixed payments if you annuitize under the terms and conditions of the GMIB rider. If you elect the GMIB rider, you know the level of minimum income that will be available to you upon annuitization, assuming no withdrawals or additional premiums, regardless of fluctuating market conditions. YOU MAY NEVER NEED TO RELY UPON THE GMIB RIDER, WHICH SHOULD BE VIEWED AS A PAYMENT "FLOOR." You must annuitize under the terms and conditions of the GMIB rider to obtain any benefit from the GMIB. If you do not annuitize under the terms and conditions of the GMIB rider, the fees collected for this benefit will not be refunded. There is a waiting period of 10 years that must elapse before you can annuitize under the terms and conditions of the GMIB rider.

If you decide that you want the protection offered by the GMIB rider, you must elect it at issue. The effective date of the GMIB rider is the contract date. You cannot elect the GMIB rider if the annuitant or joint annuitant is older than age 75 on the contract date. You may not cancel the GMIB rider once elected. The GMIB rider will terminate upon full surrender, annuitization, expiration of the GMIB exercise period, death, or termination of the Contract. The GMIB rider will also terminate if the annuitant or joint annuitant is changed and, on the contract date, the new annuitant or joint annuitant was older than age 75. However, the GMIB rider will not terminate at death if your beneficiary is your surviving spouse who elects to continue the Contract and chooses to continue the GMIB if he or she is age 75 or under.

The GMIB may not be available in all states. Check with your Financial Advisor regarding availability.

HOW WE DETERMINE THE AMOUNT OF YOUR MINIMUM GUARANTEED INCOME. If you elect the GMIB rider, we base the amount of minimum income available to you upon the value of the GMIB Base (less applicable

-------------------------------

* These  options are "pure" life annuities. Therefore, it is possible for the payee to receive only  one annuity payment  if the  person (or persons)  on whose  life
  (lives)  payment is  based dies  after only  one payment  or to  receive only two annuity payments if  that person (those  persons) dies after  only two  payments, etc.

premium taxes) applied to the GMIB Annuity Option Payout Rates ("GMIB rates") for the annuity option you select.
        THE GMIB BASE IS ONLY USED TO CALCULATE THE GMIB, AND DOES NOT ESTABLISH OR GUARANTEE A CONTRACT VALUE, CASH VALUE, MINIMUM
        DEATH BENEFIT, OR A MINIMUM RETURN FOR ANY SUBACCOUNT.

Because the GMIB rates are based on conservative actuarial factors, the amount of lifetime income that the GMIB rider guarantees may be less than the amount of income that would be provided by applying your annuity value to then-current annuity purchase rates for the same annuity option. Therefore, you should view the benefit provided if you annuitize under the terms and conditions of the GMIB rider as a payment "floor." Your amount of lifetime income, however, will not be less than it would be if we applied your annuity value on the exercise date to then-current annuity purchase rates for the same annuity option. Annuity purchase rates depend on the sex (when permissible) and ages of the annuitant and any joint annuitant.

GMIB BASE. The GMIB Base equals the greater of the GMIB MAV Base and the GMIB Roll-Up Base.

GMIB MAV BASE. The GMIB MAV Base is equal to the greatest anniversary value. An anniversary value is equal to the contract value on the contract date and on each contract anniversary, increased by premium payments and decreased by "adjusted" withdrawals since that anniversary.
        For this formula, each "adjusted" withdrawal equals the amount withdrawn multiplied by (a) / (b) where:
          (a) = GMIB Base and
          (b) = the contract value.
        Both (a) and (b) are calculated immediately prior to the withdrawal.

We will calculate an anniversary value on the contract date and on each contract anniversary thereafter through the earlier of the contract anniversary on or following the oldest annuitant's 80(th) birthday and the date you exercise your GMIB. Changes in the annuitant will not increase the period of time used to determine an anniversary value. If a new annuitant has not reached age 80 and is older than the annuitant whose age is being used to determine an anniversary value at the time of the Contract change, the period of time used to determine the anniversary values will be based on the age of the new annuitant at the time of the Contract change.

GMIB ROLL-UP BASE. The GMIB Roll-Up Base equals the sum of GMIB Roll-Up Base A and GMIB Roll-Up Base B. Dividing the GMIB Base into these components allows us to apply different rates of interest to certain subaccounts (called "Restricted Subaccounts.") The Restricted Subaccounts currently include the ML Domestic
Money Market V.I. Subaccount,                and                . We reserve the
right to add or remove subaccounts from the Restricted Subaccounts list in the future.

   GMIB ROLL-UP BASE A:  GMIB Roll-Up Base A is equal to:

      - the initial premium allocated to subaccounts other than the Restricted Subaccounts, with interest compounded daily from the contract date at an annual rate of 5%, plus

      - subsequent premiums allocated to and contract value transferred into subaccounts other than the Restricted Subaccounts after the contract date, with interest compounded daily from the contract anniversary on or following each premium payment or transfer at an annual rate of 5%, less

      - all "adjusted" withdrawals and transfers from subaccounts other than the Restricted Subaccounts, with interest compounded daily from the contract anniversary on or following each withdrawal at an annual rate of 5%.

   The GMIB Roll-Up Base A will not be less than zero.
        For this formula, each "adjusted" withdrawal from subaccounts other than the Restricted Subaccounts is equal to the amount of such withdrawal multiplied by an adjustment factor.
        If the total of all withdrawals from subaccounts other than the Restricted Subaccounts during the contract year, including the amount of the requested withdrawal, is less than or equal to 5% times the GMIB Roll-Up Base A as of the beginning of the contract year, the adjustment factor is 1.0.
        If the total of all withdrawals from subaccounts other than the Restricted Subaccounts, including the requested withdrawal, is greater than 5% times the GMIB Roll-Up Base A as of the beginning of the contract year, the adjustment factor is (a) divided by (b) where:
          (a) = GMIB Roll-Up Base A and
          (b) = the contract value in all subaccounts other than the Restricted Subaccounts.
        Both (a) and (b) are calculated immediately prior to the withdrawal.

   GMIB ROLL-UP BASE B:  GMIB Roll-Up Base B is equal to:

      - the initial premium allocated to the Restricted Subaccounts, with interest compounded daily from the contract date at an annual rate of 3%, plus

      - subsequent premiums allocated to and contract value transferred into the Restricted Subaccounts after the contract date, with interest compounded daily from the contract anniversary on or following each premium payment or transfer at an annual rate of 3%, less

      - all "adjusted" withdrawals and transfers from the Restricted Subaccounts, with interest compounded daily from the contract anniversary on or following each withdrawal at an annual rate of 3%.

   The GMIB Roll-Up Base B will not be less than zero.
        For this formula, each "adjusted" withdrawal from Restricted Subaccounts is equal to the amount of such withdrawal multiplied by an adjustment factor.
        If the total of all withdrawals from Restricted Subaccounts during the contract year, including the amount of the requested withdrawal, is less than or equal to 3% times the GMIB Roll-Up Base B as of the beginning of the contract year, the adjustment factor is 1.0.
        If the total of all withdrawals from Restricted Subaccounts, including the requested withdrawal, is greater than 3% times the GMIB Roll-Up Base B as of the beginning of the contract year, the adjustment factor is (a) divided by (b) where:
          (a) = GMIB Roll-Up Base B and
          (b) = the contract value in the Restricted Subaccounts.
        Both (a) and (b) are calculated immediately prior to the withdrawal.

GMIB LIMITATIONS. There are limits on the period during which the interest will accrue for purposes of calculating the GMIB Roll-Up Base A or the GMIB Roll-Up Base B. Interest accrues until the earliest of:

   1.  The 15(th) contract anniversary;

   2. The contract anniversary on or following the oldest annuitant's 80(th) birthday; or

   3.  The date you exercise your GMIB.

Subsequent changes in annuitant will not increase the period of time used to determine interest. If a new annuitant has not reached age 80 and is older than the annuitant whose age is being used to determine the period during which the assumed interest will accrue and the Contract has not reached its 15(th) contract anniversary, then the period of time used in the calculation of the GMIB Roll-Up Base A or the GMIB Roll-Up Base B will be based on the age of the new annuitant at the time of the annuitant change.

ALLOCATION GUIDELINES AND RESTRICTIONS. We do not currently, but may in the future, impose certain allocation guidelines and restrictions. Under these allocation guidelines and restrictions, we may require contract owners with the GMIB rider to allocate at least 35% and no more than 85% to subaccounts in the Large Cap Value, Large Cap Growth, Mid & Small Cap Growth, and International investment categories. The available subaccounts that are in the above investment categories are as follows:

---------------------------------------------------------------------
      INVESTMENT CATEGORY                       SUBACCOUNTS
---------------------------------------------------------------------
Large Cap Value
---------------------------------------------------------------------
Large Cap Growth
---------------------------------------------------------------------
Mid & Small Cap Growth
---------------------------------------------------------------------
International
---------------------------------------------------------------------

We would also require contract owners with the GMIB rider to use the quarterly rebalancing feature. We will notify you at least 90 days in advance of the imposition of any such allocation guidelines and restrictions. If, at the end of this 90-day notice period, you have not complied with these allocation guidelines and restrictions, we will impose a higher charge for the GMIB for the duration of your Contract, but in no event will this charge exceed the maximum charge shown in the "Fee Table."

ELECTING TO RECEIVE INCOME PAYMENTS. You cannot exercise the GMIB until the expiration of the waiting period. The waiting period expires on the 10(th) contract anniversary. AFTER THE WAITING PERIOD, YOU MAY ONLY EXERCISE THE GMIB ON A CONTRACT ANNIVERSARY OR WITHIN THE 30 DAYS IMMEDIATELY FOLLOWING THAT CONTRACT ANNIVERSARY. The last timeframe within which you can exercise the GMIB begins at the contract anniversary on or following the 85(th) birthday of the oldest annuitant or joint annuitant named at any time under the GMIB rider and expires 30 days later. Because of the length of the waiting period combined with the latest permissible exercise date, we will not allow you to elect the GMIB rider if the older of the annuitant or joint annuitant is older than age 75 on the contract date.

If you annuitize your Contract at any time other than during a permitted exercise period, the GMIB is not available. For example, you cannot exercise the rider if you annuitize your Contract twelve and one half years after you purchase the Contract or seven years after you purchase the Contract. You are not required to use the GMIB rider to receive annuity payments. However, we will not refund fees paid for the GMIB rider if you annuitize outside of the terms and conditions of the GMIB rider.

AVAILABLE ANNUITY OPTIONS. The annuity options available when using the GMIB to receive your fixed income are limited to the following:

   -  Life Annuity
   -  Joint and Survivor Life Annuity
   -  Life Annuity with Payments Guaranteed for 10 Years

   -  Joint and Survivor Life Annuity with Payments Guaranteed for 10 Years

If you select the Joint and Survivor Life Annuity or Joint and Survivor Life Annuity with Payments Guaranteed for 10 Years, the designated second person is deemed to be the joint annuitant for purposes of the GMIB rider.

CHANGE OF ANNUITANT. If an annuitant or joint annuitant is changed and, on the contract date, the new annuitant or joint annuitant was older than age 75, the GMIB rider will terminate. Otherwise, if the new annuitant's or joint annuitant's age on the contract date was older than the current age of the oldest annuitant or joint annuitant, we will reset the last timeframe within which you can exercise the GMIB based on the new annuitant's or joint annuitant's age.

GMIB CHARGE. We charge a fee for the GMIB rider that compensates us for the risks we assume in providing this benefit. (See "Charges and Deductions - GMIB Charge.")
         For an example of the calculation of the GMIB, see Appendix E.

                      GENDER-BASED ANNUITY PURCHASE RATES

Generally, the Contract provides for gender-based annuity purchase rates when life annuity options are chosen. However, in Montana, which has adopted regulations prohibiting gender-based rates, blended unisex annuity purchase rates will be applied to both male and female annuitants. Unisex annuity purchase rates will provide the same annuity payments for male or female annuitants that are the same age on their annuity dates.

                               INACTIVE CONTRACT

The Contract will be terminated at the end of any valuation period if:

1)   No premium payments have been received during the prior 24 months;

2) The total of all premium payments, made less any partial withdrawals, is less than $2,000; and

3)   The contract value is less than $2,000.

If the Contact is terminated due to the above reasons, we will pay you the surrender value in a lump sum.

CHARGES, DEDUCTIONS, AND CREDITS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

We deduct the charges described below to cover costs and expenses, services provided, and risks assumed under the Contracts. The amount of the charges deducted may differ depending on the Class of the Contract. The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits. For example, the surrender charge may not fully cover all of the sales and distribution expenses we actually incur, and we may use proceeds from other charges in part to cover such expenses.

                          ASSET-BASED INSURANCE CHARGE

We impose an asset-based insurance charge, which varies according to Class and subaccount. The current asset-based insurance charge may be changed, but it will never exceed the maximum charge of 2.00% for any Class and subaccount. We deduct this charge daily from the net asset value of the subaccounts prior to the annuity date. This amount compensates us for mortality risks we assume for the annuity payment made under the Contract. These guarantees include making annuity payments which won't change based on our actual mortality experience.

The charge also compensates us for expense risks we assume to cover Contract maintenance expenses. These expenses may include issuing Contracts, maintaining records, making available and maintaining subaccounts under the Contract, and performing accounting, regulatory compliance, and reporting functions.

To the extent that a Fund, its investment adviser, or its affiliate pays us or our affiliates compensation that is more or less than 0.35% of the assets of the Fund attributable to the Contracts and other contracts that we or our affiliates issue, we adjust the asset-based insurance charge for that subaccount. For each 0.05% that the compensation we or our affiliates receive exceeds 0.35%, we reduce the asset-based insurance charge for that subaccount by 0.05%. Similarly, for each 0.05% that the compensation we or our affiliates receive is less than 0.35% of the assets of the Fund attributable to the Contracts and other contracts that we or our affiliates issue, we increase the asset-based insurance charge by 0.05%. For example, if we receive compensation a Fund, its investment adviser, or its affiliate of 0.47%, we would decrease the asset-based insurance charge by 0.10%, not 0.12%, to 0.37% for that subaccount. See the "Fee Table" for the current asset-based insurance charge applicable to each subaccount.

If the asset-based insurance charge is inadequate to cover the actual expenses of mortality, maintenance, and administration, we will bear the loss. If the charge exceeds the actual expenses, we will add the excess to our profit and it may be used to finance distribution expenses.

                                SURRENDER CHARGE

WHEN IMPOSED. We may impose a surrender charge on partial withdrawals and surrenders. The amount of the surrender charge varies by Class. This charge is for expenses relating to the sale of the Contract, such as commissions, preparation of sales literature, and other promotional activity. However, the Contract permits withdrawal of the "free withdrawal amount" annually without a surrender charge through lump-sum or systematic withdrawals. (See "Withdrawals and Surrenders.")

The surrender charge equals a percentage of each premium withdrawn. Each premium is subject to the charge for the applicable period specified below (12 month periods) from the date we receive it, as follows:

-----------------------------------------------------------------------
COMPLETE YEARS ELAPSED SINCE
     PAYMENT OF PREMIUM       B CLASS   L CLASS   C CLASS   BONUS CLASS
-----------------------------------------------------------------------
          0 years              7.0%      6.0%      2.0%        8.5%
-----------------------------------------------------------------------
           1 year              6.0%      5.0%      0.0%        8.0%
-----------------------------------------------------------------------
          2 years              5.0%      4.0%      0.0%        7.5%
-----------------------------------------------------------------------
          3 years              4.0%      3.0%      0.0%        7.0%
-----------------------------------------------------------------------
          4 years              3.0%      0.0%      0.0%        6.0%
-----------------------------------------------------------------------
          5 years              2.0%      0.0%      0.0%        5.0%
-----------------------------------------------------------------------
          6 years              1.0%      0.0%      0.0%        4.0%
-----------------------------------------------------------------------
          7 years              0.0%      0.0%      0.0%        3.0%
-----------------------------------------------------------------------
          8 years              0.0%      0.0%      0.0%        2.0%
-----------------------------------------------------------------------
          9 years              0.0%      0.0%      0.0%        0.0%
-----------------------------------------------------------------------

The charge is calculated on total premiums withdrawn from the Contract. If the contract value at the time of withdrawal is less than your premiums paid in, the charge will still be based on the premiums withdrawn. If so, we will monitor the amount of the surrender charge we assess such that the amount of any surrender charge we impose, when added to any surrender charge previously paid, will not exceed nine percent (9%) of aggregate premiums made to date under your Contract.

Gain in contract value is never subject to the surrender charge. We make withdrawals of any "free withdrawal amount" in any contract year as if gain is withdrawn first, followed by premiums. Withdrawals in excess of the "free withdrawal amount" will be effected as if premiums are withdrawn first. Premiums are assumed to be withdrawn on a first-in, first-out ("FIFO") basis. The example below explains this charge.

                         HOW THE SURRENDER CHARGE WORKS
         If you have a   Class Contract and made a $5,000 premium
         payment to the Contract and withdrew the entire $5,000 two
         years later, we would impose a    % charge on the $5,000
         withdrawal. If you had made a $5,000 premium payment to the Contract and due to negative investment experience only $4,500 remained in the Contract when you withdrew it two years later,
         we would nonetheless impose a    % charge on the $5,000. If
         instead the $5,000 premium payment you made to the Contract grew to $6,000 due to positive investment experience, and you withdrew $600 of gain in contract value through withdrawals two years later, and thereafter withdrew the remaining $5,400 in a subsequent withdrawal that same year, we would not impose a surrender charge on the $600 withdrawn (as it represents
         gain, and not premium) and we would impose a    % surrender
         charge only on $5,000 of the $5,400 subsequent withdrawal (as $400 of that amount represents gain).

HOW DEDUCTED. We deduct the charge on a pro rata basis from among the subaccounts you're invested in, based on the ratio of your subaccount value to your contract value. The example below shows how this works.

                              PRO RATA DEDUCTIONS
         If you have a   Class Contract with a current contract value
         of $100,000. $60,000 is in the                Subaccount, and
         $40,000 is in the                Subaccount. You withdraw
         $20,000 from the Contract, and the entire $20,000 is subject
         to a    % surrender charge ($       ). Accordingly,
         $           - 60% of $           - is deducted from the
                   Subaccount and $           - 40% of $           - is
         deducted from the           Subaccount.

        (See "Withdrawals and Surrenders" and "Accumulation Units" for a discussion of the effect of the deduction this charge will have on the number of accumulation units credited to a Contract.)

                                  CONTRACT FEE

We may charge a $50 contract fee on each contract anniversary. We will impose this fee if the greater of contract value, or premiums less withdrawals, is less than $50,000.

The contract fee compensates us for the expenses related to the maintenance of the Contract. We do not deduct the contract fee after the annuity date. The contract fee may be changed, but it will never exceed the maximum fee of $75.

If the contract fee         -  We deduct this fee from your contract value on each Contract
applies, we will               anniversary before the annuity date.
deduct it as
follows:

                            -  We deduct this fee from your contract value if you surrender or annuitize the Contract on any date other than a contract anniversary.
                            -  We deduct this fee on a pro rata basis from all subaccounts in which your contract value is invested.

                                TRANSFER CHARGE

You may make up to twelve transfers among subaccounts per contract year without charge. If you make more than twelve, we will charge you $25 (guaranteed not to exceed $30) for each extra transfer. We deduct this charge pro rata from the subaccounts from which you are transferring contract value. Currently, transfers made by us under the Dollar Cost Averaging Program, the Asset Allocation Program, and the Rebalancing Program will not count toward the twelve transfers permitted among subaccounts per contract year without charge. (See "Dollar Cost Averaging Program," "Asset Allocation Program," "Rebalancing Program," and "Transfers Among Subaccounts.")

                                  GMDB CHARGE

If you elect a GMDB, we will deduct an annual charge that compensates us for the risks we assume in providing this benefit. We won't deduct this charge after the annuity date. The charge varies according to the type of GMDB that you choose. The charges are calculated on each monthaversary by multiplying the GMDB Base by the current GMDB charge percentage noted below and dividing the resulting amount by 12. On each quarterversary, we deduct the sum of the GMDB charges calculated on each of the three previous monthaversaries from the contract value. (See "Death Benefit - Guaranteed Minimum Death Benefit Options" for the definition of the respective GMDB Base values.) The initial premium will be considered the first monthaversary value. The annual charges are as follows:

----------------------------------------------------------
         TYPE OF GMDB            CURRENT FEE   MAXIMUM FEE
----------------------------------------------------------
       Return of Premium            0.15%         0.40%
----------------------------------------------------------
   Maximum Anniversary Value        0.25%         0.65%
----------------------------------------------------------
            Roll-Up                 0.50%         1.00%
----------------------------------------------------------
Greater of Maximum Anniversary
        Value and Roll-Up           0.65%         1.20%
----------------------------------------------------------

If the GMDB rider is terminated at any time other than on a quarterversary, we will deduct from the contract value any GMDB charges calculated on any prior monthaversary that we have not collected. We deduct this charge on a pro rata basis from all subaccounts in which your contract value is invested. We deduct this charge regardless of whether the GMDB benefit has any value.

                                   ADB CHARGE

If you elect the ADB, we deduct an annual charge that compensates us for the risks we assume in providing this benefit. We won't deduct this charge after the annuity date. The current annual charge is 0.30%. This annual charge may not exceed 0.50%. This charge is calculated on each monthaversary by multiplying the contract value by the current ADB charge percentage and dividing the resulting amount by 12. On each quarterversary, we deduct the sum of the ADB charges calculated on each of the three previous monthaversaries from the contract value. If the ADB rider is terminated at any time other than on a quarterversary, we will deduct from the contract value any charges calculated on any prior monthaversary that we have not collected. We deduct this charge on a pro rata basis from all subaccounts in which your contract value is invested.

                                  GMIB CHARGE

If you elect the GMIB, we will charge a fee that compensates us for the risks we assume in providing this benefit. We do not deduct the GMIB charge after the annuity date. The current annual GMIB charge is 0.50%. This annual charge may not exceed 0.90%. This charge is calculated on each monthaversary by multiplying the GMIB Base by the current GMIB charge percentage and dividing the resulting amount by 12. (See "Guaranteed Minimum Income Benefit" for the definition of GMIB Base). On each quarterversary, we deduct the sum of the GMIB charges calculated on each of the three previous monthaversaries from the contract value. If the GMIB rider is terminated at any time other than on a quarterversary, we will deduct from the contract value any charges calculated on any prior monthaversary that we have not collected. We deduct this charge on a pro rata basis from all subaccounts in which your contract value is invested. We deduct this fee regardless of whether annuity payments under the GMIB would be higher than those provided under the Contract.

                                 OTHER CHARGES

REDEMPTION FEE. We reserve the right to impose a redemption fee upon a transfer from one subaccount to another or to collect any redemption fee imposed by any Fund or if required by any regulatory authority.

TAX CHARGES. We reserve the right, subject to any necessary regulatory approval, to charge for assessments or federal premium taxes or federal, state or local excise, profits or income taxes measured by or attributable to the receipt of premiums. We also reserve the right to deduct from the Account any taxes imposed on the Account's investment earnings. (See "Tax Status of the Contract.")

FUND EXPENSES. In calculating net asset values, the Funds deduct advisory fees and operating expenses from assets. (See "Fee Table.") Information about those fees and expenses also can be found in the prospectuses for the Funds, and in the applicable Statement of Additional Information for each Fund.

CHANGES IN CONTRACT CHARGES. Changes to any Contract charge will be applied by Class, and will be based upon changes in applicable experience factors such as investment income and returns, mortality, persistency, expenses, and taxes. Any change will be determined in accordance with procedures and standards on file, if required, with the insurance supervisory official of the jurisdiction in which the Contract is delivered.

PREMIUM TAXES. Various states impose a premium tax on annuity premiums when they are received by an insurance company. In other jurisdictions, a premium tax is paid on the contract value on the annuity date.

Premium tax rates vary from jurisdiction to jurisdiction and currently range from 0% to 5%. Although we pay these taxes when due, we won't deduct them from your contract value until the annuity date. In those jurisdictions that do not allow an insurance company to reduce its current taxable premium income by the amount of any withdrawal, surrender or death benefit paid, we will also deduct a charge for these taxes on any withdrawal, surrender or death benefit paid under the Contract.

Premium tax rates are subject to change by law, administrative interpretations, or court decisions. Premium tax amounts will depend on, among other things, the contract owner's state of residence, our status within that state, and the premium tax laws of that state.

                                CONTRACT CREDITS

Credits may be added to your contract value. Currently, we are not adding any credits to your contract value. We reserve the right to add, modify, or discontinue any credit at any time in our sole discretion. Changes to any credit will be applied by Class and will be based upon changes in future expectations for mortality, persistency, expenses, and taxes. All credits are determined prospectively. We will not recoup past losses by changes to any credit. Any change will be determined in accordance with procedures and standards on file, if required, with the insurance supervisory official of the jurisdiction in which the Contract is delivered.

FEDERAL INCOME TAXES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The following summary discussion is based on our understanding of current federal income tax law as the Internal Revenue Service (IRS) now interprets it. We can't guarantee that the law or the IRS's interpretation won't change. It does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. Counsel or other tax advisors should be consulted for further information.

We haven't considered any applicable federal gift, estate or any state or other tax laws. Of course, your own tax status or that of your beneficiary can affect the tax consequences of ownership or receipt of distributions.

When you invest in an annuity contract, you usually do not pay taxes on your investment gains until you withdraw the money - generally for retirement purposes. Your annuity must be independent of any tax-qualified retirement or pension plan and is termed a nonqualified contract. THE CONTRACT IS ONLY AVAILABLE AS A NONQUALIFIED CONTRACT. IT MAY NOT BE ISSUED AS AN IRA, ROTH IRA, TAX-SHELTERED ANNUITY, SEP IRA, SIMPLE IRA, OR PURCHASED THROUGH AN ESTABLISHED TAX-QUALIFIED CUSTODIAL ACCOUNT OR IN CONNECTION WITH A QUALIFIED RETIREMENT PLAN OR SECTION 457(B) PLAN.

                           TAX STATUS OF THE CONTRACT

DIVERSIFICATION REQUIREMENTS. Section 817(h) of the Internal Revenue Code (IRC) and the regulations under it provide that separate account investments underlying a contract must be "adequately diversified" for it to qualify as an annuity contract under IRC section 72. The Account, through the subaccounts, intends to comply with the diversification requirements of the regulations under
Section 817(h). This will affect how we make investments.

OWNER CONTROL. In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets and may be subject to tax on income produced by those assets. Although there is little guidance in this area and published guidance does not address certain aspects of the Contracts, we believe that the owner of a Contract should not be treated as the owner of the underlying assets. We reserve the right to modify the Contracts to bring them into conformity with applicable standards should such modification be necessary to prevent owners of the Contracts from being treated as the owners of the underlying Account assets.

REQUIRED DISTRIBUTIONS. To qualify as an annuity contract under Section 72(s) of the IRC, a nonqualified annuity contract must provide that: (a) if any owner dies on or after the annuity starting date but before all amounts under the Contract have been distributed, the remaining amounts will be distributed at least as quickly as under the method being used when the owner died; and (b) if any owner dies before the annuity starting date, all amounts under the Contract will be distributed within five years of the date of death. So long as the distributions begin within a year of the owner's death, the IRS will consider these requirements satisfied for any part of the owner's interest payable to or for the benefit of a "designated beneficiary" and distributed over the beneficiary's life or over a period that cannot exceed the beneficiary's life expectancy. A designated beneficiary is the person the owner names as beneficiary and who assumes ownership when the owner dies. A designated beneficiary must be a natural person. If the deceased owner's spouse is the designated beneficiary, he or she can continue the Contract when such contract owner dies.

NONQUALIFIED. Nonqualified Contracts are designed to comply with Section 72(s), although no regulations interpreting these requirements have yet been issued. We will review the Contract and amend it if necessary to make sure that it continues to comply with the section's requirements when such requirements are clarified by regulation or otherwise.

                             TAXATION OF ANNUITIES

IN GENERAL. IRC Section 72 governs annuity taxation generally. We believe an owner who is a natural person usually won't be taxed on increases in the value of a contract until there is a distribution (i.e., the owner withdraws all or part of the contract value or takes annuity payments). Assigning, pledging, or agreeing to assign or pledge any part of the contract value usually will be considered a distribution. Distributions of accumulated investment earnings are taxable as ordinary income.

The owner of any annuity contract who is not a natural person (e.g., a corporation or a trust) generally must include in income any increase in the excess of the contract value over the "investment in the contract" during the taxable year. There are some exceptions to this rule and a prospective owner that is not a natural person may wish to discuss them with a competent tax advisor.

WITHDRAWALS AND SURRENDERS. The following discussion applies generally to Contracts owned by a natural person: When you take a withdrawal from a Contract, the amount received generally will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value immediately before the distribution over the investment in the Contract (generally, the premiums or other consideration paid for the Contract, reduced by any amount previously distributed from the Contract that was not subject to tax) at that time.

ANNUITY PAYMENTS. Although tax consequences may vary depending on the annuity option selected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the Contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income.

TAXATION OF DEATH BENEFIT PROCEEDS. Amounts, including any ADB, may be paid from a Contract because an owner or annuitant (if an owner is not a natural person) has died. If the payments are made in a single sum, they're taxed the same way a surrender from the Contract is taxed. If they are distributed as annuity payments, they're taxed as annuity payments. Because the ADB is treated as a death benefit, we believe that for federal tax purposes, the ADB should be treated as an integral part of the Contract's benefits (e.g., as investment protection benefit) and that any charges under the Contract for the ADB should not be treated as a distribution received by the Contract owner. However, it is possible that the IRS may take a position that some or all of the charge for the ADB should be deemed a taxable distribution to you. Although we do not believe that the fees associated with the ADB should be treated as taxable withdrawals, you should consult your tax advisor prior to selecting this optional benefit under the Contract.

                        PENALTY TAX ON SOME WITHDRAWALS

You may have to pay a penalty tax (10 percent of the amount treated as taxable income) on some withdrawals. However, there is usually no penalty on distributions:

(1)   on or after you reach age 59 1/2;

(2) after you die (or after the annuitant dies, if an owner isn't an individual);

(3)   after you become disabled; or

(4) that are part of a series of substantially equal periodic (at least annual) payments for your life (or life expectancy) or the joint lives (or life expectancies) of you and your beneficiary.

Other exceptions may be applicable under certain circumstances and special rules may apply in connection with the exceptions listed above. You should consult a tax advisor with regard to exceptions from the penalty tax.

               TRANSFERS, ASSIGNMENTS, OR EXCHANGES OF A CONTRACT

Transferring or assigning ownership of the Contract, designating an annuitant, designating a payee or beneficiary who is not also the owner, or exchanging a Contract can have other tax consequences that we don't discuss here. If you're thinking about any of those transactions, contact a tax advisor.

                                  WITHHOLDING

Annuity distributions usually are subject to withholding for the recipient's federal income tax liability at rates that vary according to the type of distribution and the recipient's tax status. However, recipients can choose not to have tax withheld from distributions.

                               MULTIPLE CONTRACTS

All nonqualified deferred annuity contracts that we (or our affiliates) issue to the same owner during any calendar year are generally treated as one annuity contract for purposes of determining the amount includible in such owner's income when a taxable distribution occurs. This could affect when income is taxable and how much is subject to the ten percent penalty tax discussed above.

                          POSSIBLE CHANGES IN TAXATION

Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective prior to the date of the change). A tax advisor should be consulted with respect to legislative developments and their effect on the Contract.

We have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity contract owners currently receive. We make no guarantee regarding the tax status of any contract and do not intend the above discussion as tax advice.

                         POSSIBLE CHARGE FOR OUR TAXES

Currently we don't charge the Account for any federal, state, or local taxes on them or the Contracts (other than premium taxes), but we reserve the right to charge the Account or the Contracts for any tax or other cost resulting from the tax laws that we believe should be attributed to them.

                              FOREIGN TAX CREDITS

To the extent that any Fund makes the appropriate election, certain foreign taxes paid by the Fund will be treated as being paid by the Company, which may deduct or claim a tax credit for such taxes. The benefits of any such deduction or credit will not be passed through to the contract owners.

PERFORMANCE INFORMATION
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

From time to time, we may advertise yields, effective yields, and total returns for the subaccounts for a Class. These figures are based on historical earnings and do not indicate or project future performance. We may also advertise performance of the subaccounts in comparison to certain performance rankings and indices. More detailed information on the calculation of performance information appears in the Statement of Additional Information.

Effective yields and total returns for a subaccount for a Class are based on the investment performance of the corresponding Fund. Fund expenses influence Fund performance.

The yield of the ML Domestic Money Market V.I. Subaccount refers to the annualized income generated by an investment in the subaccount over a specified 7-day period on a Class-specific basis. The yield is calculated by assuming that the income generated for that 7-day period is generated each 7-day period over a 52-week period and is shown as a percentage of the investment. The effective yield is calculated similarly but, when annualized, the income earned by an investment is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

The yield of a subaccount (besides the ML Domestic Money Market V.I. Subaccount) refers to the annualized income generated by an investment in the subaccount over a specified 30-day or one month period on a Class-specific basis. The yield is calculated by assuming the income generated by the investment during that 30-day or one-month period is generated each period over 12 months and is shown as a percentage of the investment.

The average annual total return of a subaccount refers to return quotations assuming an investment has been held in each subaccount for 1, 5 and 10 years, or for a shorter period, if applicable. We provide average annual total returns for the subaccounts on a Class-specific basis. The average annual total returns represent the average compounded rates of return that would cause an initial investment of $1,000 to equal the value of that investment at the end of each period. These percentages include any surrender charge that would apply if you terminated the Contract at the end of each period indicated, but exclude any deductions for premium taxes.

We may also advertise or present yield or total return performance information computed on different bases, but this information will always be accompanied by average annual total returns for the corresponding subaccounts for each Class. For example, we may present total return performance information that doesn't reflect a deduction for the surrender charge. This presentation assumes that an investment in the Contract will extend beyond the period when the surrender charge applies, consistent with the long term investment and retirement objectives of the Contract. We may also advertise total return performance information for the Funds. We may also present total return performance information for a subaccount for periods before the date the subaccount commenced operations on a Class-specific basis. If we do, we'll base performance of the corresponding Fund as if the subaccount existed for the same periods as those indicated for the corresponding Fund, with a level of fees and charges equal to those currently imposed under the Contracts. We may also present total performance information for a hypothetical Contract assuming allocation of the initial premium to more than one subaccount or assuming monthly transfers from one subaccount to designated other subaccounts under a Dollar Cost Averaging Program. We may also present total performance information for a hypothetical Contract assuming participation in the Asset Allocation Program or the Rebalancing Program. This information will reflect the performance of the affected subaccounts for the duration of the allocation under the hypothetical Contract. It will also reflect the deduction of charges described above except for the surrender charge. This information may also be compared to various indices.

Advertising and sales literature for the Contracts may also compare the performance of the subaccounts on a Class-specific basis and Funds to the performance of other variable annuity issuers in general or to the performance of particular types of variable annuities investing in mutual funds, with investment objectives similar to each of the Funds corresponding to the subaccounts. Performance information may also be based on rankings by services which monitor and rank the performance of variable annuity issuers in each of the major categories of investment objectives on an industry-wide basis. Advertising and sales literature for the Contracts may also compare the performance of the subaccounts on a Class-specific basis to various indices measuring market performance. These unmanaged indices assume the reinvestment of dividends, but do not reflect any deduction for the expense of operating or managing an investment portfolio.

Advertising and sales literature for the Contracts may also contain information on the effect of tax deferred compounding on subaccount investment returns, or returns in general. The tax deferral may be illustrated by graphs and charts and may include a comparison at various points in time of the return from an investment in a Contract (or returns in general) on a tax-deferred basis (assuming one or more tax rates) with the return on a currently taxable basis.

OTHER INFORMATION
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             NOTICES AND ELECTIONS

To be effective all notices, choices, and changes you make under the Contract must be in writing and signed, and be received at our Service Center, unless we have authorized you to use another method. Such communication must be provided by you or your representative, if authorized by you in writing. If you have submitted a telephone authorization form, you may make the following choices via telephone:

(1)   Transfers

(2)   Premium allocation instructions

(3)   Withdrawals, other than full surrenders

(4)   Requests to change the annuity date

We will use reasonable procedures to confirm that a telephone request is genuine. These procedures may include possible tape recording of telephone calls and obtaining appropriate identification before effecting any telephone transactions. We do not have any liability if we act on a request that we reasonably believe is genuine.

Because telephone transactions will be available to anyone who provides certain information about you and your Contract, you should protect that information. We may not be able to verify that you are the person providing telephone instructions, or that you have authorized any such person to act for you.

Telephone systems may not always be available. Any telephone system, whether it is yours, your service provider's, your Financial Advisor's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Where you or your authorized representative have not given instructions to a Service Center representative prior to 4:00 p.m. (ET), even if due to our delay in answering your call, we will consider requests to be received the following business day. Although we have taken precautions to help our systems handle heavy use, we cannot guarantee reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Service Center.

                                 VOTING RIGHTS

We own all Fund shares held in the Account. As the owner, we have the right to vote on any matter put to vote at any Funds' shareholder meetings. However, we will vote all Fund shares attributable to Contracts by following instructions we receive from you. If we don't receive voting instructions, we'll vote those shares in the same proportion as shares for which we receive instructions. We determine the number of shares you may give voting instructions on by dividing your interest in a subaccount by the net asset value per share of the corresponding Fund. We'll determine the number of shares you may give voting instructions on as of a record date we choose. We may vote Fund shares in our own right if laws change to permit us to do so.

You have voting rights until the annuity date. You may give voting instructions concerning:

(1)   the election of a Fund's Board of Directors;

(2)   ratification of a Fund's independent accountant;

(3) approval of the investment advisory agreement for a Fund corresponding to your selected subaccounts;

(4) any change in a fundamental investment policy of a Fund corresponding to your selected subaccounts; and

(5)   any other matter requiring a vote of the Fund's shareholders.

                           REPORTS TO CONTRACT OWNERS

At least once each contract year before the annuity date, we will send you information about your Contract. It will outline all your Contract transactions during the year, your Contract's current number of accumulation units in each subaccount, the value of each accumulation unit of each subaccount, and the contract value.

You will also receive an annual and a semi-annual report containing financial statements and a list of portfolio securities of the Funds.

                               MATERIAL CONFLICTS

It is conceivable that material conflicts could arise as a result of both variable annuity and variable life insurance separate accounts investing in the Funds. Although no material conflicts are foreseen, the participating insurance companies will monitor events in order to identify any material conflicts between variable annuity and variable life insurance contract owners to determine what action, if any, should be taken. Material conflicts could result from such things as (1) changes in state insurance law, (2) changes in federal income tax law or (3) differences between voting instructions given by variable annuity and variable life insurance contract owners. If a conflict occurs, we may be required to eliminate one or more subaccounts of the Account or substitute a new subaccount. In responding to any conflict, we will take the action we believe necessary to protect our contract owners.

                             CHANGES TO THE ACCOUNT

We may also add new subaccounts to the Account, eliminate subaccounts in the Account, deregister the Account under the Investment Company Act of 1940 (the "1940 Act"), make any changes required by the 1940 Act, operate the Account as a management investment company under the 1940 Act or any other form permitted by law, transfer all or a portion of the assets of a subaccount or separate account to another subaccount or separate account pursuant to a combination or otherwise, and create new separate accounts. Before we make certain changes we may need approval of the Securities and Exchange Commission and applicable state insurance departments. We will notify you of any changes.

                              SELLING THE CONTRACT

We have entered into a distribution agreement with our affiliate, Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S" or "Distributor"), for the distribution and sale of the Contracts. Distributor offers the Contracts through its registered representatives ("Financial Advisors"). The Financial Advisors are registered with the NASD, Inc., licensed as insurance agents in the states in which they do business, and appointed through various Merrill Lynch Life Agencies as our insurance agents. The Merrill Lynch Life Agencies are wholly owned subsidiaries of Distributor.

We pay commissions to the Merrill Lynch Life Agencies for sales of the Contracts by the Financial Advisors. Pursuant to a sales agreement, the Merrill Lynch Life Agencies pay Distributor a portion of the commissions they receive from us for the sales of the Contracts, and the Distributor pays the Financial Advisors a portion of the commissions it receives from the Merrill Lynch Life Agencies for the sales of the Contracts. The Merrill Lynch Life Agencies also pay the District Annuity Specialists a portion of the commissions they receive for the sales of the Contracts. Each District Annuity Specialist provides training and marketing support to Financial Advisors in a specific geographic region and is compensated based on sales of the Contracts in that region.

The maximum amount of commissions paid to the Merrill Lynch Life Agencies is 5.10% of each premium and up to 1.20% of contract value per year. In addition, the maximum commission paid to the Merrill Lynch Life Agencies on the annuity date is 2.40% of contract value. The maximum commission payable to Financial Advisors for Contract sales is 2.30% of each premium and up to 0.51% of contract value per year. In addition, on the annuity date, the maximum commission payable to the Financial Advisors is 1.50% of contract value not subject to a surrender charge. The maximum amount of compensation that may be paid to District Annuity Specialists is 0.18% of each premium. The amount of commissions will vary by Class, but will not exceed the maximum amounts listed above.

Financial Advisors and their branch managers are also eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation items. Non-cash items include conferences, seminars, and trips (including travel, lodging, and meals in connection therewith), entertainment, merchandise, and other similar items. In addition, Financial Advisors who meet certain productivity, persistency, and length of service standards and/or their branch managers may be eligible for additional compensation from Distributor. District Annuity Specialists who meet certain productivity standards may also be eligible for additional compensation from the Merrill Lynch Life Agencies. Sales of the Contracts may help Financial Advisors, their branch managers, and District Annuity Specialists qualify for such benefits. Distributor's Financial Advisors and their branch managers may receive other payments from Distributor for services that do not directly involve the sale of the Contracts, including payments made for the recruitment and training of personnel, production of promotional literature, and similar services.

The Distributor does not currently sell the Contracts through other broker-dealers ("selling firms"). However, the Distributor may enter into selling agreements with selling firms in the future. Selling firms may be compensated on a different basis than the various Merrill Lynch Life Agencies and the Financial Advisors; however, commissions paid to selling firms and their sales representatives will not exceed those described above.

Commissions and other incentives or payments described above are not charged directly to Contract owners or the Account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the Contract.

                                STATE REGULATION

We are subject to the laws of the State of Arkansas and to the regulations of the Arkansas Insurance Department. We are also subject to the insurance laws and regulations of all jurisdictions in which we're licensed to do business.

We file an annual statement with the insurance departments of jurisdictions where we do business. The statement discloses our operations for the preceding year and our financial condition as of the end of that year. Our books and accounts are subject to insurance department review at all times. The Arkansas Insurance Department, in conjunction with the National Association of Insurance Commissioners, conducts a full examination of our operations periodically.

                               LEGAL PROCEEDINGS

There are no legal proceedings involving the Account. We and MLPF&S are engaged in various kinds of routine litigation that, in our judgment, are not material to our total assets.

                                    EXPERTS

The financial statements of the Account as of December 31, 2003 and 2002, and for each of the two years in the period ended December 31, 2003, and our financial statements as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003, included in the Statement of

Additional Information and incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are included in the Statement of Additional Information and incorporated by reference herein, and have been so included and incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. Their principal business address is Two World Financial Center, New York, New York 10281-1414.

                                 LEGAL MATTERS

Our organization, our authority to issue the Contract, and the validity of the form of the Contract have been passed upon by Barry G. Skolnick, our General Counsel. Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on certain matters relating to federal securities laws.

                            REGISTRATION STATEMENTS

Registration Statements that relate to the Contract and its investment options have been filed with the Securities and Exchange Commission under the Securities Act of 1933 and the Investment Company Act of 1940. This Prospectus does not contain all of the information in the registration statements. You can obtain the omitted information from the Securities and Exchange Commission's principal office in Washington, D.C., upon payment of a prescribed fee.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The contents of the Statement of Additional Information for the Contract include the following:

OTHER INFORMATION
  Selling the Contract
  Financial Statements
  Administrative Services Arrangements

CALCULATION OF YIELDS AND TOTAL RETURNS
  Money Market Yield
  Other Subaccount Yields
  Total Returns

FINANCIAL STATEMENTS OF MERRILL LYNCH LIFE VARIABLE ANNUITY
  SEPARATE ACCOUNT A

FINANCIAL STATEMENTS OF MERRILL LYNCH LIFE INSURANCE COMPANY

APPENDIX A
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

[EXAMPLE OF THE CALCULATION OF THE MAXIMUM ANNIVERSARY VALUE GMDB]

APPENDIX B
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

[EXAMPLE OF THE CALCULATION OF THE ROLL-UP GMDB]

APPENDIX C
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

[EXAMPLE OF THE CALCULATION OF THE GREATER OF MAXIMUM ANNIVERSARY VALUE AND ROLL-UP GMDB]

APPENDIX D
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

[EXAMPLE OF THE CALCULATION OF THE ADDITIONAL DEATH BENEFIT]

APPENDIX E
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

[EXAMPLE OF THE CALCULATION OF GMIB]

------------------------------------------------------------

    MERRILL LYNCH LIFE VARIABLE ANNUITY
    SEPARATE ACCOUNT A (THE "ACCOUNT")
    FLEXIBLE PREMIUM INDIVIDUAL DEFERRED
    VARIABLE ANNUITY CONTRACT (THE "CONTRACT")
    issued by
    MERRILL LYNCH LIFE INSURANCE COMPANY
    HOME OFFICE: Little Rock, Arkansas 72201                                  STATEMENT OF
    SERVICE CENTER: P.O. Box 44222                                       ADDITIONAL INFORMATION
    Jacksonville, Florida 32231-4222                                            , 2004
    4804 Deer Lake Drive East                                               VARIABLE ANNUITY
    Jacksonville, Florida 32246
    PHONE: (800) 535-5549
    offered through
    MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
------------------------------------------------------------

This individual deferred variable annuity contract (the "Contract") is designed to provide comprehensive and flexible ways to invest and to create a source of income protection for later in life through the payment of annuity benefits. An annuity is intended to be a long-term investment. Contract owners should consider their need for deferred income before purchasing the Contract. The Contract is issued by Merrill Lynch Life Insurance Company ("Merrill Lynch Life") on a nonqualified basis. It may not be issued as an IRA, Roth IRA, tax-sheltered annuity, SEP IRA, SIMPLE IRA, or purchased through an established tax-qualified custodial account or in connection with a qualified retirement plan or Section 457(b) plan.

This Statement of Additional Information is not a prospectus and should be read
together with the Contract's Prospectus dated           , 2004, which is
available on request and without charge by writing to or calling Merrill Lynch Life at the Service Center address or phone number set forth above.

TABLE OF CONTENTS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

OTHER INFORMATION...........................................    2
  Selling the Contract......................................    2
  Financial Statements......................................    2
  Administrative Services Arrangements......................    2
CALCULATION OF YIELDS AND TOTAL RETURNS.....................    2
  Money Market Yield........................................    2
  Other Subaccount Yields...................................    3
  Total Returns.............................................    4
FINANCIAL STATEMENTS OF MERRILL LYNCH LIFE VARIABLE ANNUITY
  SEPARATE ACCOUNT A........................................  S-1
FINANCIAL STATEMENTS OF MERRILL LYNCH LIFE INSURANCE
  COMPANY...................................................  G-1

OTHER INFORMATION
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                              SELLING THE CONTRACT

The Contracts are offered to the public on a continuous basis. We anticipate continuing to offer the Contracts, but reserve the right to discontinue the offering.

Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S" or "Distributor") serves as principal underwriter for the Contracts. Distributor is a Delaware corporation and its home office is located at 4 World Financial Center, New York, New York 10080. Distributor is an indirect, wholly owned subsidiary of Merrill Lynch & Co., Inc. Distributor is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of NASD, Inc. Distributor offers the Contracts through its Financial Advisors. Financial Advisors are appointed as our insurance agents through various Merrill Lynch Life Agencies.

For the years ended December 31, 2003, 2002, and 2001, Distributor did not receive any commissions in connection with the sale of the Contracts.

                              FINANCIAL STATEMENTS

The financial statements of Merrill Lynch Life included in this Statement of Additional Information should be distinguished from the financial statements of the Account and should be considered only as bearing upon the ability of Merrill Lynch Life to meet any obligations it may have under the Contract.

                      ADMINISTRATIVE SERVICES ARRANGEMENTS

Merrill Lynch Life has entered into a Service Agreement with its parent, Merrill Lynch Insurance Group, Inc. ("MLIG"), pursuant to which Merrill Lynch Life can arrange for MLIG to provide directly or through affiliates certain services. Pursuant to this agreement, Merrill Lynch Life has arranged for MLIG to provide administrative services for the Account and the Contracts, and MLIG, in turn, has arranged for a subsidiary, Merrill Lynch Insurance Group Services, Inc. ("MLIG Services"), to provide these services. Compensation for these services, which will be paid by Merrill Lynch Life, will be based on the charges and expenses incurred by MLIG Services, and will reflect MLIG Services' actual costs. For the years ended December 31, 2003, 2002, and 2001, no administrative services fees were paid in connection with the sale of the Contracts.

CALCULATION OF YIELDS AND TOTAL RETURNS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               MONEY MARKET YIELD

From time to time, Merrill Lynch Life may quote in advertisements and sales literature the current annualized yield for the ML Domestic Money Market V.I. Subaccount for a 7-day period in a manner that does not take into consideration any realized or unrealized gains or losses on shares of the underlying Funds or on their respective portfolio securities. On a Class-specific basis, the current annualized yield is computed by: (a) determining the net change (exclusive of realized gains and losses on the sales of securities and unrealized appreciation and depreciation) at the end of the 7-day period in the value of a hypothetical account under a Contract having a balance of 1 unit at the beginning of the period, (b) dividing such net change in account value by the value of the account at the beginning of the period to determine the base period return; and
(c) annualizing this quotient on a 365-day basis. The net change in account value reflects: (1) net income from the Fund attributable to the hypothetical account; and

(2) charges and deductions imposed under the Contract which are attributable to the hypothetical account. The charges and deductions include the per unit charges for the hypothetical account for: (1) the current asset-based insurance charge for each Class and subaccount (1.15% to 1.45% for the B Class; 1.50% to 1.80% for the C Class; 1.35% to 1.65% for the L Class; and 1.45% to 1.75% for the Bonus Class); and (2) the annual contract fee. For purposes of calculating current yield for a Contract, an average per unit contract fee is used. Based on our current estimates of average contract size, we have assumed the average per unit contract fee to be 0.05%. On a Class-specific basis, current yield will be calculated according to the following formula:

                   Current Yield = ((NCF - ES)/UV) X (365/7)

Where:

NCF       =   the net change in the value of the Fund (exclusive of
              realized gains and losses on the sale of securities and
              unrealized appreciation and depreciation) for the 7-day
              period attributable to a hypothetical account having a
              balance of 1 unit.
ES        =   per unit expenses for the hypothetical account for the 7-day period.
UV        =   the unit value on the first day of the 7-day period.

Merrill Lynch Life also may quote the effective yield of the ML Domestic Money Market V.I. Subaccount for the same 7-day period, determined on a compounded basis. On a Class-specific basis, the effective yield is calculated by compounding the unannualized base period return according to the following formula:

               Effective Yield = (1 + ((NCF - ES)/UV))(365/7) - 1

Where:

NCF       =   the net change in the value of the Fund (exclusive of
              realized gains and losses on the sale of securities and
              unrealized appreciation and depreciation) for the 7-day
              period attributable to a hypothetical account having a
              balance of 1 unit.
ES        =   per unit expenses for the hypothetical account for the 7-day period.
UV        =   the unit value on the first day of the 7-day period.

Because of the charges and deductions imposed under the Contract, the yields for the ML Domestic Money Market V.I. Subaccount will be lower than the yield for the corresponding underlying Fund.

The yields on amounts held in the ML Domestic Money Market V.I. Subaccount normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The actual yields for the subaccount are affected by changes in interest rates on money market securities, average portfolio maturity of the underlying Fund, the types and qualities of portfolio securities held by the Fund, and the Fund's operating expenses. Yields on amounts held in the ML Domestic Money Market V.I. Subaccount may also be presented for periods other than a 7-day period.

                            OTHER SUBACCOUNT YIELDS

From time to time, Merrill Lynch Life may quote in sales literature or advertisements the current annualized yield of one or more of the subaccounts (other than the ML Domestic Money Market V.I. Subaccount) for a Contract for a 30-day or one-month period on a Class-specific basis. The annualized yield of a subaccount refers to income generated by the subaccount over a specified 30-day or one-month period. Because the yield is annualized, the yield generated by the subaccount during the 30-day or one-month period is assumed to be generated each period over a 12-month period. On a Class-specific basis, the yield is computed by: (1) dividing the net investment income of the Fund attributable to the subaccount units less subaccount expenses for the period; by (2) the maximum offering price per unit on the last day of the period times the daily average number of units outstanding for the period; then

(3) compounding that yield for a 6-month period; and then (4) multiplying that result by 2. Expenses attributable to the subaccount include the current asset-based insurance charge for each Class and subaccount (1.15% to 1.45% for the B Class; 1.50% to 1.80% for the C Class; 1.35% to 1.65% for the L Class; and 1.45% to 1.75% for the Bonus Class); and the annual contract fee. For purposes of calculating the 30-day or one-month yield, an average contract fee per dollar of contract value in the subaccount is used to determine the amount of the charge attributable to the subaccount for the 30-day or one-month period. Based on our current estimates of average contract size, we have assumed the average contract fee to be 0.05%. On a Class-specific basis, the 30-day or one-month yield is calculated according to the following formula:

                Yield = 2 X ((((NI - ES)/(U X UV)) + 1)(6) - 1)

Where:

NI        =   net investment income of the Fund for the 30-day or
              one-month period attributable to the subaccount's units.
ES        =   expenses of the subaccount for the 30-day or one-month
              period.
U         =   the average number of units outstanding.
UV        =   the unit value at the close of the last day in the 30-day or one-month.

Currently, Merrill Lynch Life may quote yields on bond subaccounts. Because of the charges and deductions imposed under the Contracts, the yield for a subaccount will be lower than the yield for the corresponding Fund.

The yields on the amounts held in the subaccounts normally will fluctuate over time. Therefore, a disclosed yield for any given past period is not an indication or representation of future yields or rates of return. A subaccount's actual yields are affected by the types and quality of portfolio securities held by the corresponding Fund, and its operating expenses.

Yield calculations do not take into account the surrender charge on amounts surrendered or withdrawn under the Contract deemed to consist of premiums paid within the applicable surrender charge period. A surrender charge will not be imposed on the "free withdrawal amount" each year.

                                 TOTAL RETURNS

From time to time, Merrill Lynch Life also may quote in sales literature or advertisements, total returns, including average annual total returns for one or more of the subaccounts for various periods of time on a Class-specific basis. Average annual total returns will be provided for a subaccount on a Class-specific basis for 1, 5 and 10 years, or for a shorter period, if applicable.

Total returns assume the Contract was surrendered at the end of the period shown, and are not indicative of performance if the Contract was continued for a longer period.

Average annual total returns for other periods of time may also be disclosed from time to time. For example, average annual total returns may be provided based on the assumption that a subaccount had been in existence and had invested in the corresponding underlying Fund for the same period as the corresponding Fund had been in operation. The Funds and the subaccounts corresponding to the Funds commenced operations as indicated below:

                                                       FUND INCEPTION     SUBACCOUNT INCEPTION
                        FUND                                DATE                  DATE
                        ----                          -----------------   --------------------
ML Core Bond V.I. Fund                                April 29, 1982       February 21, 1992
ML Domestic Money Market V.I. Fund                    February 21, 1992    February 21, 1992
ML Fundamental Growth V.I. Fund                       April 3, 2000        April 3, 2000
ML Global Allocation V.I. Fund                        February 21, 1992    February 21, 1992
ML Government Bond V.I. Fund                          May 16, 1994         May 16, 1994
ML High Current Income V.I. Fund                      April 29, 1982       February 21, 1992
ML Index 500 V.I. Fund                                December 13, 1996    December 18, 1996
ML International Value V.I. Fund                      June 10, 1998        November 21, 2003
ML Large Cap Core V.I. Fund                           April 29, 1982       February 21, 1992
ML Large Cap Growth V.I. Fund                         April 30, 1999       November 21, 2003
MLIG Roszel/PIMCO CCM Capital Appreciation Portfolio  May 1, 2003          May 1, 2003
American Century VP Ultra(R) Fund                     May 1, 2001          May 1, 2004
Davis Value Portfolio                                 July 1, 1999         April 3, 2000
Federated Capital Appreciation Fund II                June 19, 2000        May 1, 2004
PIMCO Total Return Portfolio                          December 31, 1997    April 3, 2000

Average annual total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 under each Class of the Contract to the redemption value or that investment as of the last day of each of the periods. The ending date for each period for which total return quotations are provided will generally be as of the most recent calendar quarter-end. Average annual total returns are calculated for each Class using subaccount unit values calculated on each valuation day based on the performance of the corresponding underlying Fund, the deductions for the current asset-based insurance charge for each Class and subaccount (1.15% to 1.45% for the B Class; 1.50% to 1.80% for the C Class; 1.35% to 1.65% for the L Class; and 1.45% to 1.75% for the Bonus Class); and the contract fee, and assume a surrender of the Contract at the end of the period for the return quotation. Total returns therefore reflect a deduction of the surrender charge if applicable. Total returns for the Bonus Class reflect the addition of bonus amounts and any applicable recapture upon surrender. For purposes of calculating total return, an average per dollar contract fee attributable to the hypothetical account for the period is used. Based on our current estimates of average contract size, we have assumed the average contract fee to be 0.05%. On a Class-specific basis, the average annual total return is then calculated according to the following formula:

                            TR = ((ERV/P)(1/N)) - 1

Where:

TR        =   the average annual total return net of subaccount recurring charges (such as the asset-based insurance charge and
              contract fee).
ERV       =   the ending redeemable value (net of any applicable surrender charge) at the end of the period of the hypothetical account with an initial payment of $1,000.
P         =   a hypothetical initial payment of $1,000.
N         =   the number of years in the period.

From time to time, Merrill Lynch Life also may quote in sales literature or advertisements Class-specific total returns for other periods or that do not reflect the surrender charge. These are calculated in exactly the same way as average annual total returns described above, except that the ending redeemable value of the hypothetical account for the period is replaced with an ending value for the period that does not take into account any surrender charge on surrender of the Contract. In addition, such nonstandard returns may also be quoted for other periods.

From time to time, Merrill Lynch Life also may quote in sales literature or advertisements total returns or other performance information for a hypothetical Contract on a Class-specific basis assuming the initial premium is allocated to more than one subaccount or assuming monthly transfers from a specified subaccount to one or more designated subaccounts under a dollar cost averaging program. Merrill Lynch Life also may quote in sales literature or advertisements total returns or other performance information for a hypothetical Contract on a Class-specific basis assuming participation in an asset allocation or rebalancing program. These returns will reflect the performance of the affected subaccount(s) on a Class-specific basis for the amount and duration of the allocation to each subaccount for the hypothetical Contract. They also will reflect the deduction of the charges described above except for the surrender charge. For example, total return information for a Contract with a dollar cost averaging program for a 12-month period will assume commencement of the program at the beginning of the most recent 12-month period for which average annual total return information is available. This information will assume an initial lump-sum investment in a specified subaccount (the "DCA subaccount") at the beginning of that period and monthly transfers of a portion of the contract value from the DCA subaccount to designated other subaccount(s) during the 12-month period. The total return for the Contract for this 12-month period therefore will reflect the return on the portion of the contract value that remains invested in the DCA subaccount for the period it is assumed to be so invested, as affected by monthly transfers, and the return on amounts transferred to the designated other subaccounts for the period during which those amounts are assumed to be invested in those subaccounts. The return for an amount invested in a subaccount will be based on the performance of that subaccount for the duration of the investment, and will reflect the charges described above other than the surrender charge. Performance information for a dollar cost-averaging program also may show the returns for various periods for a designated subaccount assuming monthly transfers to the subaccount, and may compare those returns to returns assuming an initial lump-sum investment in that subaccount. This information also may be compared to various indices, such as the Merrill Lynch 91-day Treasury Bills index or the U.S. Treasury Bills index and may be illustrated by graphs, charts, or otherwise.

                                     PART C
                               OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

(a)  Financial Statements
      (1)      Financial Statements of Merrill Lynch Life Variable Annuity
                Separate Account A as of December 31, 2003 and for the two years ended December 31, 2003 and the Notes relating thereto appear in the Statement of Additional Information.
                (To be filed by amendment)
      (2) Financial Statements of Merrill Lynch Life Insurance Company for the three years ended December 31, 2003 and the Notes relating thereto appear in the Statement of Additional
                Information. (To be filed by amendment)
(b)  Exhibits
      (1)      Resolution of the Board of Directors of Merrill Lynch Life
                Insurance Company establishing the Merrill Lynch Life
                Variable Annuity Separate Account A. (Incorporated by
                Reference to Registrant's Post-Effective Amendment No. 10 to Form N-4, Registration No. 33-43773 Filed December 10,
                1996.)
      (2)      Not Applicable.
      (3)      Underwriting Agreement Between Merrill Lynch Life Insurance
                Company and Merrill Lynch, Pierce, Fenner & Smith
                Incorporated. (Incorporated by Reference to Registrant's
                Post-Effective Amendment No. 10 to Form N-4, Registration
                No. 33-43773 Filed December 10, 1996.)
      (4) (a)  Form of Contract for the Flexible Premium Individual
                Deferred Variable Annuity (Return of Premium).
          (b)  Form of Contract for the Flexible Premium Individual
                Deferred Variable Annuity (Contract Value).
          (c)  Return of Premium NAIC Model Non-Forfeiture Interest Rate
                Schedule Pages.
          (d)  Return of Premium Fixed Non-Forfeiture Interest Rate
                Schedule Pages.
          (e)  Contract Value NAIC Model Non-Forfeiture Interest Rate
                Schedule Pages.
          (f)  Contract Value Fixed Non-Forfeiture Interest Rate Schedule
                Pages.
          (g)  Guaranteed Minimum Income Benefit Endorsement and Schedule
                Pages.
          (h)  Return of Premium Guaranteed Minimum Death Benefit
                Endorsement and Schedule Pages.
          (i)  Maximum Anniversary Value Guaranteed Minimum Death Benefit
                Endorsement and Schedule Pages.
          (j)  Roll-Up Guaranteed Minimum Death Benefit Endorsement and
                Schedule Pages.
          (k)  Greater of Maximum Anniversary Value and Roll-Up Guaranteed
                Minimum Death Benefit Endorsement and Schedule Pages.
          (l)  Additional Death Benefit Endorsement and Schedule Pages.
          (m)  Bonus Endorsement and Schedule Pages.
          (n)  Spousal Beneficiary Continuation Endorsement
      (5)      Form of Application for the Flexible Premium Individual
                Deferred Variable Annuity.
      (6) (a) Articles of Amendment, Restatement and Redomestication of the Articles of Incorporation of Merrill Lynch Life
                Insurance Company. (Incorporated by Reference to
                Registrant's Post-Effective Amendment No. 10 to Form N-4,
                Registration No. 33-43773 Filed December 10, 1996.)
          (b)  Amended and Restated By-Laws of Merrill Lynch Life Insurance
                Company. (Incorporated by Reference to Registrant's
                Post-Effective Amendment No. 10 to Form N-4, Registration
                No. 33-43773 Filed December 10, 1996.)


      (7)      Not Applicable.
      (8) (a) Amended General Agency Agreement. (Incorporated by Reference to Registrant's Post-Effective Amendment No. 5 to Form N-4,
                Registration No. 33-43773 Filed April 28, 1994.)
          (b)  Indemnity Agreement Between Merrill Lynch Life Insurance
                Company and Merrill Lynch Life Agency, Inc. (Incorporated by Reference to Registrant's Post-Effective Amendment No.
                10 to Form N-4, Registration No. 33-43773 Filed December
                10, 1996.)
          (c)  Management Agreement Between Merrill Lynch Life Insurance
                Company and Merrill Lynch Asset Management, Inc.
                (Incorporated by Reference to Registrant's Post-Effective
                Amendment No. 10 to Form N-4, Registration No. 33-43773
                Filed December 10, 1996.)
          (d)  Agreement Between Merrill Lynch Life Insurance Company and
                Merrill Lynch Variable Series Funds, Inc. Relating to
                Maintaining Constant Net Asset Value for the Domestic Money
                Market Fund. (Incorporated by Reference to Registrant's
                Post-Effective Amendment No. 10 to Form N-4, Registration
                No. 33-43773 Filed December 10, 1996.)
          (e)  Agreement Between Merrill Lynch Life Insurance Company and
                Merrill Lynch Variable Series Funds, Inc. Relating to
                Valuation and Purchase Procedures. (Incorporated by
                Reference to Registrant's Post Effective Amendment No. 10 to Form N-4, Registration No. 33-43773 Filed December 10,
                1996.)
          (f)  Amended Service Agreement Between Merrill Lynch Life
                Insurance Company and Merrill Lynch Insurance Group, Inc.
                (Incorporated by Reference to Registrant's Post-Effective
                Amendment No. 5 to Form N-4, Registration No. 33-43773
                Filed April 28, 1994.)
          (g)  Reimbursement Agreement Between Merrill Lynch Asset
                Management, L.P. and Merrill Lynch Life Agency, Inc.
                (Incorporated by Reference to Registrant's Post-Effective
                Amendment No. 10 to Form N-4, Registration No. 33-43773
                Filed December 10, 1996.)
          (h)  Amendment to the Reimbursement Agreement Between Merrill
                Lynch Asset Management, L.P. and Merrill Lynch Life Agency,
                Inc. (Incorporated by Reference to Registrant's
                Registration Statement on Form N-4, Registration No.
                333-90243 Filed November 3, 1999.)
      (9) Opinion of Barry G. Skolnick, Esq. and Consent to its use as to the legality of the securities being registered. (To be filed by amendment)
     (10) (a)  Written Consent of Sutherland Asbill & Brennan LLP. (To be
                filed by amendment)
          (b) Written Consent of Deloitte & Touche LLP, independent auditors. (To be filed by amendment)
          (c)  Written Consent of Barry G. Skolnick, Esq. (See Exhibit 9)
     (11)      Not Applicable.
     (12)      Not Applicable.
     (13) (a)  Power of Attorney from Barry G. Skolnick. (Incorporated by
                Reference to Registrant's Post-Effective Amendment No. 4 to
                Form N-4, Registration No. 33-43773 Filed March 2, 1994.)
          (b)  Power of Attorney from H. McIntyre Gardner. (Incorporated by
                Reference to Registrant's Registration Statement on Form
                N-4, Registration No. 333-63904 Filed June 26, 2001.)
          (c) Power of Attorney from Christopher J. Grady. (Incorporated by Reference to Registrant's Registration Statement on Form
                N-4, Registration No. 333-63904 Filed June 26, 2001.)
          (d)  Power of Attorney from Nikos K. Kardassis. (Incorporated by
                Reference to Registrant's Pre-Effective Amendment No. 1 to
                Form N-4, Registration No. 333-63904 Filed September 10,
                2001.)
          (e)  Power of Attorney for Deborah J. Adler. (Incorporated by
                Reference to Registrant's Registration Statement on Form
                N-4, File No. 333-90243 Filed April 22, 2003.)
          (f)  Power of Attorney for Joseph E. Justice. (Incorporated by
                Reference to Registrant's Registration Statement on Form
                N-4, File No. 333-90243 Filed April 22, 2003.)

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR*

             NAME                    PRINCIPAL BUSINESS ADDRESS             POSITION WITH DEPOSITOR
             ----                -----------------------------------  -----------------------------------
Deborah J. Adler...............  1300 Merrill Lynch Drive, 2nd Floor  Director, Senior Vice President,
                                 Pennington, New Jersey 08534         and Chief Actuary.
H. McIntyre Gardner............  4 World Financial Center             Director and Chairman of the Board.
                                 New York, NY 10080
Christopher J. Grady...........  800 Scudders Mill Road-3D            Director and Senior Vice President.
                                 Plainsboro, New Jersey 08536
Joseph E. Justice..............  1300 Merrill Lynch Drive, 2nd Floor  Director, Senior Vice President,
                                 Pennington, New Jersey 08534         Chief Financial Officer, and
                                                                      Treasurer.
Nikos K. Kardassis.............  800 Scudders Mill Road-3D            Director, President and Chief
                                 Plainsboro, New Jersey 08536         Executive Officer.
Barry G. Skolnick..............  1300 Merrill Lynch Drive, 2nd Floor  Director, Senior Vice President and
                                 Pennington, New Jersey 08534         General Counsel.
Andrew J. Bucklee..............  1300 Merrill Lynch Drive, 2nd Floor  Senior Vice President.
                                 Pennington, New Jersey 08534
Brian H. Buckley...............  1300 Merrill Lynch Drive, 2nd Floor  Vice President and Senior Counsel.
                                 Pennington, New Jersey 08534
Toni DeChiara..................  1300 Merrill Lynch Drive, 2nd Floor  Vice President.
                                 Pennington, New Jersey 08534
Alison Denis...................  800 Scudders Mill Road-3D            Senior Vice President.
                                 Plainsboro, New Jersey 08536
Edward W. Diffin, Jr...........  1300 Merrill Lynch Drive, 2nd Floor  Vice President and Senior Counsel.
                                 Pennington, New Jersey 08534
Scott Edblom...................  1300 Merrill Lynch Drive, 2nd Floor  Vice President and Product Actuary.
                                 Pennington, New Jersey 08534
Amy L. Ferrero.................  4804 Deer Lake Drive East            Senior Vice President,
                                                                      Administration.
                                 Jacksonville, FL 32246
Frances C. Grabish.............  1300 Merrill Lynch Drive, 2nd Floor  Vice President and Senior Counsel.
                                 Pennington, New Jersey 08534
Roger Helms....................  1300 Merrill Lynch Drive, 2nd Floor  Vice President.
                                 Pennington, New Jersey 08534
Patrick Lusk...................  1300 Merrill Lynch Drive, 2nd Floor  Vice President and Appointed
                                                                      Actuary.
                                 Pennington, New Jersey 08534
Robin A. Maston................  1300 Merrill Lynch Drive, 2nd Floor  Vice President and Senior
                                                                      Compliance
                                 Pennington, New Jersey 08534         Officer.
Jane R. Michael................  4804 Deer Lake Drive East            Vice President.
                                 Jacksonville, FL 32246
Radha Lackshiminarayan.........  1300 Merrill Lynch Drive, 2nd Floor  Vice President and Corporate
                                 Pennington, New Jersey 08534         Actuary
Terry L. Rapp..................  1300 Merrill Lynch Drive, 2nd Floor  Vice President, Senior Compliance
                                 Pennington, New Jersey 08534         Officer and Assistant Secretary.
Concetta M. Ruggiero...........  800 Scudders Mill Road-3D            Senior Vice President.
                                 Plainsboro, New Jersey 08536
Lori M. Salvo..................  1300 Merrill Lynch Drive, 2nd Floor  Vice President, Senior Counsel, and
                                 Pennington, New Jersey 08534         Director of Compliance.
Sarah Scanga...................  1300 Merrill Lynch Drive, 2nd Floor  Vice President.
                                 Pennington, New Jersey 08534
Cheryl Y. Sullivan.............  1300 Merrill Lynch Drive, 2nd Floor  Vice President and Attorney.
                                 Pennington, New Jersey 08534

             NAME                    PRINCIPAL BUSINESS ADDRESS             POSITION WITH DEPOSITOR
             ----                -----------------------------------  -----------------------------------
Greta Rein Ulmer...............  1300 Merrill Lynch Drive, 2nd Floor  Vice President and Senior
                                 Pennington, New Jersey 08534         Compliance Officer.
Kelley J. Woods................  4804 Deer Lake Drive East            Vice President.
                                 Jacksonville, FL 32246
Connie F. Yost.................  1300 Merrill Lynch Drive, 2nd Floor  Vice President and Controller.
                                 Pennington, New Jersey 08534

---------------

* Each director is elected to serve until the next annual shareholder meeting or until his or her successor is elected and shall have qualified.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT.

     Merrill Lynch Life Insurance Company is an indirect wholly owned subsidiary of Merrill Lynch & Co., Inc.

     A list of subsidiaries of Merrill Lynch & Co., Inc. ("ML & Co.") appears below.

                         SUBSIDIARIES OF THE REGISTRANT

     The following are subsidiaries of ML & Co. as of February 24, 2004 and the states or jurisdictions in which they are organized. Indentation indicates the principal parent of each subsidiary. Except as otherwise specified, in each case ML & Co. owns, directly or indirectly, at least 99% of the voting securities of each subsidiary. The names of particular subsidiaries have been omitted because, considered in the aggregate as a single subsidiary, they would not constitute, as of the end of the year covered by this report, a "significant subsidiary" as that term is defined in Rule 1.02(w) of the Regulation S-X under the Securities Exchange Act of 1934.

                                                                STATE OR
NAME                                                            JURISDICTION OF ENTITY
----                                                            ----------------------
Merrill Lynch & Co., Inc. ..............................        Delaware
  Merrill Lynch, Pierce, Fenner & Smith Incorporated
     (1)................................................        Delaware
     Merrill Lynch Life Agency Inc. (2).................        Washington
     Merrill Lynch Professional Clearing Corp. (3)......        Delaware
  Merrill Lynch Capital Services, Inc. .................        Delaware
  Merrill Lynch Government Securities, Inc. ............        Delaware
     Merrill Lynch Money Markets Inc. ..................        Delaware
  Merrill Lynch Group, Inc. ............................        Delaware
     Merrill Lynch Investment Managers Group Limited
       (4)..............................................        England
       Merrill Lynch Investment Managers Holdings
          Limited.......................................        England
       Merrill Lynch Investment Managers Limited........        England
     Fund Asset Management, L.P. (5)....................        Delaware
     Merrill Lynch Investment Managers, L.P. (5)........        Delaware
       Merrill Lynch Investment Managers, LLC...........        Delaware
       Merrill Lynch Alternative Investments LLC........        Delaware
     Merrill Lynch Bank & Trust Co. ....................        New Jersey
       Financial Data Services, Inc. ...................        Florida
          ML Mortgage Holdings Inc. ....................        Delaware
     Merrill Lynch Insurance Group, Inc. ...............        Delaware
       Merrill Lynch Life Insurance Company.............        Arkansas
       ML Life Insurance Company of New York............        New York
       Roszel Advisors, LLC.............................        Delaware
     Merrill Lynch International Finance Corporation....        New York
       Merrill Lynch International Bank Limited.........        England

                                                                STATE OR
NAME                                                            JURISDICTION OF ENTITY
----                                                            ----------------------
          Merrill Lynch Bank (Suisse) S.A. .............        Switzerland
       Merrill Lynch Group Holdings Limited.............        Ireland
          Merrill Lynch Capital Markets Bank Limited....        Ireland
     Merrill Lynch Mortgage Capital Inc. (6)............        Delaware
     Merrill Lynch Trust Company, FSB...................        Federal
     Merrill Lynch Fiduciary Services, Inc. ............        New York
     MLDP Holdings, Inc. ...............................        Delaware
       Merrill Lynch Derivatives Products AG............        Switzerland
  ML IBK Positions, Inc. ...............................        Delaware
     Merrill Lynch Capital Corporation..................        Delaware
  ML Leasing Equipment Corp. (7)........................        Delaware
  Merrill Lynch Canada Holdings Company.................        Nova Scotia
     Merrill Lynch Canada Finance Company...............        Nova Scotia
     Merrill Lynch & Co., Canada Ltd. ..................        Ontario
       Merrill Lynch Canada Inc. .......................        Canada
Merrill Lynch Bank USA..................................        Utah
  Merrill Lynch Bank USA Funding Corporation............        Delaware
  Merrill Lynch Business Financial Services Inc. .......        Delaware
  Merrill Lynch Credit Corporation......................        Delaware
     Merrill Lynch NJ Investment Corporation............        New Jersey
  Merrill Lynch Utah Investment Corporation.............        Utah
  Merrill Lynch Community Development Company, LLC......        New Jersey
  Merrill Lynch Commercial Finance Corp. ...............        Delaware
Merrill Lynch International Incorporated................        Delaware
  Merrill Lynch (Australasia) Pty Limited...............        New South Wales, Australia
     Merrill Lynch Finance (Australia) Pty Limited......        Victoria, Australia
     Merrill Lynch International (Australia) Limited
       (8)..............................................        New South Wales, Australia
  Merrill Lynch International Holdings Inc. ............        Delaware
     Merrill Lynch Bank and Trust Company (Cayman)
       Limited..........................................        Cayman Islands, British West
                                                                  Indies
     Merrill Lynch Capital Markets AG...................        Switzerland
     Merrill Lynch Europe PLC...........................        England
       Merrill Lynch Holdings Limited (9)...............        England
          Merrill Lynch International (10)..............        England
       Merrill Lynch Capital Markets Espana S.A.
          S.V. .........................................        Spain
       Merrill Lynch (Singapore) Pte. Ltd. (11).........        Singapore
     Merrill Lynch South Africa (Pty) Ltd. (12).........        South Africa
     Merrill Lynch Mexico, S.A. de C.V., Casa de
       Bolsa............................................        Mexico
     Merrill Lynch Argentina S.A. ......................        Argentina
     Merrill Lynch Pierce Fenner & Smith de Argentina
       S.A.F.M. y de M..................................        Argentina
     Banco Merrill Lynch de Investimentos S.A. .........        Brazil
     Merrill Lynch S.A. ................................        Luxembourg
     Merrill Lynch Europe Ltd. .........................        Cayman Islands, British West
                                                                  Indies
     Merrill Lynch France S.A.S. .......................        France
       Merrill Lynch Capital Markets (France) S.A.S. ...        France
       Merrill Lynch, Pierce, Fenner & Smith S.A.S. ....        France

                                                                STATE OR
NAME                                                            JURISDICTION OF ENTITY
----                                                            ----------------------
     Merrill Lynch (Asia Pacific) Limited...............        Hong Kong
       Merrill Lynch Far East Limited...................        Hong Kong
  Merrill Lynch Japan Securities Co., Ltd. .............        Japan
     Merrill Lynch Japan Finance Co., Ltd. .............        Japan

---------------
 (1) MLPF&S also conducts business as "Merrill Lynch & Co."

 (2) Similarly named  affiliates and  subsidiaries that  engage in  the sale  of
     insurance   and  annuity   products  are  incorporated   in  various  other
     jurisdictions.

 (3) The preferred stock of the corporation is owned by an unaffiliated group of investors.

 (4) Held through several intermediate holding companies.

 (5) Princeton Services, Inc. is general partner and ML & Co. is limited partner.

 (6) Held through several intermediate subsidiaries.

 (7) This corporation has more than 32 direct or indirect subsidiaries operating in the United States and serving as either general partners or associate general partners of limited partnerships.

 (8) Held through an intermediate subsidiary.

 (9) Held through an intermediate subsidiary.

(10) Partially owned by another indirect subsidiary of ML & Co.

(11) Held through intermediate subsidiaries.

(12) Partially owned by another indirect subsidiary of ML & Co.

ITEM 27. NUMBER OF CONTRACTS

     As of the date hereof, there are no owners of the Contracts.

ITEM 28. INDEMNIFICATION

     The following provisions regarding the Indemnification of Directors and Officers of the Registrant are applicable:

AMENDED AND RESTATED BY-LAWS OF MERRILL LYNCH LIFE INSURANCE COMPANY, ARTICLE VI

SECTIONS 1, 2, 3 AND 4 -- INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES AND INCORPORATORS

SECTION 1. ACTIONS OTHER THAN BY OR IN THE RIGHT OF THE CORPORATION. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer or employee of the Corporation, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

SECTION 2. ACTIONS BY OR IN THE RIGHT OF THE CORPORATION. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer or employee of the Corporation, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery or the Court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other Court shall deem proper.

SECTION 3. RIGHT TO INDEMNIFICATION. To the extent that a director, officer or employee of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 1 and 2 of this Article, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

SECTION 4. DETERMINATION OF RIGHT TO INDEMNIFICATION. Any indemnification under Sections 1 and 2 of this Article (unless ordered by a Court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, or employee is proper in the circumstances because he has met the applicable standard of conduct set forth in Sections 1 and 2 of this Article. Such determination shall be made (i) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders.

BY-LAWS OF MERRILL LYNCH & CO., INC.,

SECTION 2 -- INDEMNIFICATION BY CORPORATION

     Any persons serving as an officer, director or trustee of a corporation, trust, or other enterprise, including the Registrant, at the request of Merrill Lynch are entitled to indemnification from Merrill Lynch, to the fullest extent authorized or permitted by law, for liabilities with respect to actions taken or omitted by such persons in any capacity in which such persons serve Merrill Lynch or such other corporation, trust, or other enterprise. Any action initiated by any such person for which indemnification is provided shall be approved by the Board of Directors of Merrill Lynch prior to such initiation.

OTHER INDEMNIFICATION

     There is no indemnification of the principal underwriter, Merrill Lynch, Pierce, Fenner & Smith Incorporated, with respect to the Contract.

     The indemnity agreement between Merrill Lynch Life Insurance Company ("Merrill Lynch Life") and its affiliate Merrill Lynch Life Agency Inc. ("MLLA"), with respect to MLLA's general agency responsibilities on behalf of Merrill Lynch Life and the Contract, provides:

        Merrill Lynch Life will indemnify and hold harmless MLLA and all persons associated with MLLA as such term is defined in Section 3(a) (21) of the Securities Exchange Act of 1934 against all claims, losses, liabilities and expenses, to include reasonable attorneys' fees, arising out of the sale by MLLA of insurance products under the above-referenced Agreement, provided that Merrill Lynch Life shall not be bound to indemnify or hold harmless MLLA or its associated persons for claims, losses, liabilities and expenses arising directly out of the willful misconduct or negligence of MLLA or its associated persons.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registration pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue. There is no indemnification of the principal underwriter, Merrill Lynch, Pierce, Fenner & Smith Incorporated, with respect to the Contract.

ITEM 29. PRINCIPAL UNDERWRITERS

     (a) Merrill Lynch, Pierce, Fenner & Smith Incorporated also acts as principal underwriter for the following additional funds: CBA Money Fund; CMA Government Securities Fund; CMA Money Fund; CMA Tax-Exempt Fund; CMA Treasury Fund; CMA Multi-State Municipal Series Trust; WCMA Money Fund; WCMA Government Securities Fund; WCMA Tax-Exempt Fund; WCMA Treasury Fund; The Merrill Lynch Fund of Stripped ("Zero") U.S. Treasury Securities; The Fund of Stripped ("Zero") U.S. Treasury Securities; Merrill Lynch Trust for Government Securities; MLIG Variable Insurance Trust; Municipal Income Fund; Municipal Investment Trust Fund; Defined Asset Funds; Corporate Income Fund; Government Securities Income Fund; Equity Investor Fund; and Preferred Income Strategies Fund, Inc.

     Merrill Lynch, Pierce, Fenner & Smith Incorporated also acts as principal underwriter for the following additional accounts: ML of New York Variable Annuity Separate Account A; ML of New York Variable Annuity Separate Account B; ML of New York Variable Annuity Separate Account C; ML of New York Variable Annuity Separate Account D; Merrill Lynch Variable Life Separate Account; Merrill Lynch Life Variable Life Separate Account II; Merrill Lynch Life Variable Annuity Separate Account; Merrill Lynch Life Variable Annuity Separate Account B; Merrill Lynch Life Variable Annuity Separate Account C; Merrill Lynch Life Variable Annuity Separate Account D; ML of New York Variable Life Separate Account; ML of New York Variable Life Separate Account II and ML of New York Variable Annuity Separate Account.

     (b) The directors, president, treasurer and executive vice presidents of Merrill Lynch, Pierce, Fenner & Smith Incorporated are as follows:

           NAME AND PRINCIPAL
            BUSINESS ADDRESS                 POSITIONS AND OFFICES WITH UNDERWRITER
           ------------------               -----------------------------------------
Candace E. Browning                         Director and Senior Vice President
Gregory J. Fleming                          Director and Executive Vice President
James P. Gorman                             Director, Chairman of the Board and Chief
                                              Executive Officer
Do Woo Kim                                  Director and Executive Vice President
Carlos M. Morales                           Director and Senior Vice President
Rosemary T. Berkery                         Executive Vice President
Ahmass L. Fakahany                          Executive Vice President
Allen G. Braithwaite, III                   Treasurer

---------------

     Business  address for  all persons listed:   4 World  Financial Center, New
York, NY 10080.

     (c) Not applicable

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

     All accounts, books, and records required to be maintained by Section 31(a) of the 1940 Act and the rules promulgated thereunder are maintained by the depositor at the principal executive offices at 1300 Merrill Lynch Drive, 2nd Floor, Pennington, New Jersey 08534 and the Service Center at 4804 Deer Lake Drive East, Jacksonville, Florida 32246.

ITEM 31. MANAGEMENT SERVICES

     Not Applicable.

ITEM 32. UNDERTAKINGS AND REPRESENTATIONS

     (a) Registrant undertakes to file a post-effective amendment to the Registrant Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

     (b) Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a statement of additional information, or (2) a postcard or similar written communications affixed to or included in the prospectus that the applicant can remove to send for a statement of additional information.

     (c)   Registrant  undertakes   to  deliver  any   statement  of  additional
information and any financial statements required to be made available under this Form promptly upon written or oral request.

     (d) Merrill Lynch Life Insurance Company hereby represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Merrill Lynch Life Insurance Company.

     (e) Registrant hereby represents that it is relying on the American Council of Life Insurance (avail. Nov. 28, 1998) no-action letter with respect to Contracts used in connection with retirement plans meeting the requirements of
Section 403(b) of the Internal Revenue Code, and represents further that it will comply with the provisions of paragraphs (1) through (4) set forth in that no-action letter.

                                   SIGNATURES

     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Merrill Lynch Life Variable Annuity Separate Account A, has caused this Registration Statement to be signed on its behalf, in the Borough of Pennington, State of New Jersey, on this 19th day of August, 2004.

                                           Merrill Lynch Life Variable
                                           Annuity
                                           Separate Account A
                                                   (Registrant)


Attest: /s/ EDWARD W. DIFFIN, JR.              By: /s/ BARRY G. SKOLNICK
       --------------------------------------      -----------------------------------------
       Edward W. Diffin, Jr.                       Barry G. Skolnick
       Vice President and Senior Counsel           Senior Vice President and General Counsel

                                           Merrill Lynch Life Insurance
                                           Company
                                                    (Depositor)


Attest: /s/ EDWARD W. DIFFIN, JR.              By: /s/ BARRY G. SKOLNICK
        -------------------------------------      -----------------------------------------
        Edward W. Diffin, Jr.                      Barry G. Skolnick
        Vice President and Senior Counsel          Senior Vice President and General Counsel

     As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on August 19, 2004.

                  SIGNATURE                                        TITLE
                  ---------                                        -----

                      *                        Director, Senior Vice President, and Chief
---------------------------------------------    Actuary
              Deborah J. Adler

                      *                        Director and Chairman of the Board
---------------------------------------------
             H. McIntyre Gardner

                      *                        Director and Senior Vice President
---------------------------------------------
            Christopher J. Grady

                      *                        Director, Senior Vice President, Chief
---------------------------------------------    Financial Officer, and Treasurer
              Joseph E. Justice

                      *                        Director, President, and Chief Executive
---------------------------------------------    Officer
             Nikos K. Kardassis

         *By: /s/ BARRY G. SKOLNICK            In his own capacity as Director, Senior Vice
---------------------------------------------    President, and General Counsel, and as
              Barry G. Skolnick                  Attorney-In-Fact

                                  EXHIBIT LIST

EXHIBIT                           DESCRIPTION                            PAGE
-------                           -----------                            ----
4(a)      Form of Contract for the Flexible Premium Individual
            Deferred Variable Annuity (Return of Premium)
4(b)      Form of Contract for the Flexible Premium Individual
            Deferred Variable Annuity (Contract Value)
4(c)      Return of Premium NAIC Model Non-Forfeiture Interest Rate
            Schedule Pages
4(d)      Return of Premium Fixed Non-Forfeiture Interest Rate
            Schedule Pages
4(e)      Contract Value NAIC Model Non-Forfeiture Interest Rate
            Schedule Pages
4(f)      Contract Value Fixed Non-Forfeiture Interest Rate Schedule
            Pages
4(g)      Guaranteed Minimum Income Benefit Endorsement and Schedule
            Pages
4(h)      Return of Premium Guaranteed Minimum Death Benefit
            Endorsement and Schedule Pages
4(i)      Maximum Anniversary Value Guaranteed Minimum Death Benefit
            Endorsement and Schedule Pages
4(j)      Roll-Up Guaranteed Minimum Death Benefit Endorsement and
            Schedule Pages
4(k)      Greater of Maximum Anniversary Value and Roll-Up Guaranteed
            Minimum Death Benefit Endorsement and Schedule Pages
4(l)      Additional Death Benefit Endorsement and Schedule Pages
4(m)      Bonus Endorsement and Schedule Pages
4(n)      Spousal Beneficiary Continuation Endorsement
  5       Form of Application for the Flexible Premium Individual
            Deferred Variable Annuity